Filed Pursuant to Rule 253(g)(1)

File No. 024-11179

OFFERING CIRCULAR

DATED JUNE 6, 2021

Remembrance Group, Inc.

365 5th Ave South, Suite 201

Naples, FL 34102

239-666-3440

www.remembrancegroup.com

UP TO 1,200,000 SHARES OF

SERIES A REDEEMABLE PREFERRED STOCK

Remembrance Group, Inc., which we refer to as “our company,” “we,” “our” and “us,” is offering up to 1,200,000 shares of series A preferred stock, par value $0.0001 per share, which we refer to as the series A preferred stock, at an offering price of $10.00 per share, for a maximum offering amount of $12,000,000. There is a minimum initial investment amount per investor of $5,000 for the series A preferred stock and any additional purchases must be made in increments of at least $100.

The series A preferred stock will rank as to dividend rights and rights upon our liquidation, dissolution, or winding up, senior to our common stock, par value $0.0001 per share, which we refer to as our common stock. Holders of our series A preferred stock will be entitled to receive cumulative dividends in the amount of $0.175 per share each quarter in arrears, which is equivalent to 7% per annum; provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when requested by a holder following the date when redemptions are permitted), such amount shall be increased to $0.25 per quarter, which is equivalent to 10% per annum. The liquidation preference for each share of our series A preferred stock is $15.00. Upon a liquidation, dissolution or winding up of our company, holders of shares of our series A preferred stock will be entitled to receive the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends (whether or not declared) to, but not including, the date of payment with respect to such shares. Commencing immediately after the initial closing of this offering and continuing indefinitely thereafter, we will have a right to call for redemption all or any portion of the outstanding shares of our series A preferred stock at a call price equal to 150% of the original issue price of our series A preferred stock. Each holder of shares of our series A preferred stock will have a right to put all (but not less than all) of the shares of series A preferred stock held by such holder back to us at a put price equal to 150% of the original issue purchase price of such shares commencing on the fifth anniversary of the initial closing of this offering. The series A preferred stock will have no maturity date and no voting rights (except for certain limited matters) and are not convertible into shares of our common stock. See “Description of Securities” beginning on page 62 for additional details.

This is our initial public offering, and no public market currently exists for our stock. Our common stock is not listed for trading on any exchange or automated quotation system. The offering price of the series A preferred stock may not reflect the market price of our series A preferred stock after this offering. We do not expect to apply to have our series A preferred stock quoted on any national securities exchange or any tier of the OTC Markets.

This offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings. This offering will terminate at the earlier of: (1) the date at which the maximum amount of offered shares has been sold, (2) the date which is 180 days after this offering is qualified by the U.S. Securities and Exchange Commission, or the SEC, subject to an extension of up to an additional 180 days at the discretion of our company and the underwriter, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Digital Offering LLC, a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or SIPC, which we refer to as the underwriter or managing broker-dealer, is the lead underwriter for this offering. The underwriter is selling our shares in this offering on a best efforts basis and is not required to sell any specific number or dollar amount of shares offered by this offering circular, but will use its best efforts to sell such shares. Cambria Capital LLC, or Cambria Capital, has been appointed by us and the underwriter as a soliciting dealer for this offering. Cambria Capital is an SEC registered broker-dealer and member of FINRA and SIPC. Cambria Capital operates the My IPO platform (available at www.myipo.com) as a separate unincorporated business division. Cambria Capital’s clearing firm, which we refer to as the Clearing Firm, is an SEC registered broker-dealer and member of FINRA and SIPC and is authorized to act as a clearing broker-dealer. Cambria Capital and its My IPO division clear through the Clearing Firm as do other broker-dealers who may participate in this offering. We refer to such other broker-dealers that clear through the Clearing Firm and who may participate in this offering as Other Broker-Dealers.

We may undertake one or more closings on a rolling basis. Until we complete a closing, the proceeds for this offering will be kept in an escrow account maintained at Wilmington Trust, National Association, or, in the case of investors who invest through Cambria Capital, the My IPO platform, or Other Broker-Dealers that clear through the Clearing Firm, proceeds will remain in the investor’s own brokerage account with Cambria Capital or one of the Other Broker-Dealers, as applicable. At a closing, the proceeds will be distributed to us and the associated series A preferred stock will be issued to the investors. If there are no closings or if funds remain in the escrow account upon termination of this offering without any corresponding closing, the funds so deposited for this offering will be promptly returned to investors, without deduction and generally without interest, or, in the case of investors who invest through Cambria Capital, the My IPO platform, or Other Broker-Dealers, their funds will remain unrestricted in their own investment account. See “Underwriting.”

	Price to Public(1)	Underwriting discount and commissions(2)	Proceeds to issuer(3)
Per Share	$10.00	$0.70	$9.30
Total Maximum	$12,000,000	$840,000	$11,160,000

(1)	Per Share price represents the offering price for one share of series A preferred stock.
(2)	This table depicts broker-dealer commissions of 7% of the gross offering proceeds. In addition to commissions, we have agreed to reimburse the underwriter for its reasonable, documented out-of-pocket expenses of up to $30,000. We have also agreed to issue to the underwriter warrants to purchase a number of shares of the series A preferred equal to 2% of the number of shares sold in this offering. The underwriter warrants will be exercisable for five years from the effective date of the offering at an exercise price equal to $10.00 per share. Please refer to the section captioned “Underwriting” for additional information regarding total underwriter compensation.
(3)	Before deducting expenses of the offering, which are estimated to be approximately $218,000, including a clearing broker processing fee of $60,000. See the section captioned “Underwriting” for details regarding the compensation payable in connection with this offering. This amount represents the proceeds of the offering to us, which will be used as set out in the section captioned “Use of Proceeds.”

Our business and an investment in our series A preferred stock involve significant risks. See “Risk Factors” beginning on page 11 of this offering circular to read about factors that you should consider before making an investment decision. You should also consider the risk factors described or referred to in any documents incorporated by reference in this offering circular, before investing in these securities.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This offering circular follows the disclosure format of Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

The approximate date of commencement of proposed sale to the public is June 6, 2021.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular and the documents incorporated by reference herein contain, in addition to historical information, certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements concerning predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; statements regarding our financing plans or growth strategies; statements concerning litigation or other matters; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith beliefs as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

●	The coronavirus pandemic and other changes in general economic and demographic conditions may cause a material adverse effect on our business;
●	the inherent risks associated with owning funeral homes, governing laws and regulations affecting the funeral and cemetery industry and illiquidity of real estate investments;
●	our ability to continue to manage through the societal shift to growing cremation rates;
●	increased competition in the geographic areas in which we own and operate funeral homes;
●	our ability to continue to identify, negotiate and acquire funeral businesses;
●	changes in market rates of interest;
●	our ability to repay debt financing obligations;
●	our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
●	our ability to comply with certain debt covenants;
●	our ability to integrate acquired properties and operations into existing operations;
●	the availability of other debt and equity financing alternatives;
●	continued ability to access the debt or equity markets;
●	the loss of any member of our management team;
●	our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;
●	market conditions affecting our investment securities;
●	changes in federal or state tax rules or regulations that could have adverse tax consequences; and
●	those risks and uncertainties referenced under the caption “Risk Factors” contained in this offering statement.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Potential investors should not make an investment decision based solely on our company’s.

The specific discussions herein about our company include future expectations about our company’s business. The expectations are presented in this offering circular only as a guide about future possibilities and do not represent actual amounts or assured events. All estimates are based exclusively on our company management’s own assessment of its business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from our expectations.

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Please read this offering circular carefully. It describes our business, our financial condition and results of operations. We have prepared this offering circular so that you will have the information necessary to make an informed investment decision.

You should rely only on the information contained in this offering circular. We have not, and the underwriter has not, authorized anyone to provide you with any information other than that contained in this offering circular. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. The information in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or any sale of the securities covered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States: We have not, and the underwriter has not, taken any action that would permit this offering or possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this offering circular must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby or the distribution of this offering circular outside the United States.

This offering circular includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable. We are ultimately responsible for all disclosure included in this offering circular.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the offering statement of which this offering circular is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS OFFERING CIRCULAR. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS OFFEIRNG CIRCULAR IS NOT AN OFFER TO SELL OR BUY ANY SECURITIES IN ANY STATE OR OTHER JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS OFFERING CIRCULAR IS CURRENT AS OF THE DATE ON THE COVER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR.

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SUMMARY

This summary highlights selected information contained elsewhere in this offering circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire offering circular, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this offering circular, before making an investment decision.

Our Company

Overview

We acquire and operate funeral homes and related businesses, primarily in Level C and Level D metropolitan area markets in the United States. According to the U.S. Census Bureau, Level C metropolitan areas have a population ranging from 100,000 to 249,999 and Level D metropolitan areas have a population of less than 100,000.

We are a Delaware corporation that was incorporated on January 31, 2020, but we were formed originally as a Delaware limited liability company on December 11, 2012 under the name PF Management Services, LLC. We converted from a limited liability company to a corporation in Delaware on February 1, 2020. We serve as the management company for one wholly owned and six affiliated, independent operating businesses, all of which we refer to as the operating businesses. We refer to the six affiliated, independent operating businesses, which are independent legal entities, as the independent operating companies. Based in Naples, Florida, we operate seven businesses with 14 locations on a consolidated basis and we plan to operate in 23 states located throughout the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern regions of the United States. These target markets represent our current base of businesses and other markets where we plan to operate in the future. These are the same markets in which our senior management team has operated death care and complementary businesses throughout their careers.

We serve as the management company for the operating businesses of the Remembrance Group, a brand name used to describe our consolidated operating businesses. We provide consulting and management services, such as accounting and bookkeeping services, developing operational plans, and workforce management and recruitment to Remembrance Group’s funeral homes and other non-competing clients. We employ Remembrance Group’s executive officers and have contractual management administrative services agreements, which we refer to as MSAs, with each of Remembrance Group’s six independent operating companies. The MSAs in effect enable the independent operating companies to operate with us on a consolidated basis.

We also have option agreements in place, which we refer to as the option agreements, to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies.

We own 100% of Premier Funeral Management Group V LLC, a Delaware limited liability company, or PFMG V, our one wholly owned operating subsidiary. PFMG V was formed to acquire and operate the Premier Sharp Funeral Home in Tennessee.

Each of the six independent operating companies within the Remembrance Group are Delaware limited liability companies which were formed to acquire and operate one or more specific funeral businesses. The six independent operating companies along with their wholly owned funeral businesses are listed below:

●	Premier Funeral Management Group, LLC, or PFMG, which owns and operates the Cawood Funeral Home in Kentucky.
●	Premier Funeral Management Group II, LLC, or PFMG II, which owns and operates the Markwell & Son Funeral Home and the Greenwell Funeral Home in Illinois.
●	Premier Funeral Management Group, IV, or PFMG IV, which owns and operates the Whinery Funeral Service, the Rose Chapel Funeral Service and Whinery Huddleston Funeral Service, in Oklahoma
●	Premier Funeral Management Group, VI, or PFMG VI, which owns and operates the Masciarelli Family Funeral Homes in Massachusetts.
●	Premier Funeral Management Group, VII LLC, or PFMG VII, which owns and operates the Adams Funeral Chapel in Illinois.
●	Premier Funeral Management Services, III LLC, or PFMS III, which owns and operates the McFarland Funeral Chapel and Polk Memorial Gardens Cemetery in , North Carolina.

Remembrance Group anticipates consolidating these independent operating companies into a unified ownership structure in the future and expects to use a substantial portion of the net proceeds of the Offering to exercise its acquisition rights under one or more of the Option Agreements. See “Use of Proceeds” below.

Impact of the Coronavirus Pandemic

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency.

Most states and cities have reacted by instituting quarantines, restrictions on travel, “stay at home” rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic and the need to contain it.

Currently, our operations have been deemed essential by the state and local governments in which we operate. Our funeral homes have remained open to continue to serve our customers’ needs, and we are following guidelines issued by federal, state and local government officials to ensure that we continue to satisfy their requirements for offering our essential services. The operation of all of our facilities is critically dependent on our licensed Funeral Directors and Embalmers as well as staff members of our businesses, which are all considered by the CDC to be essential workers. To ensure the wellbeing of our employees and their families, we have provided all of our employees with detailed health and safety literature and links to video learning on the coronavirus, such as the Center for Disease Control, or the CDC, industry-specific guidelines for working with the deceased who were and may have been infected with the coronavirus. In addition, we have updated and developed new safety-oriented guidelines to support daily field operations and provided personal protection equipment to our employees, and we have implemented work from home policies for all non-essential employees consistent with CDC guidance to reduce the risks of exposure to the coronavirus while still supporting the families that we serve.

We have also begun implementing virtual meeting options using a variety of web-based tools to ensure that we can continue to connect with and meet our customers’ needs in a safe, effective and productive manner. Some of our locations have also started providing live video streaming and recording of their funeral and burial services to our customers, so that family and friends can connect virtually during their time of grief.

Like most businesses world-wide, the coronavirus pandemic has impacted us operationally and financially; however, we cannot presently predict the scope and severity with which, or for how long, the coronavirus will impact our business, financial condition, results of operations and cash flows. We expect that throughout this disruption our funeral homes will remain open and available to serve our families in all the locations in which we operate to the extent permitted by local authorities. To date, the financial condition and the results of operations of our death care business and that of our independent operating companies have not been materially impacted by the coronavirus. The limitations of the size of gatherings have not impacted our revenues as we have seen no decline in the number of gatherings, only restrictions in numbers in attendance, and, based on current publicly available information concerning the coronavirus and related government actions, we do not expect any material negative future impact on our operations. In the case of pre-need services, although we do not engage in any significant marketing of pre-need services, we do expect our pre-need sales to be challenged during the coronavirus pandemic. See also “Risk Factors” above.

The Funeral Industry

We believe current market dynamics and trends are ideal to implement our company’s business and growth strategy. In 2018, United States sales related to funeral services totaled nearly $15.2 billion, a 10.7 percent increase since 2014. In 2019, there were approximately 19,136 funeral home locations in the United States according to National Directory of Morticians Redbook. The “death care” industry is highly fragmented. There are three publicly traded companies that operate funeral homes and cemeteries in North America, which control an estimated 10.8% of funeral homes in the United States, and the remaining 89.2% are privately owned by families or individuals; 97% of these businesses employ fewer than 20 employees and 89% employ less than 10 employees. The publicly traded companies include Service Corporation International, America’s largest provider of death care products and services; StoneMor Partners, L.P., which primarily focuses on cemetery operations; and Carriage Services, Inc.

The industry is growing steadily, driven by current demographic (“baby boomer” death rate) trends. According to ACL.Gov and the Census Bureau, the United States’ population over 65 years of age was 50.9 million in 2017 and is expected to rise to 83.7 million by 2050, a 61% increase and compound annual growth rate of about 2%. An increase in the number of older Americans inevitably leads to an increasing number of deaths, while controlling for improvements in end-of-life stage healthcare, as well as increases in obesity and associated diseases that reduce life expectancy. The number of deaths per year in the United States was 2.9 million in 2017 according to the Center for Disease Control and Prevention, up from 2.5 million in 2014, an increase of approximately 3% per year.

Our Competition

We face competition in all of our markets. Most of our competitors are, and are expected to continue to be, independent operations. Our ability to compete successfully depends on our management’s forward vision, timely responses to changes in the business environment, our operating businesses’ ability to maintain a good reputation and high professional standards as well as offer products and services at competitive prices. We anticipate that additional consolidators will enter the industry and likely pursue acquisitions in our market areas, potentially increasing the average consideration required to successfully purchase a funeral home business. If we face price competition in our markets, or if local competitors successfully exploit the perception that our acquired businesses are now owned by a “corporate consolidator,” we will be challenged to successfully execute our business plan in a given market.

Our Competitive Strengths

We believe that our focus on secondary markets in certain Midwest, Mid-South, Appalachian, Mid-Atlantic Mid-Eastern states provides our company with several strategic advantages. We believe that these markets offer a large and growing base of owners interested in selling their properties, and we expect that we will be able to buy funeral properties for near-historically low prices and on favorable terms. Twenty of our twenty-three initially targeted states rank in the top twenty-four states for potential funeral services market size. We believe that the sector’s competitive dynamics in these geographic areas offer significant opportunities to improve an acquired location’s financial performance and local market share. These areas also are largely insulated from the downward per-service revenue pressure created by the growing trend of cremation, due to their location in the “Bible Belt” which has historically seen greater focus on traditional values and traditional funeral and burial practices.

In addition, we believe the following competitive strengths position us well to implement our acquisition and market growth strategy:

●	Focus on Calls (i.e., the number of “deceased” whose families we serve) – Continued management efforts to relate all location activities and expenses to a positive impact on call growth;
●	Experienced, proven management team;
●	Operational expertise and focus;
●	Disciplined, value-oriented approach towards acquisitions;
●	Innovative approach to funeral home operations and strategy; and
●	Strategic partnerships and vendor relationships.

Our Growth Strategy

Our corporate level strategy is to acquire funeral home businesses generating approximately $1 million to $2 million in revenue per location at a multiple of trailing earnings before interest, taxes, depreciation and amortization, or EBITDA, on an adjusted basis, or Adjusted EBITDA. Adjusted EBITDA is typically calculated by adding back expenses associated with the seller that we no longer expect to incur after an acquisition. Through a planned reduction of expenses associated with cost of goods sold, or COGS, and overhead, management aims to improve EBITDA margins after the consummation of an acquisition from approximately 25% to 30% before acquisition to 35% to 40% post acquisition.

We focus on expanding EBITDA margins through leveraging our volume purchasing agreements for products like caskets and vaults, eliminating or reducing excess expenditures, and right-sizing staffing levels, including contracted or outsourced services. We estimate that we can immediately reduce an acquired business’ cost of goods sold through our vendor relationships and pricing, e.g., with suppliers like Batesville Casket Company, resulting in a gross profit and EBITDA margin expansion of approximately 3.0% - 5.0%. We also implement back office systems and controls, such as accounting and payroll functions, at our acquired businesses, to both improve system functionality and reduce costs associated with facility operations. Recent technological advances, particularly in the area of “cloud based” business services, have enabled us to integrate the systems of an acquired business into our accounting, financial and back-office software programs on a shorter timeframe, providing us with around the clock visibility into the operating and financial performance of each company we acquire. Our goal is to implement these changes in collaboration with the local employees to minimize any disruptions associated with the sale of the business.

A core component of our operating and growth strategy involves developing and executing a specific strategic plan for each business we acquire in partnership with the prior owners and existing “key man” staff members on location. A plan is developed for each individual location, as we believe every funeral home is unique in its market. Our general approach involves providing outstanding client service levels and innovative product and service offerings and fee structures. We additionally employ various marketing approaches in each market, including brand differentiation, ongoing client and prospect relationship management, public and community relations, on and off-site events, and various other initiatives that are expected to drive market share and revenue, as well as client satisfaction surveys.

We believe that a top-tier team - from executive level members to junior employees at our local funeral homes - is a critical element of our strategy to build an industry-leading death care company. We seek to recruit, hire and retain top-performing employees through a systematic process and core focus of our company. Prospective employees are professionally evaluated to assess their skills, interests and potential to succeed in their positions. We aim to create individual performance and growth programs for all employees and continually measure and provide feedback associated with established goals and actual performance. We also implement compensation programs that are connected to individual and group performance.

We have carefully chosen our initial target markets based on the likelihood that we can realize improvements at our acquired funeral homes in the short term in partnership with the previous owner and retained staff. Funeral homes in the “trade areas” we have selected are mostly small, independently owned and operated, and have conducted business in the same manner for decades. The funeral homes in these areas generally do not focus on proactive marketing, client development and packaged services for families. More “modern” marketing practices, like customer relationship management and referral generation programs, often do not exist in a trade area. We confirm this market attribute during our due diligence process. Funeral homes that meet our criteria in these markets usually also have bloated overhead expenses and inefficient purchasing. After close of an acquisition, we work to expand our EBITDA margins through general and administrative expense reductions and implement product purchasing initiatives. By providing back office services, such as accounting, payroll functions, HR, legal and merchandising to our acquired businesses, we seek to improve system functionality and reduce costs associated with facility operations.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

●	the coronavirus pandemic and other changes in general economic and demographic conditions may cause a material adverse effect on our business;
●	the inherent risks associated with owning and operating funeral homes, governing laws and regulations affecting the funeral and cemetery industry;
●	increased competition in the geographic areas in which we own and operate funeral homes;
●	our ability to continue to manage through the societal shift to growing cremation rates;
●	our ability to continue to identify, negotiate, acquire and integrate funeral businesses;
●	the failure of our acquired businesses to perform as expected;
●	our reliance on third party product and service providers;
●	changes in market rates of interest and our ability to fund acquisitions through debt;
●	our ability to repay debt financing obligations and comply with certain debt covenants;
●	the availability of other debt and equity financing alternatives;
●	the loss of any member of our management team; and
●	those risks and uncertainties referenced under the caption “Risk Factors” contained in this offering statement.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this offering circular before investing in our series A preferred stock.

Recent Developments

Lease Buyout

On March 30, 2021, we exercised the lease buyout for the leased property, known as “Adams Funeral Chapel,” discussed below with our financial leases. As part of the lease buyout, we purchased the leased property for $1,147,965 and paid off an outstanding promissory note due to the lessor in the amount of $259,054, including principal and interest. We entered into a mortgage in the amount of $1,112,000 to finance the majority of the lease buyout and payoff of the promissory note. The mortgage has a term of twenty-five years at a variable annual interest rate of the U.S. Prime rate plus 1.25%. The current monthly payment is $6,223, beginning April 2021.

Changes in Executive Officers and Directors

On February 1, 2021, our board of directors received and approved the resignation of Ian Beadle as a director.  To fill the vacancy created by the resignation of Ian Beadle, the board of directors appointed Paul Rosenberg as a new, independent director, effective February 1, 2021.

Corporate Information

Our principal executive offices are located at 365 5th Ave South, Suite 201, Naples, FL 34102 and our telephone number is (239) 666-3440. We maintain a website at www.Remembrancegroup.com. Information available on our website is not incorporated by reference in and is not deemed a part of this offering circular.

The Offering

Securities being offered:	Up to 1,200,000 shares of series A preferred stock at an offering price of $10.00 per share, for a maximum offering amount of $12,000,000.

Terms of series A preferred stock:

●     Ranking - The series A preferred stock ranks, as to dividend rights and rights upon our liquidation, dissolution, or winding up, senior to our common stock. The terms of the series A preferred stock will not limit our ability to (i) incur indebtedness or (ii) issue additional equity securities that are equal or junior in rank to the shares of our series A preferred stock as to distribution rights and rights upon our liquidation, dissolution or winding up.

●     Dividend Rate and Payment Dates - Dividends on the series A preferred stock being offered will be cumulative and payable quarterly in arrears to all holders of record on the applicable record date. Holders of our series A preferred stock will be entitled to receive cumulative dividends in the amount of $0.175 per share each quarter, which is equivalent to the annual rate of 7% of the $10.00 per share purchase price of the series A preferred stock; provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when properly requested by a holder), such amount shall be increased to $0.25 per quarter, which is equivalent to the annual rate of 10% of the $10.00 liquidation preference per share described below. Dividends on shares of our series A preferred stock will continue to accrue even if any of our agreements with banks or other third parties prohibit the current payment of dividends or we do not have earnings.

●    Liquidation Preference - The liquidation preference for each share of our series A preferred stock is $15.00, or 150% of the original per share purchase price of the series A preferred stock. Upon a liquidation, dissolution or winding up of our company, holders of shares of our series A preferred stock will be entitled to receive the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends (whether or not declared) to, but not including, the date of payment with respect to such shares.

●    Company Call and Stockholder Put Options - Commencing immediately following the initial closing of this offering and continuing indefinitely thereafter, we shall have a right to call for redemption all or any portion of the outstanding shares of our series A preferred stock at a call price equal to 150% of the original issue price of our series A preferred stock. Each holder of shares of our series A preferred stock shall have a right to put all (but not less than all) of the shares of series A preferred stock held by such holder back to us at a put price equal to 150% of the original issue purchase price of such shares commencing on the fifth anniversary of the initial closing of this offering.

●    No Mandatory Redemption - The shares of our series A preferred stock have no maturity date, and we will not be required to redeem shares of our series A preferred stock at any time except as otherwise described above under the caption “Company Call and Stockholder Put Options.” Accordingly, the shares of our series A preferred stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our call right or the holder of the series A preferred stock exercises his put right.

●    Voting Rights - We may not authorize or issue any class or series of equity securities ranking senior to the series A preferred stock as to dividends or distributions upon liquidation (including securities convertible into or exchangeable for any such senior securities) or amend our certificate of incorporation (whether by merger, consolidation, or otherwise) to materially and adversely change the terms of the series A preferred stock without the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter by holders of our outstanding series A preferred stock, voting together as a class. Otherwise, holders of the series A preferred stock will not have any voting rights.

●     No Conversion Right - The series A preferred stock is not convertible into shares of our common stock.

Best efforts offering:	The underwriter is selling the shares of series A preferred stock offered in this offering circular on a “best efforts” basis and is not required to sell any specific number or dollar amount of series A preferred stock offered by this offering circular, but will use its best efforts to sell such shares.

Securities issued and outstanding before this offering: (1)	9,850,522 shares of common stock; warrants to purchase 150,000 shares of common stock; and no shares of series A preferred stock.

Securities issued and outstanding after this offering:(2)	9,850,522 shares of common stock; warrants to purchase 150,000 shares of common stock; and 1,200,000 shares of series A preferred stock if the maximum number of shares being offered are sold.

Minimum subscription price:	The minimum initial investment is per investor is $5,000 and any additional purchases must be made in increments of at least $100.

Use of proceeds:

We estimate our net proceeds from this offering will be approximately $10,882,000 if the maximum number of shares being offered are sold based upon the offering price of $10.00 per share and after deducting the 7% underwriting discounts and commissions and estimated offering expenses of $130,000 plus transaction processing fees of $60,000 payable to the clearing broker by us.

We intend to use the net proceeds from this offering to fund acquisitions pursuant to the exercise of existing option agreements with certain of our operating businesses and for debt repayment. For a discussion, see “Use of Proceeds.”

Termination of the offering:	This offering will terminate at the earlier of: (1) the date at which the maximum amount of offered shares has been sold, (2) the date which is 180 days after this offering is qualified by the SEC, subject to an extension of up to 180 days by us and the underwriter, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Closings of the offering; Subscribing through Cambria Capital, the My IPO platform, or Other Broker-Dealers:

We may undertake one or more closings on a rolling basis. Until we complete a closing, the proceeds for this offering will be kept in an escrow account maintained at Wilmington Trust, National Association or will be held in your own brokerage account as described below. At a closing, the proceeds will be distributed to us and the associated shares will be issued to the investors. If there are no closings or if funds remain in the escrow account upon termination of this offering without any corresponding closing, the investments for this offering will be promptly returned to investors, without deduction and generally without interest.

You may not subscribe to this offering prior to the date this offering is qualified by the SEC, which we will refer to as the qualification date. Before the qualification date, you may only make non-binding indications of your interest to purchase securities in the offering. For any subscription agreements received after the qualification date, we have the right to review and accept or reject the subscription in whole or in part, for any reason or for no reason. If rejected, we will return all funds to the rejected investor within ten business days. If accepted, the funds will remain in the escrow account until we determine to have an initial closing of the offering and the funds in escrow will then be transferred into our general account.

Following the initial closing of this offering, we expect to have several subsequent closings of this offering until the maximum offering amount is raised or the offering is terminated. We expect to have closings on a monthly basis and expect that we will accept all funds subscribed for each month subject to our working capital and other needs consistent with the use of proceeds described in this offering circular.  Investors should expect to wait approximately one month and no longer than forty-five days before we accept their subscriptions and they receive the securities subscribed for.  An investor’s subscription is binding and irrevocable and investors will not have the right to withdraw their subscription or receive a return of funds prior to the next closing unless we reject the investor’s subscription. You will receive a confirmation of your purchase promptly following the closing in which you participate.

Procedures for Subscribing through Cambria Capital, the My IPO Platform or Other Broker-Dealers

Cambria Capital is an SEC registered broker-dealer and member of FINRA and SIPC. Cambria Capital has been appointed by us and the underwriter, our managing broker-dealer, as a soliciting dealer for this offering. Cambria Capital operates the My IPO platform as a separate unincorporated business division. Cambria Capital’s clearing firm, who we refer to as the Clearing Firm, is an SEC registered broker-dealer and member of FINRA and SIPC and is authorized to act as a clearing broker-dealer. Cambria Capital and its My IPO division clear through the Clearing Firm as do other broker-dealers who may participate in this offering. We refer to such other broker-dealers that clear through the Clearing Firm and who may participate in this offering as Other Broker-Dealers.

Prospective investors investing through Cambria Capital, My IPO or Other Broker-Dealers will acquire shares of our series A preferred stock through book-entry order by opening an account with Cambria Capital, My IPO, or an Other Broker-Dealer, or by utilizing an existing Cambria Capital account, My IPO account or account with an Other Broker-Dealer. In each such case, the account will be an account owned by the investor and held at the Clearing Firm, as the clearing firm for the exclusive benefit of such investor. The investor will also be required to complete and submit a subscription agreement. Subscriptions for shares of series A preferred stock acquired through an account at Cambria Capital, My IPO or an Other Broker-Dealer are all processed online

The process for investing through Cambria Capital, My IPO or through Other Broker-Dealers will work in the following manner. The Clearing Firm will enter into a custody agreement with us pursuant to which we will issue uncertificated securities to be held at the Clearing Firm, and the shares of series A preferred stock held at the Clearing Firm will be reflected as an omnibus position on our records and the transfer agent’s records in the name of the Clearing Firm, for the exclusive benefit of customers. We will open a brokerage account with the Clearing Firm and the Clearing Firm will hold the shares of series A preferred stock to be sold in the offering in book-entry form in our company’s Clearing Firm account. When the shares of series A preferred stock are sold, the Clearing Firm maintains a record of each investor’s ownership interest in those securities. Under an SEC no-action letter provided to the Clearing Firm in January 2015, the Clearing Firm is allowed to treat the issuer as a good control location pursuant to Exchange Act Rule 15c3-3(c)(7) under these circumstances. The customer’s funds will not be transferred into a separate account awaiting the initial closing, or any other closing, but will remain in the customer’s account at the Clearing Firm pending instructions to release funds to us if and when we determine to have a closing.

In order to subscribe to purchase the shares of series A preferred stock through Cambria Capital, My IPO or through another Broker-Dealer, a prospective investor must electronically complete and execute a subscription agreement and provide payment using the procedures indicated below. When submitting the subscription request through Cambria Capital, My IPO or an Other Broker-Dealer, a prospective investor is required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents. We will not accept any subscription agreements prior to the SEC’s qualification of this offering.

We will notify the Clearing Firm when we wish to conduct a closing. The Clearing Firm executes the closing by transferring each investor’s funds from their Cambria Capital, My IPO or Other Broker-Dealer accounts to our Clearing Firm account and transferring the correct number of book-entry shares to each investor’s account from our Clearing Firm account. The shares are then reflected in the investor’s online account and shown on the investor’s Cambria Capital, My IPO or Other Broker-Dealer account statements. Cambria Capital, My IPO and Other Broker-Dealers will also send trade confirmations individually to the investors.

Other Subscription Procedures

Investors not purchasing through Cambria Capital, My IPO or an Other Broker-Dealer that clears through the Clearing Firm must complete and execute a subscription agreement for a specific number of shares and pay for the shares at the time of the subscription. Completed subscription agreements will be sent by your broker-dealer or registered investment advisor, as applicable, to Digital Offering at the address set forth in the subscription agreement. Subscription payments should be delivered directly to the escrow agent. If you send your subscription payment to your broker or registered investment advisor, then your broker or registered investment advisor will immediately forward your subscription payment to the escrow agent. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Restrictions on investment amount:	Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Risk factors:	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 11 before deciding to invest in our securities.

(1)	The number of shares of our capital stock outstanding excludes shares of common stock issuable upon the exercise of warrants representing the right to purchase a total of 150,000 shares of common stock at an exercise price of $0.01 per share.

(2)	The total number of shares of our capital stock outstanding after this offering is based on 9,850,522 shares of common stock outstanding as of February 3, 2020 and excludes:

●	2,141,390 shares of our common stock granted pursuant to our 2020 Equity Incentive Plan;
●	358,741 shares of our common stock reserved for future grants pursuant to our 2020 Equity Incentive Plan; and
●	Up to 24,000 shares of series A preferred stock underlying the underwriter warrants.

Summary Financial Data

The following tables summarize selected financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this offering circular and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary consolidated financial data as of December 31, 2020 and 2019 and for the years then ended for our company are derived from our audited consolidated financial statements included elsewhere in this offering circular. Our consolidated financial statements include the accounts of Remembrance Group, Inc. and all subsidiaries in which we hold a controlling financial interest. The subsidiaries are consolidated because they are controlled by us. Control over a subsidiary exists because we possess the power to direct the activities that most significantly impact the subsidiary’s economic performance. The power to direct those activities arises either through our owning a majority voting interest in the subsidiary, or, alternatively, through legal or contractual rights or obligations of ours whose terms implicitly or explicitly convey that power. Intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements also include the accounts of the funeral service trusts in which we have a variable interest and are the primary beneficiary. We have retained the specialized industry accounting principles when consolidating the trusts. Our trusts are variable interest entities, for which we have determined that we are the primary beneficiary as we absorb a majority of the losses and returns associated with these trusts. Although we consolidate the trusts, it does not change the legal relationships among the trusts, us, or our customers. The customers are the legal beneficiaries of these trusts; therefore, their interests in these trusts represent a liability to us.

We have a wholly owned subsidiary, which operates one funeral service location. We also operate six funeral services entities, which are separately owned, but managed by us. Of these seven funeral service locations, four are under long-term leases with operating and management agreements. We manage three funeral service locations under long-term contract and other agreements that do not qualify as acquisitions for accounting purposes. As a result, our company did not consolidate all of the existing assets and liabilities related to these funeral service locations. Under the long-term contract and other agreements associated with these properties, which are subject to certain termination provisions, our company is the exclusive operator of these funeral service locations and earns revenues through its management fees related to sales of services and merchandise. Upon termination of these agreements, our company will retain certain benefits related to the contractual agreement. We have also recognized the existing customer contract-related performance obligations that we assumed as part of these agreements.

On February 14, 2020, the Company entered into an agreement to divest one of its six funeral home businesses that was not majority owned by the Company. The Company has entered into a long-term management agreement with this funeral home business pursuant to which it will receive management fees but it will no longer exert the power to direct the activities that most significantly impact this operating business entity’s economic performance. Therefore, the financial results of this business will no longer be included in the Company’s consolidated financial results. This divestiture has relieved the Company of $3.3 million of long term debt obligations reported in the Company’s December 31, 2019 consolidated financial statements. See Exhibit 3.3 - Promissory Note dated May 16, 2014. Management believes that there will be minimal financial impact to the Company’s statement of operations from this divesture due to the long-term management fees associated with the new management agreement now in place with this funeral home business.

The summary financial data information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere in this offering circular fully represent our financial condition and operations; however, they are not necessarily indicative of our future performance.

	Years Ended December 31,
	2020	2019
	(audited)	(audited)
Statements of Operations Data
Total revenues	$7,354,704	$8,854,905
Cost and expense applicable to revenue	1,514,346	1,752,413
Gross profit	5,840,358	7,102,492
General and administrative expenses	4,589,527	5,522,913
Depreciation and amortization	659,544	896,005
Operating income	591,287	683,574
Interest expense	1,268,808	1,831,175
Other income (expense)	1,340,947	(54,867)
Net income (loss)	$663,426	$(1,202,468)

Net loss attributable to the non-controlling interest	$(954)	$(825,588)
Preferred stock dividends	(49,294)	(603,240)
Net income (loss) attributable to common shareholders	$615,086	$(980,120)
Net income (loss) per common share, basic	$0.07	$(0.47)
Net income (loss) per common share, diluted	$0.05	$(0.47)
Weighted average number of common units outstanding – basic	9,187,128	2,083,017
Weighted average number of common shares outstanding – diluted	11,410,544	2,083,017

	As of	As of
	31-Dec-20	31-Dec-19
	(audited)	(audited)
Balance Sheet Data
Cash and cash equivalents	3,306,673	459,099
Preneed receivables, net and trust investments	1,107,798	2,997,120
Total assets	14,727,252	15,705,934
Total liabilities	18,107,372	27,065,673
Temporary equity	801,474	—
Stockholders’ equity (deficit)	(4,181,594)	(11,359,739)
Total liabilities and stockholders’ equity	14,727,252	15,705,934

RISK FACTORS

An investment in our shares of series A preferred stock involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this offering circular, before making an investment decision with respect to our securities. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the value of your shares of series A preferred stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

The coronavirus pandemic may cause a material adverse effect on our business.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has had, and could have a significantly greater, material adverse effect on the U.S. economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

Most states and cities have reacted by instituting quarantines, restrictions on travel, “stay at home” rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic and the need to contain it.

The coronavirus pandemic could result in social, economic and labor instability that adversely affects our employee and customer relationships and pre-need sales activity, and in so doing adversely affects our business, financial condition, results of operations and cash flows. For example, governmental actions restricting public gatherings and interaction may result in our customers deferring making purchase decisions regarding pre-need arrangements or delaying holding funeral services and may result in our inability to operate our funeral homes, which would have an adverse impact on our business, financial condition, results of operations and cash flows. Having to adjust our policies and practices to respond to global health concerns could also result in increased operating expenses. We continue to monitor this public health crisis and its impact on our employees, customers and vendors and the overall economic environment within the U.S. and worldwide, but we cannot presently predict the full scope and severity of the disruptions caused by the coronavirus pandemic on our business, financial condition, results of operations and cash flows.

If the current pace of the pandemic cannot be slowed and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having the virus, which could require quarantine of some or all such employees or closure of our facilities for disinfection. We may also delay or reduce certain capital spending and related projects until the travel and logistical impacts of the pandemic are lifted, which will delay the completion of such projects. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

Further, our customers’ financial condition may be adversely impacted as a result of the impacts of the coronavirus and efforts taken to prevent its spread, which could result reduced revenue and profitability as customers opt for lower cost options.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this offering circular, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

We may not be able to identify, complete, fund or successfully integrate additional funeral home business acquisitions, which could have an adverse effect on our results of operations.

A primary component of our business strategy is to grow through acquisitions of funeral homes at attractive prices and on favorable terms. We cannot assure you that we will be able to identify and acquire businesses on terms favorable to us or at all. We may face competition from other death care companies in making acquisitions. Industry consolidation or rising valuations could lead to a dearth of suitable acquisition targets. To date, we have funded our initial acquisitions primarily through senior debt facilities and seller financing, with limited up front equity (cash) contributions to transactions. Our ability to make acquisitions in the future may be limited by our inability to secure adequate financing, restrictions under our existing or future debt agreements, competition from third parties, or a lack of suitable properties.

In addition, if we complete acquisitions, we may encounter various associated risks, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention, and unanticipated problems or liabilities, some or all of which could have a material adverse effect on our operations and financial performance. We cannot predict the competitive dynamics in a specific market after we acquire a funeral home business. We cannot assure you that we will source, close and effectively provide management services to additional funeral businesses that we do not own.

We are dependent upon highly qualified personnel, including our current management, and the loss of such personnel is a risk to our success.

We will be substantially dependent upon current and future management team members who have experience in our business and complementary firms, to carry out our business plan. A component of our business strategy is to purchase businesses that we believe already employ high quality managers and licensed and unlicensed employees and then retain them after we acquire the firm. We are highly dependent upon the efforts of our acquired businesses’ management and technically skilled personnel, including licensed funeral directors, insurance sales representatives and additional staff, and our future performance will depend in part upon the ability of management to manage growth effectively and to retain the services of these full time and contract employees. Because competition for high quality management, technical and other personnel is intense, we may be unable to retain our key employees or attract other highly qualified employees in the future.

The loss of the services of any of our management team members or the failure to attract and retain additional key employees could have a material adverse effect on our business, financial condition and results of operations. In particular, the success of our business is substantially dependent on the continued services and on the performance of our senior executives including our Chief Executive Officer, Dennis L. Smith, who have extensive experience and expertise in our business and have led our company to execute its business model and strategy during the most recent phase of our growth. While we intend to provide the management team members long-term incentive compensation arrangements to retain them, the loss of the services of Mr. Smith, or the additional members of the management team could harm our business and prospects. We currently do not have key man life insurance policies on our executives.

The death care business and funeral home industry continues to be competitive, both generally and in our target markets.

We face competition in all of our markets. Most of our competitors are and will be independent operations. Our ability to compete successfully depends on our management’s forward vision, timely responses to changes in the business environment, our funeral homes’ ability to maintain a good reputation and high professional standards as well as offer products and services at competitive prices. We anticipate that additional consolidators will enter the industry and likely pursue acquisitions in our market areas, potentially increasing the average consideration required to successfully purchase a funeral home business. If we face price competition in our markets, or if local competitors successfully exploit the fact that our acquired businesses are now owned by a perceived “corporate consolidator,” we may not be able to successfully execute our business plan in a particular market. If we are unable to successfully compete in our markets, our financial condition, results of operations and cash flows could be materially adversely affected.

Our financial results could be negatively affected if acquisitions fail to perform as expected or we realize unexpected liabilities.

Our capital deployed to acquire funeral home acquisitions may be significant individually or in the aggregate. As a result, if a significant investment in one or more businesses fails to perform as expected, our financial results could be more negatively affected and the magnitude of the loss could be more significant than if we had made smaller investments in more businesses. Our financial results could be negatively affected if any of our acquired businesses encounter unexpected financial burdens and fail to perform as expected. Additionally, though our acquisitions are typically structured as asset purchases which somewhat alleviate potential costs and problems associated with unknown liabilities, we may experience various liabilities unknown at the time of acquisition, negatively impacting our expenses, brand and reputation, and our company’s attention required to address such circumstances.

Failure to maintain effective internal control over financial reporting could adversely affect our results of operations.

The accuracy of our financial reporting depends on the effectiveness of our internal control over financial reporting. Internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements and may not prevent or detect misstatements because of its inherent limitations. If we do not maintain effective internal control over financial reporting or implement controls sufficient to provide reasonable assurance with respect to the preparation and fair presentation of our financial statements, our results of operations could be materially adversely affected.

Demand for our products and services are dependent on death rates and are influenced by a variety of general economic factors.

Key drivers of demand are death rates and overall trends related to the national and local economies. While death rates generally have been increasing, medical advances could reverse that trend and negatively impact demand in the funeral services business. Spending on funeral services and related products is dependent on general economic factors; in times of economic distress consumers spend less on funeral services and related products. If the US experiences a general economic downturn, our business results may suffer.

Our operating results may involve significant fluctuations.

Various factors contribute to significant periodic and seasonal fluctuations in our results of operations. These factors include the following:

●	Death rates in our local markets, including seasonal variations;
●	competitive dynamics in our markets;
●	the volume of calls relative to our capacity;
●	effectiveness in managing overhead costs;
●	changes in cost and availability of labor and products; and
●	changes in financing costs.

Accordingly, you should not rely on the results of any period as an indication of our future performance.

An increase in cremation rates would negatively impact total industry revenue and potentially impact our revenue and profitability.

Cremations on average generate approximately 20% of our revenues with the remaining 80% primarily related to traditional burial services. According the Cremation Association of North America, or CANA, cremations accounted for approximately 53.1% of US funeral services in 2018, an increase of 7.9% over a five-year period (i.e., 45.2% in 2013). This change represents an annual growth rate of 1.58% which is expected to continually rise as consumer preferences evolve. Our management has focused on providing consumers with an expanded product and service offering related to cremation memorial services, resulting in higher than market average revenue and profit per case. We have invested heavily in training our staffs on the importance of memorial services when cremation is chosen as a final disposition at our business locations. If we are unable to successfully expand our cremation memorialization products and services and increase revenue per case at our acquired businesses and cremations remain a significant percentage of our funeral services, however, our financial condition, results of operations, and cash flows could be materially adversely affected.

Increasing death benefits related to preneed funeral contracts funded through life insurance contracts may not cover future increases in the cost of providing a price-guaranteed funeral service.

We sell price-guaranteed preneed funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. Typically, there is an increasing death benefit associated with the contract that may vary over the contract life. There is no guarantee that the increasing death benefit will cover future increases in the cost of providing a price-guaranteed funeral service, and any such excess cost could be materially adverse to our future cash flows, revenue, and operating margins.

The financial condition of third-party insurance companies that fund our preneed contracts may impact our future revenue.

Where permitted, customers may arrange their preneed contracts by purchasing life insurance or annuity policies from third-party insurance companies. The customer/policy holder assigns the policy benefits to us as payment for their preneed contract at the time of need. If the financial condition of the third-party insurance companies were to deteriorate materially because of market conditions or otherwise, there could be an adverse effect on our ability to collect all or part of the proceeds of the life insurance policies, including the annual increase in the death benefits, if we fulfill the preneed contract at the time of need. Failure to collect such proceeds could have a material adverse effect on our financial condition, results of operations, and cash flows.

We have employed a significant amount of leverage to fund acquisitions, an approach we expect to continue.

Bank debt and seller financing have accounted for as much as 100% of the purchase price of certain of our acquisitions. As a result, total senior debt has accounted for up to approximately 70% of our transaction capital structure. We expect to use proceeds from this Offering to provide additional upfront equity capital to fund acquisitions going forward, which we believe may also enhance our ability to secure lending facilities on relatively more favorable terms than if we did not contribute equity capital to transactions. An unexpected downturn related to revenue at our acquired businesses, or increased one time or ongoing expenses experienced by our funeral homes, may impair our ability to service our debt payments and/or pay down our lending facilities.

Changes in economic conditions, including, for example, interest rates, exchange rates, inflation rates, industry conditions, competition, technological developments, political and diplomatic events and trends, tax laws and innumerable other factors, can affect substantially and adversely the business and prospects of our company. While recent indicators suggest modest improvement in the capital markets, there is no assurance that these conditions will not worsen. If these conditions continue or worsen, the prolonged period of market illiquidity may have an adverse effect on the value of our company’s ability to secure senior debt or other forms of capital. None of these conditions will be foreseeable or within the control of our company.

Rising interest rates would lead to higher costs of financing and more stringent terms associated with our debt facilities.

Recent interest rates have been lower than on average over the past twenty years. We anticipate that our lending facilities will include variable interest rates. As our strategy is reliant on senior lending facilities to finance our acquisitions, either through commercial banks or private debt providers, a rise in interest rates would negatively impact earnings and could lead to a slowing in acquisition-related growth. Additionally, we have financed our initial acquisitions with seller financing, such as promissory notes, on relatively favorable terms associated with interest rates, term to maturity, subordination and other material terms. If we are unable to secure similar terms from sellers in the future due to a rise in interest rates generally or if fewer sellers are willing to accept a portion of an acquisition in seller financing, or other market conditions including economic and industry trends, we may experience higher costs of financing our acquisitions.

The sale of our products and services and our local market shares depend to some extent on our reputation.

Reputation is considered a key driver of funeral home selection. Any future degradation of our brand equity or the reputations and brands of our acquired businesses could negatively impact operating results.

Lack of specific performance provisions in our independent operating company option agreements could result in our inability to acquire all or a controlling interest in one of more of the independent operating companies.

We have option agreements in place to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies. Although each of these option agreements grants us an exclusive right to acquire the specified ownership interests from the members of these companies and any certificates evidencing membership interests in these companies are required, pursuant to the terms of the option agreements, to bear a legend referencing the existence of our option agreement, none of these option agreements contains a specific performance provision that would provide an effective remedy if one or more members of one or more of the independent operating companies were to decide not to honor our right to exercise the options or to sell their membership interests to a third party. As such, we cannot be sure that we will be able to successfully exercise these option agreements and to take ownership of the independent operating companies or that we would be entitled to damages if a contra-party were to breach one of these agreements. A failure to exercise one or more of the option agreements because of a contra-party breach could result in a materially adverse effect on our business.

RISKS RELATED TO THE REGULATORY AND LEGAL ASPECTS OF OUR BUSINESS

Regulation and compliance could have a material adverse impact on our financial results.

Our operations are subject to regulation, supervision, and licensing under numerous federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business. For example, the funeral home industry is regulated by the Federal Trade Commission (“FTC”), which requires funeral homes to take actions designed to protect consumers. Our facilities are also subject to stringent health, safety and environmental regulations. Violations of applicable laws could result in fines or sanctions against us, including the loss of licenses necessary to operate the businesses lawfully. Businesses in general are subject to the impact of recent major legislation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). Many provisions of these complex laws could impact our business, and many of the provisions require implementation through regulations that have not yet been promulgated.

Although we do not know the ultimate impact of these laws, we expect such laws will increase our costs and the potential risks of failure to comply. In addition, from time to time, governments and agencies propose to amend or add regulations, which could increase costs and decrease cash flows. For example, foreign, federal, state, local, and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry. These include regulations that require more liberal refund and cancellation policies for preneed sales of products and services, increase trust deposit requirements, require the deposit of funds or collateral to offset unrealized losses of trusts, and/or prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on our financial condition, results of operations, and cash flows.

Compliance with laws, regulations, industry standards, and customs concerning burial procedures and the handling and care of human remains is critical to the continued success of our business and any operations we may acquire. Litigation and regulatory proceedings regarding these issues could have a material adverse effect on our financial condition, results of operations, and cash flows. We are continually monitoring and reviewing our operations and completing risk assessments in an effort to ensure that we are in compliance with these laws, regulations, and standards and, where appropriate, taking appropriate corrective action. However, we cannot ensure investors that a business will be at all times fully in compliance with any of these laws and regulations, or that employees at individual businesses or service providers with which we contract will not violate them.

If state laws or their interpretations change, or new laws are enacted relating to the ownership of funeral homes and/or cemeteries, our business, financial condition and results of operations could be adversely affected.

Some state laws restrict ownership of funeral homes to licensed funeral directors and/or to funeral directors who are licensed in that particular state, and these restrictions typically vary from state to state. If state laws change or new laws are enacted that prohibit us from managing funeral homes in those instances, then our business, financial condition and results of operations could be adversely affected. In some cases, we may acquire cemeteries, typically as part of a multi-business acquisition. Some states require cemeteries to be organized in the nonprofit form but permit those nonprofit entities to contract with for-profit companies for management services. If state laws change or new laws are enacted that prohibit us from managing cemeteries in those states, then our business, financial condition and results of operations could be adversely affected. Additionally, several states are implementing laws that restrict the types of activities companies commonly employ to solicit potential customers of preneed insurance. Although we are not currently engaging in any active preneed marketing efforts, if any of these regulations impede our ability to cost- effectively grow our preneed business or if, in the future when and if we engage in preneed marketing efforts in any of these states, we potentially violate (unknowingly or otherwise) such new rules and regulations, our preneed initiatives may fail to perform.

If state laws or interpretations of existing state laws change or if new laws are enacted, we may be required to increase trust/escrow deposits or to alter the timing of withdrawals from trusts/escrows, which may have a negative impact on our revenues and cash flow.

We are required by most state laws to deposit specified percentages of the proceeds from our preneed sales of funeral services and merchandise into merchandise and service trusts and, once we own cemetery assets, at-need and pre-need sales of interment rights into endowment care trusts. These laws also determine when we are allowed to withdraw funds, whether principal or interest, from those trusts/escrows. If those laws or the interpretations of those laws change or if new laws are enacted, we may be required to deposit more of the sales proceeds we receive from our sales into the trusts/escrows or to defer withdrawals from the trusts/escrows, thereby decreasing our cash flow until we are permitted to withdraw the deposited amounts. This could also reduce our cash available for distribution.

We face risks associated with general liability, civil claims and misconduct, which we may not be able to foresee or control.

Our company faces a general inherent business risk of exposure to service liability and civil claims. A successful claim brought against our company or one of our individual funeral businesses in excess of available insurance coverage, or any claim that results in significant adverse publicity against our company, would have a material adverse effect on our company’s business and financial condition. If an employee, contractor, and/or service provider associated with one of our acquired companies becomes involved in a civil or criminal litigation, our business results could suffer.

Our financial results could be negatively affected if we cannot negotiate favorable agreements with industry vendors and service providers.

A core component of our strategy involves executing agreements with vendors and service providers that are more favorable than those of our acquired firms or a company that currently generates our volume of business. An example of this type of strategic vendor is Hillenbrand Industries/Batesville Casket Company, together with its subsidiaries, such as Batesville Interactive. These agreements allow us to quickly lower costs of goods sold and generate higher gross profit and EBITDA margins after close of an acquisition. If we are unable to negotiate similar agreements or satisfy the minimum volume and other terms in our existing contractual agreements, our financial results could be negatively impacted.

We are subject to environmental and health and safety laws and regulations that may adversely affect our operating results.

Our funeral home operations are subject to numerous federal, state and local environmental and health and safety laws and regulations, as will any future cemetery operations. We may become subject to liability for the removal of hazardous substances and solid waste under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and other federal and state laws. Under CERCLA and similar state laws, strict, joint and several liability may be imposed on various parties, regardless of fault or the legality of the original disposal activity. Our funeral home and future cemetery and crematory operations will include the use of some materials that may meet the definition of “hazardous substances” under CERCLA or state laws and thus may give rise to liability if released to the environment through a spill or release. We cannot assure you that we will not face liability under CERCLA or state laws for any environmental conditions at our facilities, and we cannot assure you that these liabilities will not be material. Our funeral home and potential future cemetery operations are subject to regulation of underground and above ground storage tanks and laws managing the disposal of solid waste. If new requirements under local, state or federal laws were to be adopted, and were more stringent than existing requirements, new permits or capital expenditures may be required.

Our funeral home operations are generally subject to federal and state laws and regulations regarding the disposal of medical waste, and are also subject to regulation by federal, state or local authorities under the EPCRA. We are required by EPCRA to maintain, and report, to the regulatory authorities, if applicable thresholds are met, a list of any hazardous chemicals and extremely hazardous substances, which are stored or used at our facilities.

We expect to acquire crematory operations in the future, either as part of a multi-location purchase or outright. Our future crematory operations may be subject to regulation under the federal Clean Air Act and any analogous state laws. If new regulations applicable to our crematory operations were to be adopted, they could require permits or capital expenditures that could increase our costs of operation and compliance.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF THE SERIES A PREFERRED STOCK

The securities being offered will not be publicly tradable following the Offering and there is no assurance that there will ever be a public market for our Securities at any time.

There is no public trading market for our securities at this time and we cannot assure you that any market for our securities will ever develop. We have no plans to pursue a public market for our securities, and we cannot assure that we will ever register our securities or become a publicly traded company. Our securities are not readily marketable, and their value may be subject to adverse conditions that are impossible to predict. There can be no assurance that if it becomes necessary to sell or transfer our series A preferred stock, a buyer could be found, or a suitable purchase price could be obtained. With no public trading market, it may be extremely difficult or impossible for you to resell your series A preferred stock if you should desire to do so. In addition, there can be no assurance that, in the event you are able to find a purchaser for your series A preferred stock, that you will be able to resell such securities at the price you paid in this offering. Therefore, prospective investors who require liquidity in their investment should not rely upon the series A preferred stock being offered under this offering as a short-term component of their return on investment.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed and will not vary based on the underlying value of our assets at any time.  Our board of managers has determined the offering price in its sole discretion.  The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals.  Therefore, the fixed offering price established for our shares may not be supported by the current value of our company or our assets at any particular time.

Management has broad discretion in using the proceeds from this Offering.

We plan to use the proceeds from this offering to fund acquisitions pursuant to existing option agreements with certain of our operating businesses and for debt repayment. We have broad discretion in the application of proceeds and the timing of the expenditure of the proceeds of this Offering. If we fail to apply the proceeds effectively, we may not be successful in implementing our business plan. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we base our decisions.

You will not have a vote or influence on the management of our company.

All decisions with respect to the management of our company will be made exclusively by the officers, directors, managers or employees of our company. You, as an investor in our series A preferred stock, have very limited voting rights and will have no ability to vote on issues of company management and will not have the right or power to take part in the management of our company and will not be represented on the board of directors of our company. Accordingly, no person should purchase our series A preferred stock unless he or she is willing to entrust all aspects of management to our company.

We may amend our business policies without stockholder approval.

Our board of directors determines our growth, investment, financing, capitalization, borrowing, operations and distributions policies. Although our board of directors has no intention at present to change or reverse any of these policies, they may be amended or revised without notice to holders of our series A preferred stock. Accordingly, holders of our series A Preferred stock will not have any control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all holders of our series A preferred stock.

We cannot assure you that we will be able to pay dividends.

Our ability to pay dividends on our series A preferred stock is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our operating businesses. We cannot guarantee that we will be able to pay dividends as required by the terms of our series A preferred stock.

Certain provisions of our proposed amended and restated charter may make it more difficult for a third party to effect a change-of-control.

Our amended and restated charter which we expect to file with the Secretary of State of the State of Delaware immediately prior to the initial closing of this offering will authorize our board of managers to issue up to a certain number of shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of managers without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of existing shares, and therefore could reduce the value of such shares. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of managers to issue preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the value of our common stock.

Upon the completion of this offering, we do not expect to elect to become a public reporting company under the Exchange Act, or publicly report on an ongoing basis as an “emerging growth company” under the reporting rules set forth under the Exchange Act. In any case, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. As such, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we do not expect to elect to become a public reporting company under the Exchange Act. If we were to elect to do so, we would be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we were to remain an “emerging growth company,” we would be able to take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

A company could remain an “emerging growth company” for up to five years, although if the market value of its common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, such company would cease to be an “emerging growth company” as of the following December 31.

We do not expect to elect to become a public reporting company under the Exchange Act and we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our stockholders could receive less information than they might expect to receive from more mature public companies.

We may not raise sufficient funds to implement our business plan.

In our Use of Proceeds discussion below, we present a table showing our expected uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this offering by us. If we fail to sell at least 25% of the series A preferred stock we are offering, we may not be able to implement a material portion of our planned use of proceeds. This could have a deleterious effect on your investment in us.

We may terminate this Offering at any time during the Offering period.

We reserve the right to terminate this Offering at any time, regardless of the number of shares sold. In the event that we terminate this Offering at any time prior to the sale of all of the shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by our company and no funds will be returned to subscribers.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $10,882,000 if the maximum number of shares of series A preferred stock being offered are sold after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The following table below sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this offering by us. For further discussion, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Proceeds

Shares Sold	300,000	600,000	900,000	1,200,000
Gross Proceeds	$3,000,000	$6,000,000	$9,000,000	$12,000,000
Underwriting Commissions (7%)	210,000	420,000	630,000	840,000
Processing Fees (0.5%)	15,000	30,000	45,000	60,000
Net Proceeds Before Expenses	2,775,000	5,550,000	8,325,000	11,100,000

Offering Expenses
Underwriter Expenses	30,000	30,000	30,000	30,000
Legal & Accounting	165,000	165,000	165,000	165,000
Publishing/EDGAR	5,000	5,000	5,000	5,000
Transfer Agent	5,000	5,000	5,000	5,000
Blue Sky Compliance	13,000	13,000	13,000	13,000
Total Offering Expenses	218,000	218,000	218,000	218,000

Amount of Offering Proceeds Available for Use	2,557,000	5,332,000	8,107,000	10,882,000

Uses*
Payoff of Bridge Loans	1,767,753	1,767,753	1,767,753	1,767,753
Exercise of Option Agreement and refinance of debt of Premier Funeral Management Group, LLC	292,581	292,581	292,581	292,581
Exercise of Option Agreement and refinance of debt of Premier Funeral Management Group II, LLC	287,851	287,851	287,851	287,851
Exercise of Option Agreement Funeral and refinance of debt of Premier of Management Group VI, LLC	541,412	541,412	541,412	541,412
Exercise of Option Agreement Funeral and refinance of debt of Premier Funeral Management Group VII, LLC	289,210	289,210	289,210	289,210
Exercise of Option Agreement Funeral and refinance of debt of PF Management Services, III, LLC	817,248	817,248	817,248	817,248
Refinance of Premier Funeral Management Group V, LLC debt	448,840	448,840	448,840	448,840
Transaction costs related to exercise of Option Agreements	240,675	240,675	240,675	240,675

Total Expenditures	4,685,570	4,685,570	4,685,570	4,685,570

Net Remaining Proceeds Reserved for General Corporate Purposes	$(2,128,570)	$646,430	$3,421,430	$6,196,430

*	Debt payoff and option exercise costs as of December 31, 2019

For a description of the material terms of the indebtedness listed in the use of proceeds table above, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” below.

We intend to use the net proceeds from this offering to fund acquisitions pursuant to the exercise of existing option agreements with certain of our operating businesses and for debt repayment.

As of the date of this offering circular and except as explicitly set forth herein, we cannot specify with certainty all of the particular uses of the net proceeds from this offering. Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short-term interest-bearing investment grade instruments.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

The above description of the anticipated use of proceeds is not binding on us and is merely a description of our current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of our company.

DETERMINATION OF OFFERING PRICE

There will be no trading market for our series A preferred stock upon issuance and we do not expect any trading market to develop for the series A preferred stock. The series A preferred stock is being sold at a price of $10.00 per share, or the original issue price, and it is expected that at some time after the initial closing of this offering we will exercise our right to call the series A preferred stock for redemption at a call price equal to 150% of the original issue price, or that, after the fifth anniversary of the initial closing of this offering, holders of the series A preferred stock will exercise their right to put their shares of series A preferred stock to us at 150% of the original issue price. Accordingly, the $10.00 price per share of series A preferred stock is arbitrary and represents the amount of investment made by an investor for purposes of determining the redemption price upon a put or call (i.e., the redemption price will be 150% of the purchase price or $15.00 per share of series A preferred stock).

DIVIDEND POLICY

Dividends on the series A preferred stock being offered will be cumulative and payable quarterly in arrears to all holders of record on the applicable record date. Holders of our series A preferred stock will be entitled to receive cumulative dividends in the amount of $0.175 per share each quarter, which is equivalent to the annual rate of 7% of the $10.00 original per share purchase price; provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when requested by a holder), such amount shall be increased to $0.25 per quarter, which is equivalent to the annual rate of 10% of the $10.00 original per share purchase price. Dividends on shares of our series A preferred stock will continue to accrue even if any of our agreements prohibit the current payment of dividends or we do not have earnings.

Our anticipated source of funds to pay the cumulative dividends for our series A preferred stock will be from net operating income, retained earnings and the proceeds of the refinancing of our other indebtedness.  We believe that our net operating income will increase as we deploy the funds raised in this offering in a manner consistent with the use of proceeds described in this offering circular.  We expect that our retained earnings will increase as we increase net operating income and we expect to refinance other indebtedness on our properties based upon our increased net operating income and then use the proceeds of such refinancing along with our retained earnings to repay investors.

See also “Risk Factors—Risks Related to this Offering and Ownership of Our series A preferred stock—We cannot assure you that we will be able to pay dividends.”

We have never declared dividends or paid cash dividends on our common stock. Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and, other than as indicted above with respect to the series A preferred stock, we do not anticipate paying any cash dividends in the near future. Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay additional dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations provides information that management believes is relevant to an assessment and understanding of our plans and financial condition. The following selected financial information is derived from our historical financial statements should be read in conjunction with such financial statements and notes thereto set forth elsewhere herein and the “Cautionary Note Regarding Forward-Looking Statements” explanation included herein.

Overview

We acquire and operate funeral homes and related businesses, primarily in Level C and Level D metropolitan area markets in the United States. We are a Delaware corporation that was incorporated on January 31, 2020, but we were formed originally as a Delaware limited liability company on December 11, 2012 under the name PF Management Services, LLC. We converted from a limited liability company to a corporation in Delaware on February 1, 2020. We serve as the management company for one wholly owned and six affiliated, independent operating businesses, all of which we refer to as the operating businesses. We refer to the six affiliated, independent operating businesses, which are independent legal entities, as the independent operating companies. Based in Naples, Florida, we operate seven businesses with 14 locations on a consolidated basis and we plan to operate in 23 states located throughout the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern regions of the United States. These target markets represent our current base of businesses and other markets where we plan to operate in the future. These are the same markets in which our senior management team has operated death care and complementary businesses throughout their careers.

We serve as the management company for the operating businesses of the Remembrance Group, a brand name used to describe our consolidated operating businesses. We provide consulting and management services, such as accounting and bookkeeping services, developing operational plans, and workforce management and recruitment to Remembrance Group’s funeral homes and other non-competing clients. We employ Remembrance Group’s executive officers and have contractual management administrative services agreements, which we refer to as MSAs, with each of Remembrance Group’s six independent operating companies. The MSAs in effect enable the independent operating companies to operate with us on a consolidated basis.

We also have option agreements in place, which we refer to as the option agreements, to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies. For a detailed discussion of these option agreements, see “Business – Our Option Agreements,” below.

Recent Developments

Lease Buyout

On March 30, 2021, we exercised the lease buyout for the leased property, known as “Adams Funeral Chapel,” discussed below with our financial leases. As part of the lease buyout, we purchased the leased property for $1,147,965 and paid off an outstanding promissory note due to the lessor in the amount of $259,054, including principal and interest. We entered into a mortgage in the amount of $1,112,000 to finance the majority of the lease buyout and payoff of the promissory note. The mortgage has a term of twenty-five years at a variable annual interest rate of the U.S. Prime rate plus 1.25%. The current monthly payment is $6,223, beginning April 2021.

Corona Pandemic Relief Loans

In April 2020, our operating businesses were recipients of loans in the aggregates amount of $562,500, pursuant to the Paycheck Protection Program, or PPP, under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, which was enacted March 27, 2020. The PPP loans carry a 1% fixed annual rate of interest and mature in April 2025. The loans and accrued interest are forgivable after twenty-four weeks if certain conditions are met. We believe that our operating companies have met all of the required conditions and we expect that the entire amount of these PPP loans will be forgiven.

In addition to the PPP loans, Economic Injury Disaster Loans, or EID Loans, through the Small Business Administration, were made available under the CARES Act. As of June 30, 2020, $450,000 of EID Loans have been approved for certain of our operating businesses. These EID Loans mature in 30 years and accrue interest at 3.75% annually. The first payment of principal and interest under these EID Loans is deferred for 24 months with interest accrued during the deferment period.

Amended and Restated Certificate of Incorporation

On November 19, 2020, we filed an Amended and Restated Certificate of Incorporation (the “Amended Charter”) with the Secretary of State of the State of Delaware (i) to increase the authorized number of shares of our common stock, $0.0001 par value per share (the “Common Stock”), from 20,000,000 to 40,000,000 and (ii) to authorize 10,000,000 shares of our preferred stock, $0.0001 par value per share, of which 1,200,000 shares have been designated as series A preferred stock, which we are selling in our ongoing Regulation A offering, and 4,500,000 shares have been designated as series B convertible preferred stock, 4,361,714 shares of which we issued in our recently closed private placement (discussed below). The series B convertible preferred stock ranks senior to the series A preferred stock with respect to the payment of dividends and amounts payable upon a liquidation of the Company.

Our Series B Convertible Preferred Stock Private Placement

On November 23, 2020, we conducted an initial closing of a “best efforts” private placement, to accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act) pursuant to which we raised a total of $1 million in new capital and cancelled outstanding indebtedness and accrued interest thereon in the amount of $1,885,000 through the sale of 2,575,892 shares of our series B convertible preferred stock at an offering price of $1.12 per share, with accompanying five year warrants to purchase an aggregate of 643,973 shares of our common stock at an exercise price of $1.12 per share of common stock (with coverage being at a rate of 25%). Of the total number of series B convertible preferred shares sold, 1,683,035 of the shares along with warrants to purchase 420,759 shares of our common stock were issued in exchange for $1,600,000 in principal amount of, and $285,000 in accrued but unpaid interest on, convertible notes and 892,857 of the shares along with warrants to purchase 223,214 shares of our common stock were sold for an aggregate amount of $1,000,000.

On November 25, 2020, we completed a second closing of our series B convertible preferred stock private placement in which we raised an additional $2 million in new capital through the sale of 1,785,714 shares of our series B convertible preferred stock at an offering price of $1.12 per share, with accompanying warrants to purchase an aggregate of 446,429 shares of our common stock at an exercise price of $1.12 per share of our common stock (with coverage being at a rate of 25%).

Under the terms of this series B convertible preferred stock private placement, we are required to redeem the series B convertible preferred stock on the last day of the 42nd month following the initial issuance of the series B convertible preferred stock. Each share of the series B convertible preferred stock is convertible at any time at the holder’s option into one (1) share of our common stock (subject to customary anti-dilution adjustments). Each share of the series B convertible preferred stock will automatically convert upon the consummation by us of a qualified offering in which we raise at least $20 million.

An SEC registered and FINRA member broker-dealer acted as placement agent with respect to this private placement and received a cash fee equal to 6% of the capital raised in the private placement from new investors. The broker-dealer did not receive any compensation with respect to shares of series B Convertible preferred stock issued upon conversion of the convertible notes.

Among the total number of shares of the series B convertible preferred stock offered and sold in this private placement, 3,468,749 of the shares along with warrants to purchase 867,188 shares of our common stock were not registered under the Securities Act and were sold pursuant to an exemption from registration provided under Section 4(a)(2) of the Securities Act and Regulation D, Rule 506(b) promulgated thereunder. The other 892,857 of the shares along with warrants to purchase 223,214 shares of our common stock, which were issued in cancellation of convertible notes during the initial closing of this offering, were not registered under the Securities Act, and were sold pursuant to an exemption from registration provided under Section 3(a)(9) of the Securities Act.

An SEC registered and FINRA member broker-dealer acted as placement agent with respect to this private placement and received a cash fee equal to 6% of the capital raised in the private placement from new investors. The broker-dealer did not receive any compensation with respect to shares of series B Convertible preferred stock issued upon conversion of the convertible notes.

The shares of series B convertible preferred stock offered and sold in this private placement were not registered under the Securities Act and were sold pursuant to an exemption from registration provided under Section 4(a)(2) of the Securities Act and Regulation D, Rule 506(b) promulgated thereunder.

Our Series A Redeemable Preferred Stock Regulation A Offering

On December 29, 2020, we conducted an initial closing of our Regulation A offering. At this closing, we sold a total of 86,180 shares of our series A redeemable preferred stock at $10.00 per share for a gross amount of $861,800 before selling commissions and offering expenses. In connection with this initial closing, we paid Digital Offering LLC, a registered broker-dealer and the underwriter for this offering, $60,326 in underwriting commissions.

On March 30, 2021, we conducted a second closing of our Regulation A offering. At this closing, we sold a total of 48,890 shares of our series A redeemable preferred stock at $10.00 per share for a gross amount of $488,900 before selling commissions and offering expenses. In connection with this second closing, we paid Digital Offering LLC $36,668 in underwriting commissions.

Changes in Executive Officers and Directors

On July 27, 2020, Michael Ryan, our former Treasurer and principal financial officer, submitted a letter of resignation to us resigning from his position as our Treasurer, effective August 31, 2020. Mr. Ryan’s departure was not the result of any disagreements concerning any matter relating to our business, finances or reporting.  On January 8, 2021, our board of directors approved the appointment of Travis J. Brooks as the Chief Financial Officer, effective January 10, 2021.

On February 1, 2021, our board of directors received and approved the resignation of Ian Beadle as a director.  To fill the vacancy created by the resignation of Ian Beadle, the board of directors appointed Paul Rosenberg as a new, independent director, effective February 1, 2021.

Executive Compensation

On April 15, 2021, our board of directors approved a cash bonus for our Chief Executive officer, Dennis Smith, in the amount of $160,000.

Impact of the COVID 19 Coronavirus

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency.

Most states and cities have reacted by instituting quarantines, restrictions on travel, “stay at home” rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic and the need to contain it.

Currently, our operations have been deemed essential by the state and local governments in which we operate. Our funeral homes have remained open to continue to serve our customers’ needs, and we are following guidelines issued by federal, state and local government officials to ensure that we continue to satisfy their requirements for offering our essential services. The operation of all of our facilities is critically dependent on our licensed Funeral Directors and embalmers as well as staff members of our businesses, which are all considered by the CDC to be essential workers. To ensure the wellbeing of our employees and their families, we have provided all of our employees with detailed health and safety literature and links to video learning on the coronavirus, such as the Center for Disease Control, or the CDC, industry-specific guidelines for working with the deceased who were and may have been infected with the coronavirus. In addition, we have updated and developed new safety-oriented guidelines to support daily field operations and provided personal protection equipment to our employees, and we have implemented work from home policies for all non-essential employees consistent with CDC guidance to reduce the risks of exposure to the coronavirus while still supporting the families that we serve.

We have also begun implementing virtual meeting options using a variety of web-based tools to ensure that we can continue to connect with and meet our customers’ needs in a safe, effective and productive manner. Some of our locations have also started providing live video streaming and recording of their funeral and burial services to our customers, so that family and friends can connect virtually during their time of grief.

Like most businesses world-wide, the coronavirus pandemic has impacted us operationally and financially; however, we cannot presently predict the scope and severity with which, or for how long, the coronavirus will impact our business, financial condition, results of operations and cash flows. We expect that throughout this disruption our funeral homes will remain open and available to serve our families in all the locations in which we operate to the extent permitted by local authorities. To date, the financial condition and the results of operations of our death care business and that of our independent operating companies have not been materially impacted by the coronavirus. The limitations of the size of gatherings have not impacted our revenues as we have seen no decline in the number of gatherings, only restrictions in numbers in attendance, and, based on current publicly available information concerning the coronavirus and related government actions, we do not expect any material negative future impact on our operations. In the case of pre-need services, although we do not engage in any significant marketing of pre-need services, we do expect our pre-need sales to be challenged during the coronavirus pandemic. See also “Risk Factors” above.

Factors Affecting Our Operations

We track several factors that affect our operations, including the following:

●	Demographic trends relating to population growth and average age, which impact death rates and number of deaths;

●	Our market share positions in the markets where we operate;

●	Our ability to effectively respond to increasing cremation trends by selling complementary services and merchandise;

●	Our ability to control payroll expense and merchandising costs; and

●	Our ability to exert pricing leverage given the growing number of our locations.

●	Two significant variables that we focus on are volume and price and we believe those two factors are the main drivers that affect our funeral revenue. We track, monitor and work to improve the average revenue per call, which is our total revenues divided by total death calls received over the same period, and this number is influenced by the mix of burial and cremation services. Overall, our funeral homes have a relatively fixed cost structure.

Results of Operations

	Years Ended December 31,
	2020	2019
	(audited)	(audited)
Statements of Operations Data
Total revenues	$7,354,704	$8,854,905
Cost and expense applicable to revenue	1,514,346	1,752,413
Gross profit	5,840,358	7,102,492
General and administrative expenses	4,589,527	5,522,913
Depreciation and amortization	659,544	896,005
Operating income	591,287	683,574
Interest expense	1,268,808	1,831,175
Other income (expense)	1,340,947	(54,867)
Net income (loss)	$663,426	$(1,202,468)

Net loss attributable to the non-controlling interest	$(954)	$(825,588)
Preferred stock dividends	(49,294)	(603,240)
Net income (loss) attributable to common shareholders	$615,086	$(980,120)
Net income (loss) per common share, basic	$0.07	$(0.47)
Net income (loss) per common share, diluted	$0.05	$(0.47)
Weighted average number of common units outstanding – basic	9,187,128	2,083,017
Weighted average number of common shares outstanding – diluted	11,410,544	2,083,017

	As of	As of
	31-Dec-20	31-Dec-19
	(audited)	(audited)
Balance Sheet Data
Cash and cash equivalents	3,306,673	459,099
Preneed receivables, net and trust investments	1,107,798	2,997,120
Total assets	14,727,252	15,705,934
Total liabilities	18,107,372	27,065,673
Temporary equity	801,474	—
Stockholders’ equity (deficit)	(4,181,594)	(11,359,739)
Total liabilities and stockholders’ equity	14,727,252	15,705,934

Comparison of Years Ended December 31, 2020 and 2019

Revenues

For the year ended December 31, 2020, we had total revenues of $7,354,704, as compared to $8,854,905 for the year ended December 31, 2019, a decrease of $1,500,201.

Service revenues decreased by $957,173 from the year ended December 31, 2019, attributed to a 17% decrease in cases serviced during 2020 compared with 2019. The reduction in the number of cases serviced during 2020 was primarily attributed to the divestiture of one of our funeral home businesses in February 2020, which accounted for 61% of the decrease in 2020. The remaining portion of the decrease in cases serviced was primarily due to reductions in volume at two of our seven non-divested funeral home businesses during 2020 versus 2019.

Merchandise revenue decreased by $682,878 during 2020 compared with 2019, primarily driven by the reduction in the number of cases serviced described above. Contributing to the decrease in merchandise revenue, we also experienced a 6% shift in our service mix between cremations and burials during 2020 compared with 2019. Cremations represented 47% of our total cases serviced during the year ended December 31, 2020, compared with cremations of 41% of our total cases serviced during the year ended December 31, 2019. We typically sell approximately $4,000 more in merchandise for a burial service versus a cremation service. We believe the shift towards cremations was accelerated during 2020 due to the Covid pandemic.

Other revenues increased by $139,850 for the year ended December 31, 2020, compared with the year ended December 31, 2019. The increase in other revenues was primarily attributed to an increase in management service fees earned from managing three non-consolidated funeral homes, including the divested funeral home business described above, owned and controlled by an unaffiliated third-party group. During fiscal year 2019, we managed two of the three non-affiliated funeral homes for ten months. During fiscal year 2020, we managed two of the three non-affiliated funeral homes for the entire year and the divested funeral home for ten and a half months.

Gross profit decreased by $1,262,134 to $5,840,358 for the year ended December 31, 2020, compared with gross profit of $7,102,492 for the year ended December 31, 2019. The decrease during fiscal year 2020 was attributed to the decrease in revenues described above. We were able to maintain a fairly consistent gross margin of 79.4% for fiscal year 2020 compared with a gross margin of 80.2% for fiscal year 2019.

Operating Expenses

General and administrative expenses decreased by $933,386 during the year ended December 31, 2020, compared with the year ended December 31, 2019. The following is a breakdown of our general and administrative expenses for the years ended December 31, 2020 and 2019:

	2020	2019	Increase (Decrease)
Payroll costs	$2,875,815	$3,212,195	$(336,380)
Facility costs	739,737	780,695	(40,958)
Professional fees	277,767	626,512	(348,745)
Transportation and automobile expenses	125,488	160,528	(35,040)
Marketing costs	144,159	112,126	32,033
Bad debt expense	52,054	150,355	(98,301)
Other general & administrative costs	374,507	480,502	(105,995)
Total general and administrative expenses	$4,589,527	$5,522,913	$(933,386)

The divestiture of one of our funeral home businesses in February 2020 resulted in a decrease of $384,273 in total general and administrative costs during the year ended December 31, 2020, compared with the year ended December 31, 2019.

Payroll costs decreased by $336,380 during fiscal year 2020 compared with fiscal year 2019. $262, 370 of the decrease in payroll costs for 2020 was due to the divestiture of one of our funeral home businesses in February 2020. The remaining $74,010 reduction in payroll costs for 2020 was primarily driven by our efforts to use more part-time and contracted labor resources.

Facility costs decreased by $40,958 during fiscal year 2020 compared with fiscal year 2019 primarily because of the divestiture of the one funeral home business in February 2020.

Professional fees decreased by $348,745 during fiscal year 2020 compared with fiscal year 2019, primarily because the accounting fees for fiscal year 2019 included financial statement audits for multiple years, whereas the fiscal year 2020 only included audits for one year.

Bad debt expense decreased by $98,301 during fiscal year 2020 compared with fiscal year 2019, primarily driven by improved collection efforts during fiscal year 2020.

Other general and administrative costs decreased by $105,995 during fiscal year 2020 compared with fiscal year 2019. Other general and administrative costs consist of items such as office supplies, postage, licenses and fees, travel and entertainment, general funeral supplies, contributions, bank fees, computer and web development and other miscellaneous administrative expenses. The decrease in other general and administrative costs was due to a decrease of $49,345 in travel-related costs because of the Covid pandemic, a decrease of $42,001 due to the divestiture of a funeral home business in February 2020, and a decrease of $23,470 in payroll processing fees due to a change in payroll processing companies during 2020, which were partially offset by a net increase of $8,821 in the various other categories of other general and administrative costs.

Depreciation and amortization decreased by $236,461 for fiscal year 2020 compared with fiscal year 2019. $151,951 of the decrease in depreciation and amortization expense was due to the divestiture of the funeral home business in February 2020. The remaining reduction in depreciation and amortization expenses of $84,510 for fiscal year 2020 was primarily attributed to an increase in the amount of fixed assets and intangible assets that became fully depreciated or fully amortized during the latter half of fiscal year 2019 and the early part of fiscal year 2020, which was partially offset by new depreciation associated with the purchase of $393,710 of property equipment during fiscal year 2020.

Operating income decreased by $92,287 for fiscal year 2020 compared with fiscal year 2019. The divestiture of the funeral home business in February 2020 resulted in a $288,064 reduction in operating income for fiscal year 2020 compared with fiscal year 2019, which was partially offset by a $195,777 increase in operating income generated by the non-divested funeral home businesses during fiscal year 2020 compared with fiscal year 2019. Excluding the divested funeral home business, our operating margins increased by 3.2% to 7.4% for fiscal year 2020 compared with an operating margin of 4.3% for fiscal year 2019. The increase in operating margins for our non-divested funeral home businesses was primarily driven by the reduction in operating expenses described above.

Interest Expense

Interest expense decreased by $562,367 during the year ended December 31, 2020, compared with the year ended December 31, 2019. The decrease in interest expense for the fiscal year 2020 consisted of: a reduction of $274,734 in interest expense associated with the payoff of $3.3 million in debt as part of the divestiture of the funeral home business in February 2020; a reduction of $167,189 in interest expense due to six months of SBA loan payments made on our behalf by the SBA during 2020; and a decrease of $120,444 primarily attributed to lower prime interest rates during 2020 against lower outstanding principal debt balances in 2020 compared with the interest rates and outstanding debt balances in 2019.

Other income (expense)

Other income was $1,340,947 for the year ended December 31, 2020, compared with other expense of $54,867 for the year ended December 31, 2019, an increase in other income of $1,395,814. The deconsolidation of the funeral business divested in February 2020 resulted in a gain of $1,279,527 recorded in fiscal year 2020. As part of the CARES Act passed in March 2020, the SBA paid six months of payments on outstanding SBA loans on our behalf, which resulted in debt forgiveness income of $99,408, representing the principal portion of the monthly payments paid on our behalf for the year ended December 31, 2020. The remaining $16,879 of the increase in other income was attributed to an increase in other income generated from the sale of property and equipment, primarily automobiles, during the year ended December 31, 2020, compared with the year ended December 31, 2019.

Liquidity and Capital Resources

As reflected in the accompanying consolidated financial statements, at December 31, 2020, our company had cash and cash equivalents of $3,306,673, a working capital surplus of $2,473,828 and an equity deficit of $4,181,594.

Our primary sources of liquidity and capital resources are internally generated cash flows from operating activities and capital raised under our series A redeemable preferred stock Regulation A offering and our series B convertible preferred stock Regulation D offering. We generate cash in our operations primarily from our “at-need” services, that is, services purchased following a death by a family that has not pre-purchased funeral services. Based on our recent operating results, current cash position and anticipated future cash flows, we do not anticipate any significant liquidity constraints in the foreseeable future. However, if our capital expenditures or acquisition plans change, we may need to access the private or public capital markets to obtain additional funding. There can be no assurances, however, that we would be able to raise additional financing on acceptable terms, if at all. Further, to the extent operating cash flow or access to and cost of financing sources are materially different than expected, future liquidity may be adversely affected.

We intend to use cash on hand and capital raised under this offering primarily to refinance existing debt and acquire funeral homes. We believe that our existing and anticipated cash resources will be sufficient to meet our anticipated working capital requirements, capital expenditures, scheduled debt payments, commitments, dividends and acquisitions for the foreseeable future.

Indebtedness

Following is a discussion of all of our material indebtedness for borrowed money, which includes a discussion of (a) debt that we incurred within the past twelve months, (b) debt that we expect to repay in part from the net proceeds of this offering, and (c) other indebtedness.

Indebtedness that We Have Incurred Within the Past 12 Months.

Paycheck Protection Program Loans

On April 12, 2020, Premier Funeral Management Group, LLC received a U.S. Small Business Administration Loan (the “SBA”) from Live Oak Banking Company, pursuant to the Paycheck Protection Program established under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, in the principal amount of $54,700. On April 20, 2020, we received a loan from PNC Bank, National Association pursuant to the Paycheck Protection Program in the amount of $507,800. These loans have a fixed interest rate of 1%, maturity dates of two years from the dates of issuance, and no payments are due on the loans for ten months after the end of the covered period of either eight weeks or twenty-four weeks. Additionally, there are no prepayment penalties. Pursuant to the terms of these Paycheck Protection Program loans, we may apply for forgiveness of the amounts due on the loans in an amount equal to the sum of the following costs incurred by us during the eight-week or 24-week period (or any other period as may be determined by the lenders) beginning on the date of first disbursement of the loans: payroll costs, any payment of interest on a covered mortgage obligation, payment on a covered rent obligation, and any covered utility payment. The amount of forgiveness of these loans will be calculated in accordance with the requirements of the Paycheck Protection Program, including the provisions of Section 1106 of the CARES Act, although no more than 25% of the amount forgiven can be attributable to non-payroll costs. We intend to use all proceeds from the Paycheck Protection Program loans for such qualifying expenses and we expect to apply for forgiveness of these loan amounts.

Economic Injury Disaster Loans

On June 18, 2020, Premier Funeral Management Group II, LLC received an Economic Injury Disaster Loan (an “EIDL Loan”) from the SBA in the principal amount of $150,000. On June 24, 2020, Premier Funeral Management Group, LLC received an EIDL Loan from the SBA in the principal amount of $150,000. On June 26, 2020, Premier Funeral Management Group IV, LLC received an EIDL Loan from the SBA in the principal amount of $150,000. These loans have a fixed interest rate of 3.75%, maturity dates of thirty years from the dates of issuance, and no payments due on the loans for twenty-four months from the dates of issuance. Additionally, there are no prepayment penalties.

Material Terms of Indebtedness to be Repaid in Part out of the Net Proceeds of our Regulation A Offering

The following disclosure describes the material terms of the indebtedness we intend to repay in part, out of the net proceeds of our Regulation A offering:

SBA Note – Live Oak

On May 13, 2013, Live Oak Banking Company, or Live Oak, issued to Premier Funeral Management Group, LLC, or PFMG, a note in the aggregate principal amount of $1,110,000. The loan under this note was obtained through the U.S. Small Business Administration, or SBA. This note bears interest at a variable rate equal to the Wall Street Journal Prime Rate plus 2.00%, with an initial interest rate of 5.25% per annum. The interest rate on this note will be adjusted every calendar quarter by Live Oak, which adjustment will occur on the first calendar day of each calendar quarter. In the event that SBA purchases the guaranteed portion of the unpaid principal balance, the interest rate becomes fixed at the rate in effect at the time of the earliest uncured payment default. If there is no uncured payment default, the rate becomes fixed at the rate in effect at the time of purchase.

PFMG must pay principal and interest payments of $6,662.43 on the fifth calendar day of each month, beginning two months from May 2013. Each installment payment by PFMG will be first applied to pay interest accrued to the day Live Oak receives the payment, then to bring principal current, then to pay any late fees, and lastly, to reduce principal. Live Oak must adjust the payment amount at least annually as needed to amortize principal over the remaining term of the note. If a scheduled payment on this note is more than 10 days late, Live Oak may charge PFMG a late fee of up to 5% of the unpaid portion of such scheduled payment.

PFMG may prepay 20 percent or less of the unpaid principal balance on this note at any time without notice. If PFMG prepays more than 20 percent and the note has been sold on the secondary market, PFMG must give Live Oak written notice and pay full 21 days’ interest if the notice is given less than 21 days before the prepayment is made. If PFMG prepays more than 25 percent of the outstanding principal balance of the loan in any one of the first three years from the date when the loan is first disbursed, PFMG must pay a prepayment fee of 5%~1% of the total prepayment amount. All remaining principal and accrued interest is due and payable 25 years from the date of the note. PFMG is in default under this note if PFMG does not make a payment when due, or otherwise fails to perform anything required by the note. This note is secured by collateral of PFMG. If PFMG fails to preserve or account to Live Oak’s satisfaction for the collateral or its proceeds, this constitutes an event of default. In addition, where there is a default, Live Oak may take possession of or dispose of the collateral at public or private sale without advertisement.

SBA Note 1 – Midwest Business

On December 12, 2013, Midwest Business Capital, or Midwest Business, issued to Premier Funeral Management Group II, LLC, or PFMG II, a note in the aggregate principal amount of $1,230,000. The loan under this note was obtained through SBA. This note bears interest at a variable rate equal to the Wall Street Journal Prime Rate plus 2.75%, with an initial interest rate of 6.00% per annum. The interest rate on this note will be adjusted every calendar quarter by Midwest Business, which adjustment will occur on the first calendar day of each calendar quarter. In the event that SBA purchases the guaranteed portion of the unpaid principal balance, the interest rate becomes fixed at the rate in effect at the time of the earliest uncured payment default. If there is no uncured payment default, the rate becomes fixed at the rate in effect at the time of purchase.

PFMG II must pay principal and interest payments of $7,913.38 on the first calendar day of each month, beginning one month from December 2013. Each installment payment by PFMG II will be first applied to pay interest accrued to the day Midwest Business receives the payment, then to bring principal current, then to pay any late fees, and lastly, to reduce principal. Midwest Business must adjust the payment amount at least annually as needed to amortize principal over the remaining term of the note. If a scheduled payment on this note is more than 10 days late, Midwest Business may charge PFMG II a late fee of up to 5% of the unpaid portion of such scheduled payment.

PFMG II may prepay 20 percent or less of the unpaid principal balance on this note at any time without notice. If PFMG II prepays more than 20 percent and the note has been sold on the secondary market, PFMG II must give Midwest Business written notice and pay full 21 days’ interest if the notice is given less than 21 days before the prepayment is made. If PFMG II prepays more than 25 percent of the outstanding principal balance of the loan in any one of the first three years from the date when the loan is first disbursed, PFMG II must pay a prepayment fee of 5%~1% of the total prepayment amount. All remaining principal and accrued interest is due and payable 26 years from the date of the note. PFMG II is in default under this note if PFMG II does not make a payment when due, or otherwise fails to perform anything required by the note. This note is secured by collateral of PFMG II. If PFMG II fails to preserve or account to Midwest Business’s satisfaction for the collateral or its proceeds, this constitutes an event of default. In addition, where there is a default, Midwest Business may take possession of or dispose of the collateral at public or private sale without advertisement.

Financial Lease – McFarland Funeral Chapel in North Carolina

On June 17, 2015, Premier Funeral Management Services III, LLC, or PFMS III, and PFMG Holdings, L.L.C., or lessor, entered into a lease agreement with option to purchase, whereby the lessor provides lease-purchase financing to PFMS III. The leased premise is located at 54 McFarland Dr, Tryon, NC 28782, known as “McFarland Funeral Chapel.” The lease has an initial term of approximately seven years commencing on June 17, 2015 and ending on June 30, 2022. PFMS III has an option to extend the initial term for up to three additional renewal terms of seven years each.

During the first year of the term, the annual rent shall be $146,250. In June of each year, starting with June of 2016, if the Consumer Price Index (the “CPI”) for May of the year then is greater than the CPI of the preceding year, the annual rent shall increase by an amount equal to the product of (i) the percentage difference between the foregoing two CPIs, multiplied by (ii) the rent for the year then. Notwithstanding, in no event shall an annual increase in annual rent be less than 2%. In addition, PFMS III shall pay to the lessor each month, in escrow held by the lessor, property taxes or any other public charges levied against the premise and any personal property located within the premise, as well as sales tax assessed on the rent. PFMS III shall also be responsible for paying utilities, insurance (including, without limitation, building and property insurance and comprehensive general liability insurance) and the costs of maintenance and repair with respect to the premise. PFMS III shall maintain a designated deposit account as its primary depositary and remittance bank account and all payments for the indebtedness of PFMS III to the lessor shall be automatically deducted from the deposit account each month by the lessor.

The premise may not be used for any use other than as funeral home, and PFMS III shall not make alterations or additions to the premise in excess of $50,000 without prior writer consent by the lessor. PFMS III shall indemnify the lessor against any losses to the lessor resulting from past, present or future handling of hazardous materials, if any. PFMS III is required to maintain its books and financial records in accordance with generally accepted accounting principles and allow the lessor to inspect such records during normal business hours. PFMS III is prohibited from subletting any portion of the premise or mortgage or transfer any of its rights or interest created by this lease without the lessor’s prior written consent. The lease contains customary financial covenants and events of default. PFMS III agrees to subordinate this lease to the lien of any mortgage or security interest pledged or to be pledged by the lessor, provided that the beneficiaries named in such mortgage or deeds of trust agree in writing (i) to recognize the interest of PFMS III under this lease, (ii) that so long as PFMS III performs its obligations under this Lease, the rights of PFMS III hereunder shall remain in full force and effect, and (iii) that they will not disturb PFMS III’s occupancy of the premise under this lease in the event of foreclosure or other action taken under the mortgage or deed of trust if PFMS III is not then in default.

The lessor has granted PFMS III an option to purchase during the period beginning on July 1, 2022 and ending on the termination of the lease, provided that (i) PFMS III is not in default of this lease, and (ii) PFMS III has paid in full, without incurring additional debt or refinancing with the lessor, the promissory notes entered between PFMS III and the lessor dated the same date as the date of the lease, in the aggregate original principal amount of $795,000. When this lease terminates, this option, if not having been exercised by then, shall terminate automatically. Upon exercise of the option, PFMS III shall pay a purchase price equal to the quotient of (i) the annual rent for the year in which PFMS III’s purchase of the premise is closed pursuant to this option, divided by (ii) 9.75%. If PFMS III exercises the option, it must purchase all of the parcels constituting the premise. The option to purchase can be exercised early during the period from July 1, 2020 to July 1, 2022, for a purchase price equal to the product of (1)(i) the annual rent for the entire year in which PFMS III’s purchase of the premise is closed, multiplied by (ii) the highest annual percentage change in the annual rent during the lease term up to the date of purchase, and multiplied by (iii) this percentage such number of times as if the option were being exercised at the end of the initial term; divided by (2) 9.75%.

Financial Lease – Premier Sharp Funeral Home in Tennessee

On November 5, 2015, Premier Funeral Management Group V, LLC, or PFMG V, and PFMG Holdings, L.L.C., or lessor, entered into a lease agreement with option to purchase, whereby the lessor provides lease-purchase financing to PFMG V. The leased premise is located at 209 Roane Street, Olive Springs, TN 37840, known as “Premier Sharp Funeral Chapel.” The lease has an initial term of approximately seven years commencing on November 5, 2015 and ending on December 31, 2022. PFMG V has an option to extend the initial term for up to three additional renewal terms of seven years each.

During the first year of the term, the annual rent shall be $100,000. On November 1 of each year thereafter, the rent shall increase by 2.50%. In addition, PFMG V shall pay to the lessor each month, in escrow held by the lessor, property taxes or any other public charges levied against the premise and any personal property located within the premise, as well as sales tax assessed on the rent. PFMG V shall also be responsible for paying utilities, insurance (including, without limitation, building and property insurance and comprehensive general liability insurance) and the costs of maintenance and repair with respect to the premise. PFMG V shall maintain a designated deposit account as its primary depositary and remittance bank account and all payments for the indebtedness of PFMG V to the lessor shall be automatically deducted from the deposit account each month by the lessor.

The premise may not be used for any use other than as funeral home, and PFMG V shall not make alterations or additions to the premise in excess of $50,000 without prior writer consent by the lessor. PFMG V shall indemnify the lessor against any losses to the lessor resulting from past, present or future handling of hazardous materials, if any. PFMG V is required to maintain its books and financial records in accordance with generally accepted accounting principles and allow the lessor to inspect such records during normal business hours. PFMG V is prohibited from subletting any portion of the premise or mortgage or transfer any of its rights or interest created by this lease without the lessor’s prior written consent. The lease contains customary financial covenants and events of default. PFMG V agrees to subordinate this lease to the lien of any mortgage or security interest pledged or to be pledged by the lessor, provided that the beneficiaries named in such mortgage or deeds of trust agree in writing (i) to recognize the interest of PFMG V under this lease, (ii) that so long as PFMG V performs its obligations under this Lease, the rights of PFMG V hereunder shall remain in full force and effect, and (iii) that they will not disturb PFMG V’s occupancy of the premise under this lease in the event of foreclosure or other action taken under the mortgage or deed of trust if PFMG V is not then in default.

The lessor has granted PFMG V an option to purchase during the period beginning on November 1, 2022 and ending on the termination of the lease, provided that (i) PFMG V is not in default of this lease, and (ii) PFMG V has paid in full, without incurring additional debt or refinancing with the lessor, the promissory note entered between PFMG V and the lessor dated the same date as the date of the lease, in the original principal amount of $734,000. When this lease terminates, this option, if not having been exercised by then, shall terminate automatically. Upon exercise of the option, PFMG V shall pay a purchase price equal to the product of (i) the annual rent for the year in which PFMG V’s purchase of the premise is closed pursuant to this option, multiplied by (ii) 10.00. If PFMG V exercises the option, it must purchase all of the parcels constituting the premise.

The lease also contains early buyout options with differing buyout terms for years one (1) to four (4) and for years five (5) to seven (7). The option to purchase can be exercised before November 1, 2019, for a purchase price equal to the lessor of (i) the sum of (A) the purchase price calculated as the product of the annual rent in effect at the time of purchase multiplied by 10.00, plus (B) a premium in the amount of 6% of the purchase price so calculated; or (ii) the product of the annual rent for the last year of the initial term, multiplied by 10.00. During the period from November 1, 2019 to November 1, 2022, the purchase price would equal the lessor of (i) the sum of (A) the purchase price calculated as the product of the annual rent in effect at the time of purchase multiplied by 10.00, plus (B) a premium in the amount of 4% of the purchase price so calculated; or (ii) the product of the annual rent for the last year of the initial term, multiplied by 10.00.

Financial Lease – Adams Funeral Chapel in Illinois

On October 12, 2016, Premier Funeral Management Group VII, LLC, or PFMG VII, and PFMG Holdings, L.L.C., or lessor, entered into a lease agreement with option to purchase, whereby the lessor provides lease-purchase financing to PFMG VII. The leased premise is located at 2330 Shawnee Dr, Charleston, IL 61920, known as “Adams Funeral Chapel.” The lease had an initial term of approximately seven years commencing on September 22, 2016 and ending on September 30, 2023. PFMG VII had an option to extend the initial term for up to three additional renewal terms of seven years each.

During the first year of the term, the annual rent was $100,000. On October 1 of each year thereafter, the rent was to increase by 2.50%. In addition, PFMG VII was to pay to the lessor each month, in escrow held by the lessor, property taxes or any other public charges levied against the premise and any personal property located within the premise, as well as sales tax assessed on the rent. PFMG VII was also responsible for paying utilities, insurance (including, without limitation, building and property insurance and comprehensive general liability insurance) and the costs of maintenance and repair with respect to the premise. PFMG VII was to maintain a designated deposit account as its primary depositary and remittance bank account and all payments for the indebtedness of PFMG VII to the lessor was to be automatically deducted from the deposit account each month by the lessor.

The premise was not to be used for any use other than as a funeral home, and PFMG VII was not to make alterations or additions to the premise in excess of $50,000 without prior writer consent by the lessor. PFMG VII was to indemnify the lessor against any losses to the lessor resulting from past, present or future handling of hazardous materials, if any. PFMG VII was required to maintain its books and financial records in accordance with generally accepted accounting principles and allow the lessor to inspect such records during normal business hours. PFMG VII was prohibited from subletting any portion of the premise or mortgage or transfer any of its rights or interest created by this lease without the lessor’s prior written consent. The lease contained customary financial covenants and events of default. PFMG VII agreed to subordinate this lease to the lien of any mortgage or security interest pledged or to be pledged by the lessor, provided that the beneficiaries named in such mortgage or deeds of trust agreed in writing (i) to recognize the interest of PFMG VII under this lease, (ii) that so long as PFMG VII performed its obligations under this Lease, the rights of PFMG VII hereunder were to remain in full force and effect, and (iii) that they would not disturb PFMG VII’s occupancy of the premise under this lease in the event of foreclosure or other action taken under the mortgage or deed of trust if PFMG VII was not then in default.

The lessor had granted PFMG VII an option to purchase during the period beginning on September 1, 2023 and ending on the termination of the lease, provided that (i) PFMG VII was not in default of this lease, and (ii) PFMG VII had paid in full, without incurring additional debt or refinancing with the lessor, the promissory note entered between PFMG VII and the lessor dated the same date as the date of the lease, in the original principal amount of $377,000. When this lease terminates, this option, if not having been exercised by then, was to terminate automatically. Upon exercise of the option, PFMG VII was to pay a purchase price equal to the product of (i) the annual rent for the year in which PFMG VII’s purchase of the premise is closed pursuant to this option, multiplied by (ii) 10.00. If PFMG VII exercised the option, it must purchase all of the parcels constituting the premise.

The lease also contained early buyout options with differing buyout terms for years one (1) to four (4) and for years five (5) to seven (7). The option to purchase could have been exercised before September 1, 2020, for a purchase price equal to the lessor of (i) the sum of (A) the purchase price calculated as the product of the annual rent in effect at the time of purchase multiplied by 10.00, plus (B) a premium in the amount of 6% of the purchase price so calculated; or (ii) the product of the annual rent for the last year of the initial term, multiplied by 10.00. During the period from September 1, 2020 to September 1, 2023, the purchase price would equal the lessor of (i) the sum of (A) the purchase price calculated as the product of the annual rent in effect at the time of purchase multiplied by 10.00, plus (B) a premium in the amount of 4% of the purchase price so calculated; or (ii) the product of the annual rent for the last year of the initial term, multiplied by 10.00.

In March 2021, PFMG VII exercised the lease buyout to purchase the funeral home properties covered pursuant to the lease agreement. As part of the lease buyout, the Company purchased the leased property for $1,147,965 and paid off the outstanding promissory note due to the lessor in the amount of $259,054, including principal and interest. The Company entered into a mortgage in the amount of $1,112,000 to finance the majority of the lease buyout and payoff of the promissory note. The mortgage has a term of twenty-five years at a variable annual interest of the U.S. Prime rate plus 1.25%. The current monthly payment is $6,223 with the first payment due in April 2021.

Financial Lease – Masciarelli Family Funeral Homes in Massachusetts

On November 1, 2016, Premier Funeral Management Group VI, LLC, or PFMG VI, and PFMG Holdings, L.L.C., or lessor, entered into a lease agreement with option to purchase, whereby the lessor provides lease-purchase financing to PFMG VI. The leased premises under the lease agreement are comprised of (i) one premise located at 225, 243 and 253 Water Street, Fitchburg, Massachusetts; (ii) one premise located at 123 Main Street, Westminster, Massachusetts; and (iii) one premise located at 763 Massachusetts Avenue, Lunenburg, Massachusetts (collectively, referred to as “Masciarelli Family Funeral Homes”). The lease has an initial term of approximately seven years commencing on November 1, 2016 and ending on October 31, 2023. PFMG VI has an option to extend the initial term for up to three additional renewal terms of seven years each.

During the first year of the term, the annual rent shall be $230,000. On October 31 of each year thereafter, the rent shall increase by 2.50%. In addition, PFMG VI shall pay to the lessor each month, in escrow held by the lessor, property taxes or any other public charges levied against the premises and any personal property located within the premises, as well as sales tax assessed on the rent. PFMG VI shall also be responsible for paying utilities, insurance (including, without limitation, building and property insurance and comprehensive general liability insurance) and the costs of maintenance and repair with respect to the premises. PFMG VI shall maintain a designated deposit account as its primary depositary and remittance bank account and all payments for the indebtedness of PFMG VI to the lessor shall be automatically deducted from the deposit account each month by the lessor.

The premises may not be used for any use other than as funeral home, and PFMG VI shall not make alterations or additions to the premises in excess of $50,000 without prior writer consent by the lessor. PFMG VI shall indemnify the lessor against any losses to the lessor resulting from past, present or future handling of hazardous materials, if any. PFMG VI is required to maintain its books and financial records in accordance with generally accepted accounting principles and allow the lessor to inspect such records during normal business hours. PFMG VI is prohibited from subletting any portion of the premises or mortgage or transfer any of its rights or interest created by this lease without the lessor’s prior written consent. The lease contains customary financial covenants and events of default. PFMG VI agrees to subordinate this lease to the lien of any mortgage or security interest pledged or to be pledged by the lessor, provided that the beneficiaries named in such mortgage or deeds of trust agree in writing (i) to recognize the interest of PFMG VI under this lease, (ii) that so long as PFMG VI performs its obligations under this Lease, the rights of PFMG VI hereunder shall remain in full force and effect, and (iii) that they will not disturb PFMG VI’s occupancy of the premises under this lease in the event of foreclosure or other action taken under the mortgage or deed of trust if PFMG VI is not then in default.

The lessor has granted PFMG VI an option to purchase during the period beginning on November 1, 2023 and ending on the termination of the lease, provided that (i) PFMG VI is not in default of this lease, and (ii) PFMG VI has paid in full, without incurring additional debt or refinancing with the lessor, the promissory note entered between PFMG VI and the lessor dated the same date as the date of the lease, in the original principal amount of $148,000. When this lease terminates, this option, if not having been exercised by then, shall terminate automatically. Upon exercise of the option, PFMG VI shall pay a purchase price equal to the product of (i) the annual rent for the year in which PFMG VI’s purchase of the premises is closed pursuant to this option, multiplied by (ii) 10.00. If PFMG VI exercises the option, it must purchase all of the parcels constituting the premises.

The lease also contains early buyout options with differing buyout terms for years one (1) to four (4) and for years five (5) to seven (7). The option to purchase can be exercised before November 1, 2020, for a purchase price equal to the lessor of (i) the sum of (A) the purchase price calculated as the product of the annual rent in effect at the time of purchase multiplied by 10.00, plus (B) a premium in the amount of 6% of the purchase price so calculated; or (ii) the product of the annual rent for the last year of the initial term, multiplied by 10.00. During the period from November 1, 2020 to October 31, 2023, the purchase price would equal the lessor of (i) the sum of (A) the purchase price calculated as the product of the annual rent in effect at the time of purchase multiplied by 10.00, plus (B) a premium in the amount of 4% of the purchase price so calculated; or (ii) the product of the annual rent for the last year of the initial term, multiplied by 10.00.

The above summaries do not purport to be complete and are qualified in their entirety by the provisions of the respective documents which have been filed as exhibits (as referenced above) to the offering statement of which this offering circular is a part.

Other Indebtedness

SBA Note 3 – Midwest Business (See Exhibit 3.4)

On October 29, 2014, Midwest Business issued to Premier Funeral Management Group IV, LLC, or PFMG IV, a note in the aggregate principal amount of $4,112,500. The loan under this note was obtained through SBA. This note bears interest at a variable rate equal to the Wall Street Journal Prime Rate plus 2.75%, with an initial interest rate of 6.00% per annum. The interest rate on this note will be adjusted every calendar quarter by Midwest Business, which adjustment will occur on the first calendar day of each calendar quarter. In the event that SBA purchases the guaranteed portion of the unpaid principal balance, the interest rate becomes fixed at the rate in effect at the time of the earliest uncured payment default. If there is no uncured payment default, the rate becomes fixed at the rate in effect at the time of purchase.

PFMG IV must pay principal and interest payments of $26,518.22 on the first calendar day of each month, beginning one month from October 2014. Each installment payment by PFMG IV will be first applied to pay interest accrued to the day Midwest Business receives the payment, then to bring principal current, then to pay any late fees, and lastly, to reduce principal. Midwest Business must adjust the payment amount at least annually as needed to amortize principal over the remaining term of the note. If a scheduled payment on this note is more than 10 days late, Midwest Business may charge PFMG IV a late fee of up to 5% of the unpaid portion of such scheduled payment.

PFMG IV may prepay 20 percent or less of the unpaid principal balance on this note at any time without notice. If PFMG IV prepays more than 20 percent and the note has been sold on the secondary market, PFMG IV must give Midwest Business written notice and pay full 21 days’ interest if the notice is given less than 21 days before the prepayment is made. If PFMG IV prepays more than 25 percent of the outstanding principal balance of the loan in any one of the first three years from the date when the loan is first disbursed, PFMG IV must pay a prepayment fee of 5%~1% of the total prepayment amount. All remaining principal and accrued interest is due and payable 25 years from the date of the note. PFMG IV is in default under this note if PFMG IV does not make a payment when due, or otherwise fails to perform anything required by the note. This note is secured by collateral of PFMG IV. If PFMG IV fails to preserve or account to Midwest Business’s satisfaction for the collateral or its proceeds, this constitutes an event of default. In addition, where there is a default, Midwest Business may take possession of or dispose of the collateral at public or private sale without advertisement.

Off-Balance Sheet Arrangements

As of December 31, 2020, we had no off-balance sheet arrangements.

Critical Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, our company considers all highly liquid investments that are purchased within three months or less of an instrument’s maturity date to be cash equivalents.

Revenue Recognition

Our revenues are derived from contracts with customers through sale and delivery of death care products and services. Primary sources of revenue and deferred revenue are derived from Funeral Home operations generated both at the time of death (“at-need”) and prior to the time of death (“pre-need”), classified on the Consolidated Statements of Operations as Service Revenue and Property and Merchandise Revenue and investment income which includes income earned on assets maintained in service trusts related to sales of Funeral Home services occurring prior to the time of death and required to be maintained in the trust by state law as well as interest earned on pre-need installment contracts. Investment income is presented within Other revenue on the Consolidated Statements of Operations.

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of Funeral and Cemetery property, merchandise and services. Control transfers when merchandise is delivered, or services are performed. Sales taxes collected are recognized on a net basis in our consolidated financial statements. On our at-need contracts, we generally deliver the merchandise and perform the services at the time of need.

We also sell price-guaranteed pre-need contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of pre-need contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

All personalized marker merchandise is sold on an at-need contract, when delivery is made with manufacturer fulfillment, we will:

●	purchase the merchandise from vendors,
●	personalize such merchandise in accordance with the customer’s specific written instructions,
●	install or deliver for installation the merchandise, based on the customer’s instructions and
●	transfer title to the customer.

We recognize revenue during the period in which it was sold. There is no general right of return for delivered items. Costs related to delivery or performance of merchandise and services are charged to expense when merchandise is delivered, or services are performed.

Total consideration received for price-guaranteed pre-need and for at-need contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a pre-need basis may be required to be deposited into trust funds and earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration.

The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by either the amount we sell the performance obligation for on a stand-alone basis or our best estimate of the amount we would sell it for based on an adjusted market assessment approach that is consistent with our historical pricing practices.

Payment on at-need contracts is generally due at the time the merchandise is delivered or the services are performed. For pre-need contracts, payment generally occurs prior to our fulfillment of the performance obligations. Our pre-need contracts may also have extended payment terms. We do not accrue interest on pre-need receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. We do not consider pre-need receivables to be past due until the merchandise or services are required to be delivered at which time the pre-need receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. For unfulfilled performance obligations on cancelable pre-need contracts, our Consolidated Balance Sheet reflects the net contract liability, which represents the amount we have collected from customers, in deferred revenue, net.

Pursuant to state or provincial law, all or a portion of the proceeds from services sold on a pre-need basis may be required to be deposited into trust funds. When we receive payments from the customer, we deposit the amount required by law into the service trusts and reclassify the corresponding amount from deferred revenue, net into deferred receipts held in trust. Amounts are withdrawn from the service trusts when we fulfill the performance obligations. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration. We defer these investment earnings related to the service trusts until the associated services are performed.

If a pre-need contract is canceled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, we receive the amount of principal deposited to the trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. In addition, we are entitled to retain, in certain jurisdictions, a portion of collected customer payments when a customer cancels a pre-need contract. We recognized these retained funds, if any, and the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in the Consolidated Statement of Operations. In certain jurisdictions, we may be obligated to fund any shortfall if the amount refundable to the customer exceeds the funds in trust.

Costs and Expenses

The components of costs and expenses in our Consolidated Statement of Operations are:

●	Cost of property and merchandise, which includes the direct cost of that merchandise, handling and delivery, and selling costs;

●	Cost of service, which includes the direct cost of providing the services (including independent contracted labor-related costs), vehicle operating costs, and selling costs; and

●	Overhead and other expenses include taxes, expenses related to acquisitions, and other expenses attributable to providing our services not included elsewhere incurred in our funeral operations.

General and administrative expenses include our payroll costs, expense incurred to operate our facilities, transportation and related costs, marketing and advertising, depreciation and amortization expenses and other general and administrative expenses incurred by our operational functions.  Because we do not allocate any payroll costs, any facility or deprecation expenses as a component of our costs and expenses, our gross profit and gross profit as a percentage of net sales (our “gross profit margin”) may not be comparable to those of other funeral home operators that may include these costs in their cost of sales and in the calculation of gross profit.

Accounts Receivable and Allowance for Doubtful Accounts

Our trade receivables primarily consist of amounts due for funeral services already performed. We provide various allowances and cancellation reserves for our receivables. These allowances are based on an analysis of historical trends of collection and cancellation activity. At-need receivables are considered past due after thirty days. Collections are generally managed by the locations or third-party agencies acting on behalf of the locations, until a receivable is one hundred eighty days delinquent at which time it is fully reserved and sent to a collection agency. These estimates are impacted by a number of factors, including changes in the economy, and demographic or competitive changes in our areas of operation.

Inventories

Funeral merchandise items are stated at the lower of average cost or net realizable value. Inventory costs and Cemetery property are relieved using specific identification in fulfillment of performance obligations on our contracts.

Property and Equipment, Net

Property and equipment is stated at cost or, upon acquisition of a business, at the fair value of the assets acquired and depreciated on a straight-line basis. Maintenance and repairs are charged to expense, whereas renewals and major replacements that extend the assets useful lives are capitalized. Depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from seven to forty years, equipment is depreciated over a period from three to seven years, and leasehold improvements are depreciated over the shorter of the lease term or the life of the asset. When property or equipment is sold or retired, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet; resulting gains and losses are included in the Consolidated Statement of Operations in the period of sale or disposal.

Leases

We have lease arrangements related to real estate for funeral service locations that are classified as finance leases at December 31, 2020. Lease terms related to real estate generally range from seven to forty years with options to renew at varying terms. We consider reasonably assured renewal options and fixed escalation provisions in our calculation.

Fair Value of Measurements

We measure the available-for-sale securities held by our funeral services trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

●	Level 1 - Financial assets or liabilities whose values are based on unadjusted quoted prices available in active markets for identical assets or liabilities.

●	Level 2 - Financial assets or liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

●	Level 3 - Financial assets or liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fixed income commingled funds and money market funds are measured at net asset value. Fixed income commingled funds and money market funds are redeemable for net asset value with two weeks’ notice and immediately, respectively.

We assess our investments in fixed income instruments for other-than-temporary declines in fair value on a quarterly basis. Prior to our adoption of the new guidance on financial instruments discussed below in “Recently Issued Accounting Pronouncements”, we also assessed our investments in equity instruments for other-than temporary declines in fair value on a quarterly basis. Impairment charges resulting from these assessments are recognized as investment losses in other income (expense), net. These investment losses, if any, are offset by the corresponding reclassification in other income (expense), net, related to deferred receipts held in trust.

Insurance-Funded Pre-Need Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the pre-need purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded pre-need contracts are expensed as incurred. Pre-need funeral contracts to be funded at maturity by third-party insurance policies totaled approximately $11,385,403 on a consolidated basis at December 31, 2020, however these policies are not recorded as an asset or liability on the consolidated balance sheet.

We do not reflect the unfulfilled insurance-funded pre-need contract amounts in our Consolidated Balance Sheet. The policy amount of the insurance contract between the customer and the third-party insurance company generally equals the amount of the pre-need contract. Where jurisdictions allow, the policyholder may have made a revocable commitment to assign the proceeds from the policy to us at the time of need. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral service and merchandise revenue as we perform these funerals.

Deferred Revenues

Revenues from the sale of services and merchandise as well as any investment income is deferred until such time that the services are performed, and the merchandise is delivered. In addition to amounts deferred on new contracts, investment income, deferred revenues include deferred revenues from pre-need sales that were entered into by entities prior to our company’s acquisition of those entities or the assets of those entities. We provide for a profit margin for these deferred revenues to account for the projected future costs of delivering products and providing services on pre-need contracts that our company acquired through acquisition. These revenues and their associated costs are recognized when the related merchandise is delivered, or services are performed and are presented on a gross basis on the Consolidated Statements of Operations.

Income Taxes

Until January 31, 2020, the Company was a limited liability company and was treated as a partnership for federal and state income tax. Accordingly, no provision for federal income taxes was required since the members reported their proportionate share of company taxable income or loss on their respective income tax returns. Such income or losses were proportionately allocated to the members based upon their ownership interests.

On January 31, 2020, the Company elected to convert its organizational status from a Delaware limited liability company to a Delaware corporation. Effective with the conversion into a corporation, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance on deferred tax assets is established when management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax benefits from an uncertain tax position are only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Interest and penalties related to unrecognized tax benefits are recorded as incurred as a component of income tax expense.

Recent Accounting Pronouncements

In June 2016 and November 2018, the FASB amended “Financial Instruments” to provide financial statement users with more decision-useful information about the expected credit losses on debt instruments and other commitments to extend credit held by a reporting entity at each reporting date. This amendment replaces the incurred loss impairment methodology in the current standard with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to support credit loss estimates. The new guidance is effective for us on January 1, 2023, and we are still evaluating the impact of adoption on our consolidated results of operations, consolidated financial position and cash flows.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases”. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard also requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor doesn’t convey risks and rewards or control, an operating lease results. The new standard is effective for fiscal years beginning after deferred one year to January 1, 2021, including interim periods within those fiscal years. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

We adopted the new guidance on January 1, 2019 using the full retrospective transition method. The modified retrospective transition method included a number of optional practical expedients and accounting policy elections.

1.	We elected a package of practical expedients to not reassess:

a.	whether a contract is or contains a lease (as an accounting policy election, we will not reassess whether arrangements grandfathered under EITF 01-8 are or contain leases),

b.	lease classification, or

c.	initial direct costs.

Our current operating lease portfolio is composed of real estate. Upon adoption of this standard, we recognized a right-of-use asset and liability related to lease arrangements which were originally recorded as capital leases. The adoption of the new standard did not significantly impact our consolidated financial position due to the recognition of the right-of-use asset and liability for our leases as the leases were originally recorded as capital leases.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Our BUSINESS

Our Corporate History and Background

We acquire and operate funeral homes and related businesses, primarily in Level C and Level D metropolitan area markets in the United States. We serve as the management company for our one wholly owned and six affiliated, independent operating businesses, all of which we refer to as the operating businesses. We refer to the six affiliated, independent operating businesses, which are independent legal entities, as the independent operating companies. Based in Naples, Florida, we operate seven businesses with 14 locations on a consolidated basis and we plan to operate in 23 states located throughout the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern regions of the United States. These target markets represent our current base of businesses and other markets where we plan to operate in the future. These are the same markets in which our senior management team has operated death care and complementary businesses throughout their careers.

We serve as the management company for the operating businesses of the Remembrance Group, a brand name used to describe our consolidated operating businesses. We provide consulting and management services, such as accounting and bookkeeping services, developing operational plans, workforce management and recruitment to Remembrance Group’s funeral homes and other non-competing clients. We employ Remembrance Group’s executive officers and have contractual management administrative services agreements, which we refer to as MSAs, with each of Remembrance Group’s six independent operating companies. The MSAs in effect enable the independent operating companies to operate with us on a consolidated basis.

Our Corporate Structure and History

We are a Delaware corporation that was incorporated on January 31, 2020, but we were formed originally as a Delaware limited liability company on December 11, 2012 under the name PF Management Services, LLC. We converted from a limited liability company to a corporation in Delaware on February 1, 2020.

We own 100% of Premier Funeral Management Group V LLC, a Delaware limited liability company, or PFMG V, our one wholly owned operating subsidiary. PFMG V was formed to acquire and operate the Premier Sharp Funeral Home in Tennessee.

Each of the six independent operating companies within the Remembrance Group is a Delaware limited liability company which was formed to acquire and operate one or more specific funeral businesses.

We have option agreements in place to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies.

The six independent operating companies along with their wholly owned funeral businesses are listed below:

●	Premier Funeral Management Group, LLC, or PFMG, which owns and operates the Cawood Funeral Home in Kentucky.
●	Premier Funeral Management Group II, LLC, or PFMG II, which owns and operates the Markwell & Son Funeral Home and the Greenwell Funeral Home in Illinois.
●	Premier Funeral Management Group, IV, or PFMG IV, which owns and operates the operates the Whinery Funeral Service, the Rose Chapel Funeral Service and Whinery Huddleston Funeral Service, in Oklahoma.
●	Premier Funeral Management Group, VI, or PFMG VI, which owns and operates the Masciarelli Family Funeral Homes in Massachusetts.
●	Premier Funeral Management Group, VII LLC, or PFMG VII, which owns and operates the Adams Funeral Chapel in Illinois.
●	Premier Funeral Management Services, III LLC, or PFMS III, which owns and operates the McFarland Funeral Chapel and Polk Memorial Gardens Cemetery in North Carolina.

Remembrance Group anticipates consolidating these independent operating companies into a unified ownership structure in the future and expects to use a substantial portion of the net proceeds of the Offering to exercise its acquisition rights under one or more of the option agreements.

The following chart reflects our organizational structure as of the date of this offering circular.

Our Option Agreements

We have option agreements in place to acquire, at our option, ownership interests in each of the six independent operating companies. Currently, we own minority interests in two of the operating companies, majority interests in two of the operating companies, and no ownership interests in two of the operating companies. Pursuant to the option agreements, each member, except for two members that own a 1% interest in one of the operating companies and a 0.5% interest in another operating company, have assigned their rights, title, and interest in and to any dividends or distributions from the respective operating companies to us. The material terms of these option agreements are described below:

●	On September 24, 2015, we entered into an amended and restated option agreement with Premier Funeral Management Group, LLC, or PFMG, which owns and operates the Cawood Funeral Home in Kentucky, and certain of its members and option and warrant holder pursuant to which these members, and the option and warrant holder, granted us an exclusive right and option to acquire ninety-nine percent (99%) of the outstanding membership interests in PFMG. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all principal and accrued interest under PFMG’s outstanding small business administration loans or (ii) consent of the lenders for the transfer of the PFMG membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, we must pay to each of the members of PFMG their unpaid tax liability amount distributable to such members under the PFMG operating agreement for the calendar year in which we exercise the option.

●	On September 24, 2015, we entered into an amended and restated option agreement with Premier Funeral Management Group II, LLC, or PFMG II, which owns and operates the Markwell & Son Funeral Home and the Greenwell Funeral Home in Illinois, and its members and option and warrant holder pursuant to which these members, and the option and warrant holder, granted us an exclusive right and option to acquire one hundred percent (100%) of the outstanding membership interests in PFMG II. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all principal and accrued interest under PFMG II’s outstanding small business administration loans or (ii) consent of the lenders for the transfer of the PFMG II membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, it must pay to each of the members of PFMG II their unpaid tax liability amount distributable to such members under the PFMG II operating agreement for the calendar year in which we exercise the option.

●	On September 24, 2015, we entered into an amended and restated option agreement with Premier Funeral Management Group IV, LLC, or PFMG IV, which owns and operates the Whinery Funeral Service, the Rose Chapel Funeral Service and Whinery Huddleston Funeral Service, in Oklahoma, and its members and option and warrant holder pursuant to which these members, and the option and warrant holder, granted us an exclusive right and option to acquire one hundred percent (100%) of the outstanding membership interests in PFMG IV. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all principal and accrued interest under PFMG IV’s outstanding small business administration loans or (ii) consent of the lenders for the transfer of the PFMG IV membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, it must pay to each of the members of PFMG IV their unpaid tax liability amount distributable to such members under the PFMG IV operating agreement for the calendar year in which we exercise the option.

●	On September 23, 2016, we entered into an option agreement with Premier Funeral Management Group VI, LLC, or PFMG VI, which owns and operates the Masciarelli Family Funeral Homes in Massachusetts, and its members pursuant to which these members granted us an exclusive right and option to acquire one hundred percent (100%) of the outstanding membership interests in PFMG VI. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all obligations under PFMG VI’s outstanding debt and lease financing facilities provided by PFGM Holdings, L.L.C., a PFMG affiliate, or (ii) consent of the lender for the transfer of the PFMG VI membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, we must pay to each of the members of PFMG VI their unpaid tax liability amount distributable to such members under the PFMG VI operating agreement for the calendar year in which we exercise the option.

●	On September 23, 2016, we entered into an option agreement with Premier Funeral Management Group VII, LLC, or PFMG VII, which owns and operates the Adams Funeral Chapel in Illinois, and its members pursuant to which these members granted us an exclusive right and option to acquire one hundred percent (100%) of the outstanding membership interests in PFMG VII. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all obligations under PFMG VII’s outstanding debt and lease financing facilities provided by PFGM Holdings, L.L.C., a PFMG affiliate, or (ii) consent of the lender for the transfer of the PFMG VII membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, we must pay to each of the members of PFMG VII their unpaid tax liability amount distributable to such members under the PFMG VII operating agreement for the calendar year in which we exercise the option.

●	On September 24, 2015, we entered into an option agreement with Premier Funeral Management Services, III LLC, or PFMS III, which owns and operates the McFarland Funeral Chapel and Polk Memorial Gardens Cemetery in North Carolina, and its members and option and warrant holder pursuant to which these members, and the option and warrant holder, granted us an exclusive right and option to acquire Ninety-nine and one-half percent (99.5%) of the outstanding membership interests in PFMS III. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all principal and accrued interest under PFMG IV’s outstanding small business administration loans, or (ii) consent of the lender for the transfer of the PFMS III membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, we must pay to each of the members of PFMS III their unpaid tax liability amount distributable to such members under the PFMS III operating agreement for the calendar year in which we exercise the option.

With respect to each of the above described agreements, we expect that we will not have to make any payments to any of an entity’s members as we believe there will be no unpaid tax liabilities in the year in which we might exercise an option.

The foregoing descriptions of the option agreements are only summaries, do not purport to be complete and are qualified in their entirety by reference to the full text of the option agreements, copies of which are attached hereto as exhibits 6.1 through 6.7.

Our Strategy

We believe our corporate and operating strategy positions us for success in the current and evolving death care industry environment. The core elements of our strategy include:

●	Target acquisitions in certain Level C and Level D metropolitan area markets that offer specific profiles.
●	Execute a highly disciplined and efficient acquisition program.
●	Implement an integration and operations plan after closing an acquisition.
●	Focus on continuous top line growth and profitability and unmet customer demands.
●	Build a talent and performance-based company.
●	Provide value-added services to our acquired firms and independent businesses.

Target Acquisitions in Certain Level C and Level D Metropolitan Area Markets that Offer Specific Profiles. We generally target Level C and Level D metropolitan area markets, primarily in the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern, where our team has operated funeral businesses during its members’ careers. We believe that Level C and Level D metropolitan area markets, which are less suburban and more rural than major metropolitan markets, provide better business opportunities because of, among other things, lower operating costs, including a lower cost of living for our employee base. If we find profitable acquisition opportunities in surrounding markets, we will pursue those acquisitions selectively. We typically pursue businesses that are independently owned, operate one to three locations, and generate approximately $1 - $3 million in gross revenue per location at a multiple of trailing adjusted EBITDA basis. We also seek businesses that hold the leading or number two market share in the local area, which we believe is important for future growth, and have existing management and/or staff members we have evaluated and wish to retain after close.

We believe that our target markets offer numerous benefits. First, we have chosen the target markets based on the likelihood that we can realize rapid improvements at our acquired businesses in partnership with the previous owner and retained staff. Funeral homes in the “trade areas” we have selected are mostly small, independently owned and operated, and have conducted business in the same manner for decades. Funeral homes that meet our criteria in these markets also generally have bloated overhead expenses and inefficient purchasing. Most have extremely dated technology and reporting systems. The funeral homes in these areas generally do not focus on proactive marketing, branding, client development and packaged services for families. We target markets wherein we believe we can grow revenue and market share due to such competitive dynamics. Our “base case” goal is to increase EBITDA margins by 10% within several months after close and generate consistent year over year organic growth. We evaluate and confirm these market attributes during our due diligence process.

Additionally, we have found that these markets offer a large and growing base of owners interested in selling their properties, and we can buy them for near-historically low prices and on favorable terms. Currently, there are few active “consolidators” competing for these businesses in our target markets, creating a relatively large pool of available properties at nearly historically low price multiples and on favorable terms to our company.

Execute a Highly Disciplined and Efficient Acquisition Program. We believe we have developed an efficient and disciplined corporate development program that will allow us to grow continuously but profitably. First, we aim to never “overpay” for a business. We seek to pay a multiple of adjusted EBITDA for the last twelve months for each acquisition (with exceptions, typically for larger, established businesses) and on terms that are favorable to our company. We propose that sellers carry up to 30% of the consideration in a seller promissory note with a term between 10 and 15 years. Through our experience evaluating, buying and restructuring funeral homes, we can complete initial financial and business due diligence within two to three days which allows our company to manage our corporate development efforts efficiently and quickly. Additionally, we leverage the networks and contacts of our local businesses and strategic partners to source potential acquisitions for our company, providing us the benefits of personal “insight” into such prospects and the ability to develop regional, cost-effective, clusters of funeral homes.

Implement an Integration and Operations Plan After Closing an Acquisition. We focus on expanding EBITDA margins through leveraging our volume purchasing agreements for products like caskets and vaults, eliminating or reducing excess expenditures, and right-sizing staffing levels, including contracted or outsourced services. We estimate we can immediately reduce an acquired business’ COGS through our vendor relationships and pricing with suppliers like Batesville, resulting in a gross profit and EBITDA margin expansion of approximately 2.0 - 3.0%. We also implement back office systems and controls, such as accounting and payroll functions, at our acquired businesses, to both improve system functionality and reduce costs associated with facility operations. Recent technological advances, particularly in the area of “cloud based” business services, have enabled us to integrate the systems of an acquired business into our accounting, financial and back- office software programs on a shorter timeframe than was possible even several years ago, providing us with around the clock visibility into the operating and financial performance of each company we acquire. Our goal is to implement these changes in collaboration with the local employees to minimize any disruptions associated with the sale of the business

Focus on Continuous Top Line Growth and Profitability and Unmet Customer Demands. We have carefully chosen our initial target markets based on the likelihood that we can realize rapid improvements at our acquired homes in partnership with the previous owner and retained staff. We also assess each potential market we enter on an individual basis. Funeral homes in the “trade areas” we have selected are mostly small, independently owned and operated, and often have conducted business in the same manner for decades. The homes in these areas generally do not focus on proactive marketing, client development and packaged services for families, in our experience. We embrace evolving consumer expectations of funeral businesses, such as personalized services and cremation-based funerals. We believe these consumer preferences are generally unmet by the industry, an aspect of the funeral industry that has been demonstrated by numerous third-party market studies

In terms of marketing, “modern” practices, like customer relationship management, or CRM, and referral generation initiatives, often don’t exist in a particular trade area. We, however, focus on developing and implementing a customized growth program for each business we acquire. Our general approach involves providing outstanding client service levels and innovative product and service offerings. Our company employs various marketing approaches in each market, including brand differentiation, ongoing client and prospect relationship management, public and community relations, on and off-site events, and various other initiatives proven to drive market share and revenue, as well as client satisfaction. In our experience, such efforts can generate annual double-digit growth at each business location

Build a Talent and Performance Based Company. We believe that a top-tier team - from executive level members to junior employees at our local funeral homes - is a critical element of our strategy to build an industry- leading death care business. We seek to recruit, hire and retain top-performing employees through a systematic process and core focus of our company. Prospective employees are professionally evaluated to assess their skills, interests and potential to succeed in their position. We aim to create individual performance and growth programs for all employees and continually measure and provide feedback associated with established goals and actual performance. We also implement compensation programs that are connected to individual and group performance

Competitive Strengths

We believe that our focus on secondary markets in certain Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern states provides our company with several strategic advantages. We believe that these markets offer a large and growing base of owners interested in selling their properties, and we believe we can buy those properties for near-historically low prices and on favorable terms. Twenty of our twenty-three initially targeted states rank in the top twenty-four states for potential funeral services market size. The sector’s competitive dynamics in these geographic areas offer significant opportunities to improve an acquired location’s financial performance and local market share. These areas also are largely insulated from the downward per-service revenue pressure created by the growing trend of cremation due to their location in the “Bible Belt”, which has historically seen greater focus on traditional values and burial practices.

In addition, we believe the following competitive strengths position us well to implement our acquisition and market growth strategy. These include:

●	Focus on Calls – We define calls for our funeral homes as the number of “deceased” whose families we serve. Continued management efforts to relate all location activities and expenses to a positive impact on Call growth.
●	Experienced, proven management team.
●	Operational expertise and focus.
●	Disciplined, value-oriented approach towards acquisitions.
●	Innovative approach to funeral home operations and strategy.
●	Strategic partnerships and relationships.

Focus on Calls

Senior management’s relentless focus on calls permeates all aspects of our funeral homes’ daily operations. We believe that everything our firm’s employees do in some way ties back to the decision made by a potential client to choose a funeral home for their future needs and we want that funeral home to be one of ours. We constantly educate our employees in this belief.

Experienced, Proven Management Team. Our team includes executives who have spent their careers in the funeral home industry and offer a proven track record of purchasing, integrating and restructuring funeral home properties. The team also includes successful executives from the hospitality, retail, marketing and financial sectors, from which they bring “best practices” generally not employed by the owners of funeral businesses. Additionally, this team has demonstrated an ability to drive top line growth every year, improved client services and expanded EBITDA margins. Members of our executive team also have also accomplished successful exits for their investors in the past.

Operational Expertise and Focus. We believe our management team, network and executives who will join our company after the close of each acquisition possess the expertise and experience in all critical areas required to execute our strategy. Our team includes executives who have spent their lifelong careers in the death care industry and offer a proven track record of purchasing, integrating and operating successful businesses.

Strategic Partnerships and Relationships. Though the Remembrance Group is an early stage firm in the traditional sense, our team possesses decades of experience and we are acquiring mature, existing businesses that believe in us and are leaders in their markets. We also have relationships with Tier 1 suppliers and service providers in the industry and have negotiated discounted rates that we believe are typically provided to the largest corporate death care company owners and operators. Additionally, we have sought out professional advisors which/who are generally considered leading experts in the death care industry; these include financial and accounting advisory; legal and regulatory services; and transaction and acquisition advisory.

Our Management Services and Fees

Through MSAs we provide various management services to the operating businesses in exchange for a management fee as described below.

Services Provided

In accordance with the terms of the MSAs, we act as a management company and have the following rights and responsibilities with respect to the operating businesses:

●	We manage each specific operating business;
●	We can employ, discharge, terminate, determine compensation for and other arrangements with and supervise all present or future officers, employees, agents, independent contractors, consultants and representatives of the specific operating business; and
●	We can negotiate, execute on behalf of the operating business, or otherwise enter into, adjust, compromise or deal with, contracts, agreements and documents relating to the business.

Management services provided to the operating businesses by us include, but are not limited to, the following:

●	Maintain or cause the operating business to maintain accurate financial accounts and records evidencing all transactions in respect of the operations of the business and provide financial, accounting and operational systems, including various technology platforms, related to such systems, as well as the management of the business’ cash inflows and outflows (cash management);
●	Create or cause the business to create a business strategy and growth and operational plan for the business, and establish associated performance metrics, goals and budgets;
●	Evaluate, negotiate and execute, or cause the business to evaluate, negotiate and execute, agreements with various vendors, service providers, and others to provide products and services to the business and, if applicable, pay or cause the business to be responsible for providing payments for such products and services;
●	Assist with the recruiting, evaluation, on-boarding, training, retention, and management of employees, independent contractors, consultants and other representatives of the business as well as developing performance-based incentive plans for the business;

●	Conduct and cause the business to conduct all activities of the business in accordance with all known federal, state and local laws and governmental rules and regulations and ordinances applicable to the operations of the business;
●	Cause the business to timely pay all of its obligations to third parties;
●	Provide ongoing assessments of business activity, including the measurement of financial and operational performance, market share and growth results, client satisfaction, benchmarking against industry “best practices” and peers, and the like, all compared to established goals, milestones and targets established by the business and by us;
●	Cause our employees and agents to keep confidential all knowledge and information of a non-public nature regarding the business which they now know or hereafter come to know;
●	Make such reports regarding the business as the board of managers of the business may reasonably require from time to time and develop an annual budget for the business in accordance with the firm’s operating agreement; and
●	Provide such other services as are reasonably necessary for the business to ensure the efficient delivery of funeral and related services and agreed to in writing by the parties.

Reimbursements and Management Fee(s).

In exchange for providing the services listed above, each operating company pays us compensation on an ongoing basis, including a management fee as described below.

Reimbursements. The operating businesses reimburse us for any expenses, payments, fees, and other costs incurred by us on behalf of the businesses. These expenses include, for example, payments associated with casket product purchases and employee benefits programs.

Minimum Balance Amount. Pursuant to the terms of the MSAs, we and the operating businesses establish a minimum level of liquid capital to operate the specific operating business (a Minimum Balance Amount). If the level of liquid capital falls below the Minimum Balance Amount, pursuant to the terms of the MSAs we are required to fund any shortfalls.

Management Fee. Each of the operating businesses pays us a management fee according to the following calculations:

●	Base Management Fee. The base management fee equals nineteen and thirty-three and one-third percent (19.33%) of the net cash increase at the operating business on a month to month basis and the base management fee can equal up to one hundred percent (100%) of the increase in the business’ combined cash balances.
●	Additional Management Fee. In addition to the base management fee, we may increase the total management fee during the period in an amount equal to the fair market value of management services provided during the period.
●	Management Services and Fees To-Date. Our company has not completely implemented the specific formulas above and instead has generally taken a flexible approach to the minimum cash balances and management fee amounts based on the ongoing financial results of the operating businesses. Establishing a specific management fee amount that would be paid by the operating businesses each month has been discussed as an enhancement to accounting and tax preparation practices.

We do not have an MSA in place with PFMG V which we own directly and which we operate through our management team. We do, however, provide PFMG V with the same services that we provide to our independent operating companies and we do take management fees for these services, similar to the fees we charge our independent operating companies under our MSAs with them, as described immediately above.

Pipeline of Late Stage and Potential Acquisitions

A core component of our strategy is to consistently have a robust pipeline of targets we are sourcing, evaluating, pursuing, and moving to acquire.

We seek to accomplish this through managing and building our extensive network of industry brokers, advisors, operators and executives, as well as encouraging the managers at our acquired businesses to source potential transactions for our company. We believe this approach yields valuable insights into the overall quality of a target funeral home business and its staff, plus it allows our company to build regional “clusters” surrounding our existing businesses. However, consummating the proposed acquisitions cannot be guaranteed and is subject to final negotiations which are yet to be determined.

Our Market Opportunity

The Funeral Industry. We believe current market dynamics and trends are ideal to implement our company’s business and growth strategy. In 2018, United States sales related to funeral services totaled nearly $15.2 billion, a 10.7% increase since 2014. As of 2019, there were approximately 19,136 funeral home locations in the United States according to National Directory of Morticians Redbook. The “death care” industry is highly fragmented. There are three publicly traded companies that operate funeral homes and cemeteries in North America, which control an estimated 10.8% of funeral homes in the United States and the remaining 89.2% are privately owned by families or individuals; 97% of these businesses employ fewer than 20 employees and 89% employ less than 10 employees. The publicly traded companies include Service Corporation International, the largest provider of death care products and services in the US, StoneMor Partners, L.P., which primarily focuses on cemetery operations, and Carriage Services, Inc.

Large and Growing Market. The industry is growing steadily, driven by current demographic (baby boomer-death rate) trends. According to ACL.Gov and the Census Bureau, the United States population over 65 years of age was 50.9 million in 2016 and is expected to rise to 83.7 million by 2052, a 64% increase and compound annual growth rate of about 2%. An increase in the number of older Americans inevitably leads to an increasing number of deaths, while controlling for improvements in end-of-life stage healthcare, as well as increases in obesity and associated diseases that reduce life expectancy. The number of deaths per year in the United States was 2.9 million in 2017 according to the Center for Disease Control and Prevention, up from 2.5 million in 2014, an increase of approximately 3% per year.

We have carefully chosen our initial target markets based on the likelihood that we can realize rapid improvements at our acquired Funeral Homes in partnership with the previous owner and retained staff. Funeral Homes in the “trade areas” we have selected are mostly small, independently owned and operated, and have conducted business in the same manner for decades. The Funeral Homes in these areas generally do not focus on proactive marketing, client development and packaged services for families. More “modern” marketing practices, like customer relationship management and referral generation programs, often do not exist in a trade area. We confirm this market attribute during our due diligence process. Funeral homes that meet our criteria in these markets also have bloated overhead expenses and inefficient purchasing. After close of an acquisition, we will expand our earnings before interest, tax, depreciation and amortization (EBITDA) margins through general and administrative expense reductions and implement product purchasing initiatives. By providing back office services, such as accounting and payroll functions, to our acquired businesses, we will both improve system functionality and reduce costs associated with facility operations.

Large and Growing Number of Acquisition Opportunities and Limited Competition to Acquire Them. The owners of independent funeral homes mirror the overall aging population trends in the US. As in many sectors with family-owned businesses, Baby Boomers are getting older and are looking to retire. Often, their children do not wish to take over the family business and instead pursue other opportunities. The main industry association, in fact, predicts an increasing shortage of funeral directors in the near future We believe that this macro trend is creating an increasing number of funeral homeowners who wish to sell. In Level C and Level D metropolitan area markets, on which we focus, there are few buyers for individual funeral homes and associated properties due to the larger size requirements of the publicly traded players and large regional consolidators. This creates a large pool of available properties at nearly historically low price multiples and on favorable terms to our company. With more than 59% of the funeral homes in the US being independently owned and operated and falling within the $1 to $3 million in revenue range, we feel this represents a unique acquisition opportunity for our specific operating model. To date, these businesses have been mostly ignored by consolidators in our industry. There are a limited number of interested buyers for these independent properties in Level C and Level D metropolitan area markets, providing us with acquisition opportunities on favorable terms.

Strong Financial Profile of Funeral Business. We believe that the financial profile of operating a single funeral home – or many of them – makes these businesses a highly attractive asset class for lenders, private equity and a disciplined platform-build strategy. In the last four decades, our core team has demonstrated – in multiple death care companies, US regions, and varied funeral home profiles – that we can quickly expand EBITDA margins, grow revenues and capture additional market share. Minimal capital expenditures, or Capex, are required. Often, the appraised value of the real estate portion of the business is greater than 75% of the total consideration paid for the business. The industry is generally stable, but current population trends suggest continued robust growth. Due to the market conditions already discussed, we are able to buy at low multiples and we estimate sellers will partially finance a transaction up to 30% of the total price. Acquired properties with our target profile are typically cash flow positive upon closing and begin generating cash flow within two months, according to our experience and estimates.

Competition

We face competition in all our markets. Most of our competitors are and will be independent operations. Our ability to compete successfully depends on our management’s forward vision, timely responses to changes in the business environment, our operating business’ ability to maintain a good reputation and high professional standards as well as offer products and services at competitive prices. We anticipate that additional consolidators will enter the industry and likely pursue acquisitions in our market areas, potentially increasing the average consideration required to successfully purchase a Funeral Home business. If we face price competition in our markets, or if local competitors successfully exploit the fact that our acquired businesses are now owned by a perceived “corporate consolidator,” we will be challenged to successfully execute our business plan in a given market. Independent operators of funeral businesses have historically shown immediate defensive marketing efforts when one of their competitors has sold to a consolidator. They begin to label such businesses as “corporate owned” and market their own companies as “locally owned.”

Regulation

Federal, State and/or Local Regulatory Compliance

Our operations are subject to regulation, supervision, and licensing under numerous federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business.

For example, the funeral home industry is regulated by the Federal Trade Commission, or FTC, which requires funeral homes to take actions designed to protect consumers.

Our facilities are also subject to stringent health, safety and environmental regulations. For example, the Federal Clean Air Act and analogous state laws, which restrict the emission of pollutants from many sources, including crematories, may require us to apply for and obtain air emissions permits, install costly emissions control equipment, and conduct monitoring and reporting tasks. Also, in the course of our operations, we store and use chemicals and other regulated substances as well as generate wastes that may subject us to strict liability under the federal Resource Conservation and Recovery Act and comparable state laws, which govern the treatment, storage, and disposal of nonhazardous and hazardous wastes, and the federal Comprehensive Environmental Response, Compensation and Liability Act, a remedial statute that imposes cleanup obligations on current and past owners or operators of facilities where hazardous substance releases occurred and anyone who transported or disposed or arranged for the transportation or disposal of hazardous substances released into the environment from such sites.

Additionally, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes whose purpose is to protect the health and safety of workers. The OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens.

Violations of applicable laws could result in fines or sanctions against us, including the loss of licenses necessary to operate the businesses lawfully. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Businesses in general are subject to the impact of recent major legislation, including the Care Act and the Dodd-Frank Act. Many provisions of these complex laws could impact our business, and many of the provisions require implementation through regulations that have not yet been promulgated.

Employees

As of May 20, 2021, we had 34 full-time employees and 52 part-time employees.

OUR PROPERTIES

Our company leases its principal office space at 365 5th Ave South, Suite 201, Naples, FL 34102.

Operating Company Owned Properties

The following properties are owned by the respective operating companies listed in the first column.

Remembrance Group Operating Company	D/B/A	Type	Location
Premier Funeral Management Group, LLC	Cawood Funeral Home	Funeral Home	112 S 21st St, Middlesboro, KY 40965

Premier Funeral Management Group II, LLC	Markwell Funeral Home	Funeral Home	200 N Central Ave, Casey, IL 62420

Premier Funeral Management Group II, LLC	Greenwell Funeral Home	Funeral Home	30 N Washington St, Martinsville, IL 62442

Premier Funeral Management Group IV, LLC	Whinery Funeral Service	Funeral Home	403 W. Country Club, Elk City, OK 73644

Premier Funeral Management Group IV, LLC	Rose Chapel Funeral Service	Funeral Home	906 N. 4th St., Sayre, OK 73662

Premier Funeral Management Group IV, LLC	Rose Chapel Funeral Service	Funeral Home	602 McKinney, P.O. Box 405, Cheyenne, OK 73628

Premier Funeral Management Group IV, LLC	Whinery-Huddleston Funeral Service	Funeral Home	6210 NW Cache Rd, Lawton, OK 73505

Premier Funeral Management Group VII, LLC	Adams Funeral Chapel	Funeral Home	2330 Shawnee Dr., Charleston, IL 61920

The properties listed above are all financed through mortgages with traditional bank institutions.

The Premier Funeral Management Group, LLC property is financed through a mortgage note in the outstanding principal amount of $918,958 as of March 31, 2021. This mortgage is secured by substantially all of the assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of prime plus 2% and is paid monthly. This note matures in May 2038.

The Premier Funeral Management Group II, LLC properties are financed through a mortgage note in the outstanding principal amount of $1,049,014 as of March 31, 2021. This mortgage is secured by substantially all assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of prime plus 2.75% and is paid monthly. This note matures in December 2038.

The Premier Funeral Management Group IV, LLC properties are financed through a mortgage note in the outstanding principal amount of $3,491,307 as of March 31, 2021. This mortgage is secured by substantially all assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of prime plus 2.75% and is paid monthly. This note matures in June 2039.

The Premier Funeral Management Group VII, LLC properties are financed through a mortgage note in the outstanding principal amount of $1,112,000 as of March 31, 2021. This mortgage is secured by substantially all assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of prime plus 1.25% and is paid monthly. This note matures in March 2046.

Operating Company Leased Properties

The following properties are leased by the respective operating companies listed in the first column. These properties are all leased from PFMG Holdings, L.L.C., an unaffiliated third party, under seven year leases. The lease agreements contain an option to purchase the real estate assets at the end of initial seven year term, for three of the lease agreements the price equals the then current year’s rent multiplied by ten (10) and the remaining agreement the buyout price for the real estate is the then current annual rent divided by 9.75%. The lease agreements also contain early buyout options with differing buyout terms for years one (1) to four (4) and for years five (5) to seven (7). During years one to four, we would be required to pay a 6.00% premium in addition to the buyout formula amount and during years five to seven, the premium is 4.00%:

Remembrance Group Operating Company	D/B/A	Type	Location
Premier Funeral Management Group V, LLC (subsidiary of the Issuer)	Premier Sharp Funeral Home	Funeral Home	209 Roane Street, Oliver Springs, TN 37840
Lease start date, November 5, 2015, ends December 31, 2022; three optional renewal terms of seven years each; rent, $100,000 per year, 2.5% increase per year.
Premier Funeral Management Services III, LLC	McFarland Funeral Chapel	Funeral Home	54 McFarland Drive, Tryon, NC 28782
Lease start date, June 17, 2015, ends June 30, 2022; three optional renewal terms of seven years each; rent, $146,250 per year, minimum increase per year, 2%.
Premier Funeral Management Group VI, LLC	Sawyer-Miller-Masciarelli Funeral	Funeral Home	763 Massachusetts Ave, Lunenburg, MA 01462
Premier Funeral Management Group VI, LLC	Sawyer-Mallahy-Masciarelli Funeral	Funeral Home	243 Water St., Fitchburg, MA 01420
Premier Funeral Management Group VI, LLC	Sawyer-Miller-Masciarelli Funeral	Funeral Home	123 Main St., Westminster, MA 01473
Lease start date, November 1, 2016, ends October 31, 2023; three optional renewal terms of four years each; rent, $230,000 per year, 2.5% increase per year.

The nature of our business requires that our facilities be well maintained. We believe that we meet this standard.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following sets forth information about our directors and executive officers as of the date of this offering circular:

Name	Age	Position
Dennis L. Smith	63	Chief Executive Officer, President and Director
Travis J. Brooks	54	Chief Financial Officer
Michael Margolies	62	Director
David DeCarlo	74	Director
Poul LeMasters	50	Director
Paul Rosenberg	56	Director

Dennis L. Smith. Mr. Smith has served as our chief executive officer, president and a member of our board of directors since February 2020 and president a member of the board of directors of our predecessor, PF Management Services, LLC, since April 2017. Mr. Smith has been in the industry for more than 44 years, having held senior management positions at Carriage Services (from 2012 to 2015), SCI (from 1995 to 2012), Gibraltar Mausoleum (from 1987 to 1995), and Stewart Enterprises (from 1981 to 1987). He has demonstrated success in all areas of the death care industry, particularly related to scaling businesses, leading multi-location operations, acquiring and integrating new funeral home businesses, and implementing new systems and processes. Mr. Smith earned his Degree of Mortuary Science from University of Miami Dade.  Mr. Smith’s leadership with Carriage services led to the new development and acquisition of Funeral Homes/Cemeteries and Crematories in multiple states.

Travis J. Brooks. Mr. Brooks has served as our Chief Financial Officer since January 10, 2021. Prior to joining Remembrance Group, Mr. Brooks operated as an outsourced CFO and Controller, providing services to companies throughout the United States, primarily based in South Florida. From 2008 to 2021, Mr. Brooks worked with Liberator Medical Supply as VP of Finance and later as a Consultant. During his tenure, Liberator experienced exponential growth from $9.5 million in annual revenue to $81.6 million. Travis worked through financial modeling, investor presentations, and due diligence with the Executive team of Liberator which led to a successful sell of the company to C.R. Bard for $181 million in January 2016. Travis continued working with the new Liberator team to transition the accounting systems and processes to C.R. Bard’s. He continued to lead Liberator’s billing and collections teams until joining Remembrance Group.

Michael Margolies. Mr. Margolies has served as a member of our board of directors since February 2020 and a member of the board of directors of our predecessor, PF Management Services, LLC, since September 2013. Additionally, Mr. Margolies has served as chief executive officer of Littlebanc Advisors, LLC, or Littlebanc, since 2009, where he leverages his extensive expertise and deep professional relationships with many of Wall Street’s most influential professionals to source and finance direct investments. With more than 25 years making principal investments, Mr. Margolies is a respected investment industry veteran. Prior to founding Littlebanc, he founded Avalon Research Group, a highly regarded pioneer of the independent research community. He is also a founding member of Investorside Research Association.

David DeCarlo. Mr. DeCarlo has served as a member of our board of directors since February 2020 and a member of the board of directors of our predecessor, PF Management Services, LLC, since January 2019. Mr. DeCarlo is one of the most accomplished people in the death care industry, having previously joined the board of directors and served as President and Vice Chairman (from 2011 to 2015) of Carriage Services and President at Matthews International (from 1993 to 2005). He brings significant operational and management expertise as well as valuable acquisition sourcing relationships to Remembrance Mr. DeCarlo is now CEO of DeCarlo Solutions Inc. Mr. DeCarlo earned his MBA in Finance, a Masters of Arts in Economics and Statistics and studied towards a Ph.D. in Applied Economics and Finance (all but dissertation) at the Wharton School of Finance and the University of Pennsylvania, as well as a Bachelor of Science degree in Industrial Management from West Virginia University.

Poul LeMasters. Mr. LeMasters has served as a member of our board of directors since February 2020. Poul operates, and is principal of, LeMasters Consulting, located in Cincinnati, Ohio, a consulting business entirely for the deathcare profession. He works with funeral homeowners/funeral directors/embalmers, cemeteries/cemeterains, and cremationists/crematory owners. He assists in areas of legal, compliance, regulatory, litigation, and operational issues. Poul also serves in various roles with national groups such as: Legal Counsel for NCBVA (National Concrete Burial Vault Association), Legal Advisor to CCC (Catholic Cemetery Conference), and General Counsel to ICCFA (International Cemetery, Crematory and Funeral Association).

Paul Rosenberg. Mr. Rosenberg has served as a member of our board of directors since February 2021. Mr. Rosenberg began his professional career in the telecom industry having founded National Telecoin Corp., which he sold in 2007. In addition to his interests in the telecom industry, since 2008, Mr. Rosenberg has been self-employed, in the business of investing in and developing real estate in New Jersey and Pennsylvania as well as on the southeast coast of Florida. Mr. Rosenberg received his bachelor’s degree from Dickinson College, Carlisle, PA in 1986.

Directors and executive officers are elected until their successors are duly elected and qualified. There are no arrangements or understandings known to us pursuant to which any director or executive officer was or is to be selected as a director (or director nominee) or executive officer.

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries.  The management and control of our company is vested in our board of directors which is responsible for the adoption of policy procedures with respect to the business affairs of our company and the approval of certain major decisions. The current members of our board of directors are Dennis L. Smith, Michael Margolies, David DeCarlo, Poul LeMasters, and Paul Rosenberg.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Advisory Board

We intend to establish an Advisory Board to assist us with various matters that impact the business of our company. We anticipate that our advisors will include individuals who possess expertise and expertise in various aspects of our business strategy and the death care industry. Advisors are primarily long-time business colleagues and associates of our company’s senior principals. At this time, there are no contractual relationships between our company and any potential members of our Advisory Board, though we may elect to formalize such arrangements in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2020 and 2019

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities, during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	Total ($)
Dennis L. Smith, Chief Executive Officer and President	2020	192,512	N/A	192,512
	2019	150,000	N/A	150,000

Michael A. Ryan, CPA CMA, Treasurer(1)	2020	90,150	N/A	90,150
	2019	120,000	N/A	120,000

Derrick P. Husmann, Vice President of Operations	2020	120,475	N/A	120,475
	2019	115,000	N/A	115,000

(1)	Mr. Ryan resigned as our Treasurer effective August 31, 2020.

Outstanding Equity Awards

On February 3, 2020, we granted Mr. Smith an equity award of 516,305 shares of our restricted common stock of which 25% vests on the one-year anniversary of the grant date and the remaining 75% thereafter vests pro rata on a monthly basis until the fourth anniversary of the grant date of the equity award.

On February 3, 2020, we granted Mr. Husmann an equity award of 125,007 shares of our restricted common stock of which 25% vests on the one-year anniversary of the grant date and the remaining 75% thereafter vests pro rata on a monthly basis until the fourth anniversary of the grant date of the equity award.

Award grants under our 2020 equity incentive plan are discussed below.

Employment Contracts

On January 1, 2020, we entered into an employment agreement with Dennis L.Smith, pursuant to which Mr. Smith will serve as chief executive officer and president of our company. We agreed to pay Mr. Smith an annual base salary of $175,000. This annual base salary will be increased to $200,000 if we and our wholly owned subsidiaries and operating affiliates collectively generate $1,000,000 of earnings before interest, tax, depreciation, and amortization, or EBITDA, after January 1, 2020 (calculated on a consolidated basis), and such base salary increase will be effective on the first day of the calendar month after the month in which we and our wholly owned subsidiaries and operating affiliates surpass such $1,000,000 threshold. Mr. Smith’s base salary will be reviewed at least annually by our board of directors and may be increased by the board of directors in its discretion; provided, however, that on January 1, 2021 and each January 1 thereafter during Mr. Smith’s employment with us, his annual base salary shall be increased by 5.0%. Mr. Smith is eligible to receive an annual cash bonus in an amount and subject to terms as may be determined by our board of directors in its sole discretion. If this offering is successful, as determined by our board of directors in its sole discretion, we will pay Mr. Smith a one-time cash performance bonus in the amount of $100,000. In addition, we agreed to grant Mr. Smith an award of 516,305 shares of our restricted common stock of which 25% shall vest on the one year anniversary of Mr. Smith’s employment with us and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of Mr. Smith’s employment with us. Mr. Smith will be entitled to fringe benefits and perquisites consistent with those provided to similarly situated executives of our company and following completion of this offering we will pay Mr. Smith up to $1,000 per month for a vehicle. We also agreed to reimburse Mr. Smith for all reasonable and necessary out-of-pocket business expenses and to entitle Mr. Smith to participate in all Company employee benefit plans and programs on a basis no less favorable than provided to similarly situated Company executives. Mr. Smith is also entitled to vacation days in accordance with Company practice and to be covered by our company’s directors and officers insurance policies. We have also agreed to obtain a “key person” life insurance policy in the amount of $5,000,000, assuming we determine that we can afford the policy premiums, which shall remain in place for so long as Mr. Smith is employed under his agreement with us and which shall name our company as loss payee with respect to 80% of the policy’s proceeds and Mr. Smith’s estate or other designee with respect to 20% of the policy’s proceeds. The employment agreement contains customary confidentiality provisions and covenants prohibiting Mr. Smith from competing with us or from soliciting any of our employees, consultants or customers within a radius of 75 miles of any business owned or operated by us or by any of our affiliates for a period ending two years after his employment termination. Mr. Smith may, however, purchase or own, as a passive investor, less than five percent (5%) of the stock of a publicly traded corporation engaged in a competitive business. The initial term of the employment agreement is for three years with one-year automatic extensions, unless either party provides 90 days’ prior written notice of its intention not to extend the term for an additional year. The employment agreement may be terminated by either party at any time for any reason, with at least 30 days advance written notice. If Mr. Smith’s employment is terminated for “cause,” as defined in his employment agreement, Mr. Smith shall be entitled to be paid accrued amounts except that he shall forfeit any earned but unpaid annual bonus. If Mr. Smith’s employment is terminated by us without cause, Mr. Smith shall be entitled to receive, in addition to any accrued amounts, one and one-half times his then monthly base salary amount for an additional eighteen (18) months following his termination, assuming certain post-employment conditions are met.

On January 1, 2020, we entered into an employment agreement with Derrick Husmann, pursuant to which Mr. Husmann will serve as vice president, operations of our company. We agreed to pay Mr. Husmann an annual base salary of $110,000. Mr. Husmann’s base salary will be reviewed at least annually by our board of directors and may be increased by the board of directors in its discretion. In addition, we agreed to grant Mr. Husmann an award of 125,007 shares of our restricted common stock of which 25% shall vest on the one year anniversary of Mr. Husmann’s employment with us and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of Mr. Husmann’s employment with us. We also agreed to reimburse Mr. Husmann for all reasonable and necessary out-of-pocket business expenses and to entitle Mr. Husmann to participate in all Company employee benefit plans and programs on a basis no less favorable than provided to similarly situated Company executives. Mr. Husmann is also entitled to vacation days in accordance with Company practice and to be covered by the Company’s directors and officers insurance policies. The employment agreement contains customary confidentiality provisions and covenants prohibiting Mr. Husmann from competing with us or from soliciting any of our employees, consultants or customers within the United States for a period ending two years after his employment termination. Mr. Husmann may, however, purchase or own, as a passive investor, less than five percent (5%) of the stock of a publicly traded corporation engaged in a competitive business. The initial term of the employment agreement is for one year with one-year automatic extensions, unless either party provides 90 days’ prior written notice of its intention not to extend the term for an additional year. The employment agreement may be terminated by either party at any time for any reason, with at least 30 days advance written notice. If Mr. Husmann’s employment is terminated for “cause,” as defined in his employment agreement, Mr. Husmann shall be entitled to be paid accrued amounts due him. If Mr. Husmann’s employment is terminated by us without cause, Mr. Husmann shall be entitled to receive, in addition to any accrued amounts, an amount equal to 50% his then base salary amount for an additional six (6) months following his termination, assuming certain post-employment conditions are met.

On January 8, 2021, we entered into an employment agreement with Travis J. Brooks pursuant to which we agreed to pay Mr. Brooks a base salary of $150,000 per year, and he will be eligible for an annual bonus in an amount equal to 20% of his base salary then in effect, based on the Board’s and the Chief Executive Officer’s evaluation of his personal performance for the most recently completed fiscal year (weighted 50%) and the Company’s financial performance for the most recently completed fiscal year (weighted 50%), with each metric measured and determined by the Chief Executive Officer or the Board in his or its sole discretion. In addition, we have agreed to grant Mr. Brooks an award under our 2020 Equity Incentive Plan consisting of 250,013 shares of our restricted common stock, which will vest as follows: 25% on the one year anniversary of the employment start date and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the employment start date. Mr. Brooks will also be entitled to paid vacation in accordance with the Company’s vacation policies and, beginning on March 1, 2021, will be eligible to participate in the standard benefits plans offered to similarly situated employees of the Company from time to time, subject to plan terms and our generally applicable policies. Mr. Brooks has been appointed to serve as our Chief Financial Officer for a term of one year, which term shall automatically be extended for successive one year periods unless his employment is terminated in accordance with the terms of the agreement. Either we or Mr. Brooks may terminate the employment at any time for any reason or for no particular reason, provided that a written notice of such termination must be given by the terminating party to the other party at least 30 days in advance. We may also terminate Mr. Brook’s employment at any time for any reason during an initial 90-day probationary period and may also terminate his agreement for cause, as that term is defined in the agreement.

Director Compensation

Our non-employee directors do not currently receive any compensation for their service, but we may adopt a compensation plan for our directors at a future time.

Management Services Agreement

Effective February 1, 2020, we have entered into a management services agreement with Littlebanc, a Florida limited liability company whose managing member is Michael Margolies, one of our directors and our controlling stockholder. Pursuant to the terms of this management services agreement, Littlebanc will perform the following services for the benefit of our company and our subsidiaries and affiliates, subject to the oversight and supervision of our board of directors:

●	identify, evaluate, manage, perform due diligence on, negotiate, and oversee the acquisitions of target businesses and other assets;
●	evaluate, manage, negotiate, and oversee the disposition of all or any part of our property or assets, including dispositions of all or any part of our affiliates or subsidiaries;
●	identify, structure, negotiate, and obtain bank, institutional, and other sources of debt financing;
●	provide advice in connection with the structuring and negotiation of agreements, contracts, documents, and instruments in the ordinary course of business;
●	review the provision of services by our independent accountants;
●	provide such assistance to our counsel and auditors as may be generally required to properly carry on our business and operations;
●	consult with the independent accountants and legal counsel as may be necessary in connection with Littlebanc’s activities;
●	provide advice in connection with any merger, restructuring, recapitalization, share exchange, combination, or change of control transactions;
●	provide management and financial planning, including advice on utilization of assets and financial, managerial, and operational advice;
●	evaluate the financial and operational performance, including monitoring our business and operations; and
●	provide other general business advice.

We will pay Littlebanc an annual management fee, to be paid on a quarterly basis, in an amount equal to the greater of: (i) $150,000; and (ii) 5.00% of the consolidated EBITDA of our company and our subsidiaries and affiliates for the most recently completed fiscal quarter. If we do not timely pay Littlebanc its management fee when due, we will be required to pay interest at the annual rate of 8% per year on any unpaid fee amounts. Additionally, we will reimburse Littlebanc for all costs and expenses it or its affiliates incur in connection with performing their services under the agreement. We have also awarded Littlebanc a restricted stock grant under our 2020 plan in the amount of 1,250,065 shares of our common stock, of which 25% shall vest on the one year anniversary of the effective date of the management services agreement and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the effective date of the management services agreement. Our agreement with Littlebanc will remain effective until (i) it is either terminated by Littlebanc at any time upon 90 days’ prior written notice to us or (ii) we terminate the agreement at any time if a majority of our board of directors and the holders of a majority of our then outstanding common stock vote to terminate the agreement, neither Michael Margolies nor his designated successor is the managing member of Littlebanc, or there is a final court finding that Littlebanc has materially breached the terms of the agreement or acted with gross negligence, willful misconduct, bad faith, reckless disregard for its duties or fraudulently. We have agreed to indemnify Littlebanc and maintain adequate insurance to support any indemnity obligations, and we will not hold Littlebanc liable for any errors of judgment, mistakes of law or losses suffered by us unless Littlebanc has acted with gross negligence, willful misconduct, bad faith, reckless disregard for its duties or fraudulently.

Outstanding Options

As of the date hereof, under our 2020 equity incentive plan we have issued restricted stock awards for an aggregate of 1,016,332 shares of our common stock to our executive officers. We have also issued to Littlebanc a restricted stock award for 1,250,065 shares of our common stock under the terms of our management services agreement with Littlebanc.

Our 2020 Equity Incentive Plan

On February 3, 2020, our board of directors and our stockholders approved the Remembrance Group, Inc. 2020 Equity Incentive Plan, or our 2020 plan. The Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants. The purpose of our 2020 plan is to attract, motivate, and retain directors, employees, and others in a position to affect the financial and operational performance of our company and to recognize contributions made to our company by these persons and to provide them with additional incentive to achieve the objectives of our company. The following is a summary of our 2020 plan.

Administration. Our 2020 plan was administered by our board of directors, unless we establish a committee of the board of directors for this purpose (we refer to the body administering our 2020 plan as the administrator). The administrator will have full authority to select the individuals who will receive awards under our 2020 plan, determine the form and amount of each of the awards to be granted and establish the terms and conditions of awards.

Number of Shares of Common Stock. The number of shares of the common stock that may be issued under our 2020 plan is 2,500,131. Shares issuable under our 2020 plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under our 2020 plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under our 2020 plan. The number of shares of common stock issuable under our 2020 plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of our company or any similar corporate transaction. In each case, the administrator has the discretion to make adjustments it deems necessary to preserve the intended benefits under our 2020 plan. No award granted under our 2020 plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees designated as key employees, including consultants, for purposes of our 2020 plan and all non-employee directors are eligible to receive awards under our 2020 plan.

Awards to Participants. The Plan provides for discretionary awards of stock options, stock awards and stock unit awards to participants. Each award made under our 2020 plan was evidenced by a written award agreement specifying the terms and conditions of the award as determined by the administrator in its sole discretion, consistent with the terms of our 2020 plan.

Stock Options. The administrator has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; provided that the exercise price of each stock option will be the fair market value (as defined in the 2020 Plan) of the common stock on the date on which the option is granted, except that the exercise price per share under a non-qualified stock option may be less than 100% of the fair market value of such shares on the date such option is granted provided that, and only if, the board of directors approves a lower price after consideration of the application of Section 409A of the internal revenue code, each option will expire no later than ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. It is intended that stock options qualify as “performance-based compensation” under Section 162(m) of the internal revenue code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

In addition, an incentive stock option granted to a key employee is subject to the following rules: (i) the aggregate fair market value (determined at the time the option is granted) of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a key employee during any calendar year (under all incentive stock option plans of our company and its subsidiaries) cannot exceed $100,000, and if this limitation is exceeded, that portion of the incentive stock option that does not exceed the applicable dollar limit will be an incentive stock option and the remainder will be a non-qualified stock option; (ii) if an incentive stock option is granted to a key employee who owns stock possessing more than 10% of the total combined voting power of all class of stock of our company, the exercise price of the incentive stock option will be 110% of the fair market value of the common stock on the date of grant and the incentive stock option will expire no later than five years from the date of grant; and (iii) no incentive stock option can be granted after ten years from the date our 2020 plan was adopted.

Stock Awards. The administrator has the discretion to grant stock awards to participants. Stock awards will consist of shares of common stock granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the administrator. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the administrator in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse.

Stock Units. The administrator has the discretion to grant stock unit awards to participants. Each stock unit entitles the participant to receive, on a specified date or event set forth in the award agreement, one share of common stock or cash equal to the fair market value of one share on such date or event, as provided in the award agreement. The number of stock units awarded to each participant, and the terms and conditions of the award, will be at the discretion of the administrator. Unless otherwise specified in the award agreement, a participant will not be a shareholder with respect to the stock units awarded to him prior to the date they are settled in shares of common stock. The award agreement may provide that until the restrictions on the stock units lapse, the participant will be paid an amount equal to the dividends that would have been paid had the stock units been actual shares; provided that dividend equivalents otherwise payable on any performance-based stock units will be held by us and paid only to the extent the restrictions lapse, and the administrator in its discretion can accumulate and hold such amounts payable on any other stock units until the restrictions on the stock units lapse.

Payment for Stock Options and Withholding Taxes. The administrator may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold shares of common stock otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired shares of common stock that are acceptable to the administrator and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Provisions Relating to a “Change in Control” of our Company. Notwithstanding any other provision of our 2020 plan or any award agreement, in the event of a “Change in Control” of our company, the administrator has the discretion to provide that all outstanding awards will become fully exercisable, all restrictions applicable to all awards will terminate or lapse, and performance goals applicable to any stock awards will be deemed satisfied at the highest target level. In addition, upon such Change in Control, the administrator has sole discretion to provide for the purchase of any outstanding stock option for cash equal to the difference between the exercise price and the then fair market value of the common stock subject to the option had the option been currently exercisable, make such adjustment to any award then outstanding as the administrator deems appropriate to reflect such Change in Control and cause any such award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

Effect of Termination of Employment; Company Repurchase Right. The right to exercise an option (to the extent that it is vested) following termination of a participant’s employment or service with our company will expire thirty (30) days following the termination of employment or service, except (i) to the extent any longer period is permitted under the rules of section 422 of the internal revenue code with respect to a participant’s death or disability, and (ii) if a participant’s employment or service with our company is terminated for cause, as that term is defined in our 2020 plan, then, immediately upon the termination of the participant’s employment or service with us, all vested and unvested awards granted to participant shall be immediately forfeited and automatically terminate. With respect to an award of our restricted common stock, upon a death or disability, all of the shares of restricted common stock subject to an award shall become immediately vested. Upon the termination of a participant’s employment or service with our company for any reason, we will have the right, but not the obligation, until the first anniversary of the termination of the participant’s employment or service to repurchase some or all of the vested shares and/or the vested options from the participant, the participant’s estate (in the case of the participant’s death), or any permitted transferee of such vested shares and/or vested options. When exercising this right, we shall pay the participant an amount per share equal to the lesser of (i) the price per share paid by the participant for such shares and (ii) the lesser of the fair market value of the shares as of the date of termination of the participant’s employment with us and the date we exercise the repurchase right.

Amendment of Award Agreements; Amendment and Termination of our 2020 plan; Term of our 2020 plan. The administrator may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule.

The Board may terminate, suspend or amend our 2020 plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed.

Notwithstanding the foregoing, neither our 2020 plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of our company or similar events.)

No awards may be granted under our 2020 plan on or after the tenth anniversary of the effective date of our 2020 plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common as of May 20, 2020 by (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each person who is known by us to beneficially own more than 10% of our common stock. Unless otherwise specified, the address of each of the persons set forth below is in care of our company, 365 5th Ave, Ste 201, Naples, FL 34102.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Dennis L. Smith(3), chief executive officer, president and director	common stock	916,618	8.65%
Travis J. Brooks(4), chief financial officer	-	-	-
Michael Margolies(5), director	-	8,275,061	78.13%
David DeCarlo, director	common stock	84,432	*
Poul LeMasters, director	-	-	-
Paul Rosenberg, director(6)	-	2,767,857	20.72%
All officers and directors as a group (6 persons named above)	common stock	12,043,968	90.15%

Troy Centazzo 513 28th Ave., Venice, CA 90291	common stock	1,200,000	11.33%
David P. Nolan(7) 105 East 80th Street, New York, NY, 10021	-	2,349,330	18.15%
Roserem LLC(8) 102 NE 2nd Street, 305, Baco Raton, FL 33432	-	2,232,143	17.41%
Davos Partners, LP(9) 105 East 80th Street, New York, NY, 10021	-	937,500	8.13%
Davos Fixed Income, LLC(10) 105 East 80th Street, New York, NY, 10021	-	630,580	5.62%
David P. Nolan Foundation(11) 105 East 80th Street, New York, NY, 10021	-	781,250	6.87%
LB Merchant PFMG(12) 455 NE 5th Ave., D-337 Delray Beach, FL 33483	common stock	3,090,315	29.18%
LB Merchant PFMG-2(13) 455 NE 5th Ave., D-337 Delray Beach, FL 33483	common stock	4,742,015	44.77%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Except as set forth below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the common stock.

(2)	A total of 10,591,577 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of May 20, 2021. For each beneficial owner above, any rights to acquire beneficial ownership of our common stock within 60 days have been included in the numerator and the denominator for that beneficial owner individually.

(3)	Consists of 895,105 shares of our common stock owned directly and 21,513 shares of our restricted common vesting within 60 days. Does not include 333,447 shares of restricted common stock granted in 2020 pursuant to an employment agreement, none of which will vest within 60 days.

(4)	Does not include 250,013 shares of our restricted common stock that were granted in 2021 pursuant to an employment agreement, none of which will vest within 60 days.

(5)	Consists of 3,090,315 shares of our common stock owned by LB Merchant PFMG, LLC and 4,742,015 shares of our common stock owned by LB Merchant PFMG-2, LLC. As President of LB Merchant PFMG, LLC and LB Merchant PFMG-2, LLC, Mr. Margolies has sole voting and dispositive control over these shares of our common stock and may be deemed to be the beneficial owner of such shares. Mr. Margolies disclaims beneficial ownership of these shares. Includes 442,731 shares of common stock granted to Littlebanc Advisors, LLC in 2020 pursuant to a management services agreement; does not include 807,334 shares of restricted common stock granted to Littlebanc Advisors, LLC in 2020 pursuant to a management services agreement, none of which will vest within 60 days. Mr. Margolies is the Managing Member of Littlebanc Advisors, LLC.

(6)	Consists of 428,571 shares of our Convertible Series B Preferred Stock convertible into 428,571 shares of our common stock and exercisable warrants to purchase 107,143 shares of our common stock at an exercise price of $1.12. per share. Includes 1,785,714 shares of our Convertible Series B Preferred Stock owned by Roserem, LLC that are convertible into 1,785,714 shares of our common stock. Includes warrants owned by Roserem, LLC to purchase 446,429 shares of our common stock at an exercise price of $1.12 per share. Mr. Rosenberg has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Roserem, LLC and may be deemed to be the beneficial owner of such shares.

(7)	Includes 750,000 shares of our Convertible Series B Preferred Stock owned by Davos Partners, LP that are convertible into 750,000 shares of our common stock. Includes warrants owned by Davos Partners, LP to purchase 187,500 shares of our common stock at an exercise price of $1.12 per share. Includes 504,464 shares of our Convertible Series B Preferred Stock owned by Davos Fixed Income, LLC that are convertible into 504,464 shares of our common stock. Includes warrants owned by Davos Fixed Income, LLC to purchase 126,116 shares of our common stock at an exercise price of $1.12 per share. Includes 625,000 shares of our Convertible Series B Preferred Stock owned by the David P. Nolan Foundation that are convertible into 625,000 shares of our common stock. Includes warrants owned by the David P. Nolan Foundation to purchase 156,250 shares of our common stock at an exercise price of $1.12 per share. Mr. Nolan has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Davos Partners, LP, Davos Fixed Income, LLC, and the David P. Nolan Foundation and may be deemed to be the beneficial owner of such shares.

(8)	Consists of 1,785,714 shares of our Convertible Series B Preferred Stock owned by Roserem, LLC that are convertible into 1,785,714 shares of our common stock. Includes warrants owned by Roserem, LLC to purchase 446,429 shares of our common stock at an exercise price of $1.12 per share. Mr. Rosenberg has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Roserem, LLC and may be deemed to be the beneficial owner of such shares.

(9)	Includes 750,000 shares of our Convertible Series B Preferred Stock owned by Davos Partners, LP that are convertible into 750,000 shares of our common stock. Includes warrants owned by Davos Partners, LP to purchase 187,500 shares of our common stock at an exercise price of $1.12 per share. Mr. Nolan has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Davos Partners, LP and may be deemed to be the beneficial owner of such shares.

(10)	Includes 504,464 shares of our Convertible Series B Preferred Stock owned by Davos Fixed Income, LLC that are convertible into 504,464 shares of our common stock. Includes warrants owned by Davos Fixed Income, LLC to purchase 126,116 shares of our common stock at an exercise price of $1.12 per share. Mr. Nolan has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Davos Fixed Income, LLC and may be deemed to be the beneficial owner of such shares.

(11)	Includes 625,000 shares of our Convertible Series B Preferred Stock owned by the David P. Nolan Foundation that are convertible into 625,000 shares of our common stock. Includes warrants owned by the David P. Nolan Foundation to purchase 156,250 shares of our common stock at an exercise price of $1.12 per share. Mr. Nolan has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by the David P. Nolan Foundation and may be deemed to be the beneficial owner of such shares.

(12)	As President of LB Merchant PFMG, LLC, Mr. Margolies has sole voting and dispositive control over these shares of our common stock and may be deemed to be the beneficial owner of such shares.

(13)	As President of LB Merchant PFMG-2, LLC, Mr. Margolies has sole voting and dispositive control over these shares of our common stock and may be deemed to be the beneficial owner of such shares.

We do not currently have any arrangements which if consummated would result in a change of control of our company.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2019 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Certain shareholders of and investors in our company provide professional services to our company on terms that have not been bargained for at arms’ length and that have not been put on the market for competitive bidding. If an investor chooses to invest in the series A preferred stock, the investor should be prepared to entrust our company to handle these potential conflicts of interest in a fair and ethical manner without further oversight by the investors or any other independent party. For example, our company has contracted and may contract with entities, such as Littlebanc or with its employees or contractors, to provide various consulting or other professional services to our company or its affiliates. Shareholders of and investors in our company are affiliated with these firms and may personally benefit from these arrangements. In evaluating whether to invest in the series A preferred stock, an investor should consider the fact that the financial interests between the entities may be significant and are in addition to the interests of our company, and thus the interests of the parties and that of the investor may not always be aligned.

Effective February 1, 2020, we have entered into a management services agreement with Littlebanc, a Florida limited liability company whose managing member is Michael Margolies. Mr. Margolies is also a director of our company and the controlling stockholder. Pursuant to the terms of this management services agreement, we will pay Littlebanc an annual management fee, to be paid on a quarterly basis, in an amount equal to the greater of: (i) $150,000; and (ii) 5.00% of the consolidated EBITDA of our company and our subsidiaries and affiliates for the most recently completed fiscal quarter. Additionally, Littlebanc will be reimbursed for all costs and expenses it or its affiliates incur in connection with performing their services under the agreement. We have also awarded Littlebanc a restricted stock grant under our 2020 plan in the amount of 1,250,065 shares of our common stock, of which 25% shall vest on the one year anniversary of the effective date of the management services agreement and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the effective date of the management services agreement.

In connection with the ongoing Regulation A offering of our series A redeemable preferred stock, on May 20, 2020, Digital Offering LLC, the managing broker-dealer of this offering, entered into a participating dealer agreement with Wilmington Capital Securities, LLC, or Wilmington, a FINRA member and SEC registered broker dealer. Subject to the terms of its agreement with the managing broker-dealer, Wilmington will participate in this offering as a “Dealer” solicitating persons acceptable to us to participate in the offering and will receive a selling commission in an amount up to 6% of the purchase price of the series A redeemable preferred shares sold by it. This amount may be reduced to a lower rate to the extent the managing broker-dealer negotiates a lower rate with Wilmington. Expenses incurred in the performance of Wilmington’s obligations will not be reimbursed. Michael Margolies, one of our directors, is a registered representative of Wilmington and may receive a portion of any commission payable by us to Wilmington in connection with this offering.

As part of $3 million of Series B Convertible Preferred Stock sold in November 2020, we paid $180,000 to Wilmington Capital Securities, LLC, an SEC registered and FINRA member broker-dealer, that acted as placement agent with respect to the raise. Michael Margolies, one of our directors and our controlling stockholder, is a registered representative of Wilmington.

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of the classes of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and our bylaws which have been filed as exhibits to the offering statement of which this offering circular is a part.

Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of Preferred Stock, par value of $0.0001 per share. The Company has designated 1,200,000 shares of the authorized preferred stock as Series A Redeemable Preferred Stock and 4,500,000 shares of the authorized preferred stock as Series B Convertible Preferred Stock.

As of May 20, 2021, there were 10,591,577 shares of our common stock, 135,070 shares of our Series A Redeemable Preferred Stock, and 4,361,606 shares of Series B Convertible Preferred Stock issued and outstanding.

Convertible Notes

In March and October 2019, the Company issued $1,100,000 and $500,000, respectively of unsecured Subordinated Convertible Notes pursuant to note purchase agreements (the “Note Purchase Agreements”). Interest accrued on the principal balance of each Note at a simple rate of 12% per annum. The principal and unpaid accrued interest on each Note then outstanding was due and payable upon demand by the holders of a majority-in-interest of the aggregate principal amount of the Notes (the “Requisite Noteholders”) on or after the date (the “Maturity Date”) that was 24 months following the date of the Initial Closing.

The Subordinated Convertible Notes were subject to (i) automatic conversion into equity securities issued in the Company’s next equity financing (the “Next Equity Financing”) issued and sold at the close of the Company’s next equity financing yielding gross proceeds of at least $5,000,000 in a single transaction or a series of related transactions (which, for the avoidance of doubt, shall exclude the aggregate principal amount of the Notes converted); or (ii) at the Purchaser’s option, in the event of (a) a sale by the Company of all or substantially all of its assets, (b) a merger of the Company with or into another entity (if after such merger the holders of a majority of the Company’s voting security immediately prior to the transaction do not hold a majority of the voting securities of the successor entity), or (c) the transfer of more than 50% of the Company’s voting securities to a person or group; and (iii) at the Requisite Noteholders’ option, on or after the Maturity Date while such Note remains outstanding, into the Company’s Common Units ( a “Maturity Conversion”).

In the event of the Next Equity Financing, the outstanding principal and accrued interest was to automatically convert into a number of unregistered shares of equity securities, equal to the outstanding principal and accrued interest at such closing date divided by the applicable conversion price (the “Conversion Price”). The Conversion Price was determined (i) with respect to a Next Equity Financing Conversion, the lesser of: (a) the price that is 40% (the “Discount”) less than the lowest price per unit of the membership units sold in the Next Equity Financing; and (b) the quotient resulting from dividing $3,000,000 (the “Valuation Cap”) by the Company’s fully diluted capitalization immediately prior to closing of the Next Equity Financing; (ii) with respect to a Corporate Transaction Conversion, the quotient resulting from dividing the Valuation Cap by the Company’s fully diluted capitalization immediately prior to the closing of the Corporate Transition; and (iii) with respect to a Maturity Conversion, the quotient resulting from dividing the Valuation Cap by the Company’s fully diluted capitalization immediately prior to the Maturity Conversion.

In November 2020, the noteholders elected to convert $1,600,000 of Subordinated Convertible Notes and accrued interest of $284,999 into 1,683,035 shares of the Company’s convertible Series B preferred stock at a conversion price of $1.12 per share and warrants to purchase 420,759 shares of the Company’s common stock at an exercise price of $1.12 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights.  Subject to the rights of holders of any then outstanding shares of our Preferred Stock, our common stockholders are entitled to any dividends that may be declared by our board.  Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our Preferred Stock then outstanding.  Holders of our common stock have no preemptive rights to purchase shares of our stock.  The shares of our common stock are not subject to any redemption provisions.   The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our Preferred Stock currently outstanding or that we may issue in the future.

Preferred Stock

Prior to the initial closing of this offering, we filed an amended and restated certificate of incorporation with the Delaware Secretary of State that authorizes the board of directors to issue, from time to time, without stockholder approval, up to 5,000,000 shares of preferred stock. In November 2020, we increased the authorized number of shares of the Company’s preferred stock, $0.0001 par value per share, from 5,000,000 to 10,000,000 shares. Our board may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

One of the effects of undesignated Preferred stock may be to enable our board to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things: restricting dividends on the common stock; diluting the voting power of the common stock; impairing the liquidation rights of the common stock; or delaying or preventing a change in control without further action by the stockholders.

Series A Redeemable Preferred Stock

The amended and restated certificate of incorporation that we filed with the Delaware Secretary of State prior to the initial closing of this offering established our series A preferred stock. Of the 10,000,000 shares of preferred stock to be authorized, we designated a total of 1,200,000 shares of preferred stock as “Series A Cumulative Redeemable Preferred Stock,” or the series A preferred stock. Our series A preferred stock will have the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Ranking. The series A preferred stock will rank, as to dividend rights and rights upon our liquidation, dissolution, or winding up, senior to our common stock. The terms of the series A preferred stock will not limit our ability to (i) incur indebtedness or (ii) issue additional equity securities that are equal or junior in rank to the shares of our series A preferred stock as to distribution rights and rights upon our liquidation, dissolution or winding up.

Dividend Rate and Payment Dates. Dividends on the series A preferred stock being offered will be cumulative and payable quarterly in arrears to all holders of record on the applicable record date. Holders of our series A preferred stock will be entitled to receive cumulative dividends in the amount of $0.175 per share each quarter, which is equivalent to the annual rate of 7% of the $10.00 original per share purchase price; provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when requested by a holder), such amount shall be increased to $0.25 per quarter, which is equivalent to the annual rate of 10% of the $10.00 original per share purchase price. Dividends on shares of our series A preferred stock will continue to accrue even if any of our agreements prohibit the current payment of dividends or we do not have earnings.

Liquidation Preference. The liquidation preference for each share of our series A preferred stock will be $15.00, or 150% of the original per share purchase price. Upon a liquidation, dissolution or winding up of our company, holders of shares of our series A preferred stock will be entitled to receive the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends (whether or not declared) to, but not including, the date of payment with respect to such shares.

Company Call and Stockholder Put Options. Commencing immediately after the initial closing of this offering and continuing indefinitely thereafter, we shall have a right to call for redemption all or any portion of the outstanding shares of our series A preferred stock at a call price equal to 150% of the original issue price of our series A preferred stock. Commencing on the fifth anniversary of the initial closing of this offering, each holder of shares of our series A preferred stock shall have a right to put all (but not less than all) of the shares of series A preferred stock held by such holder back to us at a put price equal to 150% of the original issue purchase price of such shares.

Further Issuances. The shares of our series A preferred stock have no maturity date, and we will not be required to redeem shares of our series A preferred stock at any time except as otherwise described above under the caption “Company Call and Stockholder Put Options.” Accordingly, the shares of our series A preferred stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our call right or, the holder of the series A preferred stock exercises his put right.

Voting Rights. We may not authorize or issue any class or series of equity securities ranking senior to the series A preferred stock as to dividends or distributions upon liquidation (including securities convertible into or exchangeable for any such senior securities) or amend our certificate of incorporation (whether by merger, consolidation, or otherwise) to materially and adversely change the terms of the series A preferred stock without the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter by holders of our outstanding shares of series A preferred stock, voting together as a class. Otherwise, holders of the shares of our series A preferred stock will not have any voting rights.

No Conversion Right. The series A preferred stock will not be convertible into shares of our common stock.

Series B Convertible Preferred Stock

The amended and restated certificate of incorporation that we filed with the Delaware Secretary of State prior to the initial closing of this offering established our series A preferred stock. Of the 10,000,000 shares of preferred stock to be authorized, we designated a total of 4,500,000 shares of preferred stock as “Series B Convertible Preferred Stock,” or the series B preferred stock. Our series B preferred stock will have the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Ranking. The Series B Convertible Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Company, rank senior to the Common Stock and the Series A Redeemable Preferred Stock.

Conversion Rights. Each share of Series B Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of the Series B shares plus accrued, but unpaid, dividends thereon by the conversion price in effect at the time of conversion. The conversion price for the Series B Convertible Preferred Stock shall initially be equal to $1.12, which shall be subject to adjustment for any stock splits, stock combinations, stock dividend, recapitalization or similar transaction.

Dividend Rate and Payment Dates. From and after the date that is six months after the Company issues a share of Series B Convertible Preferred Stock, cumulative dividends on such share shall begin to accrue, whether or not declared by the Company’s Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 12.00% per annum on the sum of $1.12, the original issue price. One-third (1/3) of the Series B Preferred Dividend (i.e., four percent (4%)) shall be payable in cash on a quarterly basis. The remaining two-thirds (2/3) of the Series B Preferred Dividend (i.e., eight percent (8%)) shall accrue until the Series B Convertible Preferred Stock is converted into Common Stock of the Company and, at such time, shall also be converted into Common Stock of the Company. All accrued dividends on any share of Series B Convertible Preferred Stock to be paid in cash shall be paid only when, as, and if declared by the Board of Directors out of funds legally available therefor, or upon a liquidation or redemption of the share of Series B Convertible Preferred Stock in accordance with the provisions defined in the Company’s Certificate of Incorporation for the Series B Convertible Preferred Stock. To the extent Series B dividends are not paid on a share of Series B Convertible Preferred Stock on March 15, June 15, September 15, and December 15 of each calendar year beginning after the six month anniversary of the Series B date of issuance, all accrued and unpaid dividends on such share of Series B Convertible Preferred Stock shall accumulate and compound on the applicable Series B dividend payment date, whether or not declared by the Company’s Board of Directors, and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and unpaid dividends on the shares of Series B Convertible Preferred Stock shall be senior to any dividend on any shares of Series A Redeemable Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock.

Voting Rights. The holders of shares of Series B Convertible Preferred Stock shall not be entitled to vote with respect to their shares of Series B Convertible Preferred Stock on any matter except as required by Delaware law; provided, however, that the consent of the holders of a majority of the then outstanding Series B Convertible Preferred Stock shall be required to (a) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock; (b) amend this Restated Certificate in any manner that adversely affects any rights of the holder of shares of Series B Convertible Preferred Stock; (c) increase the number of authorized shares of Series B Convertible Preferred Stock; (d) other than the issuance, authorization, or creation of any preferred stock of the Company in connection with any stockholder rights plan that may be adopted by the Company, issue, create, or authorize the creation or issuance of, any class or series of capital stock of the Company (or any security convertible into or exercisable for any class or series of capital stock of the Company) that are Senior Securities; (e) increase the number of authorized shares of Senior Securities or authorize the issuance of or issue any shares of Senior Securities; or (f) agree or commit to do any of the foregoing.

Redemption Rights. At any time after the last day of the 42nd month following the date of issuance of the first share of Series B Convertible Preferred Stock issued by the Company, the Company shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series B Convertible Preferred Stock for a price per share equal to original issue price, $1.12 per share, of each such share of Series B Convertible Preferred Stock, plus all accrued and unpaid dividends on such share, whether or not declared.

Mandatory Conversion. Upon the occurrence of any of the following events (each a “Mandatory Conversion Event”) (a) the closing of a Qualified Financing (as defined below), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Convertible Preferred Stock, then (i) all outstanding shares of Series B Convertible Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate. A “Qualified Financing” shall mean any transaction involving the issuance or sale of Common Stock that would result in at least $20,000,000 in gross proceeds to the Company.

Warrants

Warrants Outstanding

In November 2020, the holders of Subordinated Convertible Notes elected to convert $1,600,000 of outstanding notes and accrued interest of $284,999 into 1,683,035 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, at a conversion price of $1.12 per share and warrants to purchase 420,759 shares of the Company’s common stock at an exercise price of $1.12 per share.

In November 2020, the Company issued 2,678,571 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, at a purchase price of $1.12 per share and warrants to purchase 669,643 shares of the Company’s common stock at an exercise price of $1.12 per share.

As of May 20, 2021, there were warrants outstanding to purchase 1,090,402 shares of our common stock at an exercise price of $1.12 per share. The warrants expire in at various dates in November 2025.

Anti-takeover Provisions

Delaware has enacted the following legislation that may deter or frustrate takeovers of Delaware corporations, such as our company:

Section 203 of the Delaware General Corporation Law. Section 203 provides, with some exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of the person, who is an “interested stockholder” for a period of three years from the date that the person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation, and shares held by some employee stock ownership plans; or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An “interested stockholder” is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder.

In the amended and restated certificate of incorporation that we will file with the Delaware Secretary of State prior to the initial closing of this offering, we will indicate that we are opting not to be governed by or subject to Section 203 of the Delaware General Corporation Law.

Authorized but Unissued Stock

The authorized but unissued shares of our common stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offering to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our Board to issue shares of stock to persons friendly to existing management, which may deter or frustrate a takeover of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our capital stock is Colonial Stock Transfer Company, Inc. with an address of 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111. Their phone number is 801-355-5740.

UNDERWRITING

Engagement Agreement with Digital Offering

We are currently party to an engagement agreement with Digital Offering LLC, who we refer to as the underwriter. The underwriter has agreed to act as our managing broker-dealer for the offering. The underwriter has made no commitment to purchase all or any part of the shares of series A preferred stock being offered but has agreed to use its best efforts to sell such shares in the offering.

The term of the engagement agreement began on February 13, 2020 and will continue until the earlier to occur of: (i) the final closing and termination of this offering and (ii) ten (10) business days after either party gives the other written notice of termination.

The engagement agreement provides that the underwriter may ask other FINRA member broker-dealers that are registered with the SEC to participate as soliciting dealers for this offering. We refer to these other broker-dealers as soliciting dealers. Upon appointment of any such soliciting dealer, the underwriter is permitted to re-allow all or part of its fees and expense allowance as described below. Such soliciting dealer is also automatically entitled to receive the benefits of our engagement agreement with the underwriter, including the indemnification rights arising under the engagement agreement upon their execution of a soliciting dealer agreement with the underwriter that confirms that such soliciting dealer is so entitled. We will not be responsible for paying any placement agency fees, commissions or expense reimbursements to any soliciting dealers retained by the underwriter.

None of the soliciting dealers are purchasing any of the shares of series A preferred stock in this offering and are not required to sell any specific number or dollar amount of shares of series A preferred stock, but will instead arrange for the sale of securities to investors on a “best efforts” basis, meaning that they need only use their best efforts to sell the securities.

Underwriter Compensation

Cash Commission

We will pay the underwriter concurrently with each closing of the offering a cash placement fee equal to 7% of the gross proceeds of such closing.

Underwriter Warrants

On the date of each closing of the offering, we will issue to the underwriter warrants to purchase a number of shares of the series A preferred stock equal to the quotient of two percent (2%) of the of the dollar amount of shares sold at such closing divided by the price per share paid by investors for the shares sold at such closing. The underwriter warrants will be exercisable for five years from the effective date of the closing in which they were issued at an exercise price equal to the offering price of the shares in this offering. The underwriter’s warrants will provide for customary demand and “piggyback” registration rights. The underwriter’s warrants will provide for adjustment in the number and exercise price of such warrants (and the shares of series A preferred stock underlying such warrants) in the event of recapitalization, merger or other fundamental transaction. The underwriter’s warrants and the shares of series A preferred stock issuable upon the exercise of the underwriter’s warrants have been deemed compensation by FINRA and are therefore subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), none of such securities may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the qualification date of the Form 1-A of which this offering circular is a part or commencement of sales of the offering pursuant to which the underwriter’s warrants are being issued, except the transfer of any security:

●	by operation of law or by reason of our reorganization;
●	to any FINRA member firm participating in this Offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;
●	if the aggregate amount of our securities held by either an underwriter or a related person does not exceed 1% of the securities being offered;
●	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or
●	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

In addition, in accordance with FINRA Rule 5110(f)(2)(G), the Underwriter’s warrants may not contain certain terms.

Underwriter Expenses

We will be responsible for paying or reimbursing the underwriter for all of its reasonable documented out-of-pocket expenses related to the offering including, without limitation, the underwriter’s legal expenses, cost of background checks and independent third party due diligence reports on our company, travel expenses, photocopying, and courier services subject to a cap of $30,000.

Retainer Amount

Upon entering into the engagement agreement with the underwriter, we paid the underwriter a $15,000 retainer, which was used by the underwriter for the payment of the legal and other expenses described above. The retainer amount will be set off against and credited toward the expenses described above. Any unused portion of the retainer amount will be returned to us if the offering is terminated for any reason.

Right to Bid

We agreed with the underwriter that if, but only if, the offering generates gross proceeds to us of $12 million that we will provide the underwriter with the right to bid for six months from the date of the consummation of the offering to act as financial advisor or to act as joint financial advisor on at least equal economic terms on any offering of debt or equity securities. Any engagement of the underwriter in a future offering would be on terms mutually agreed upon.

Company Expenses

We are responsible for all our own costs and expenses relating to the offering, including, without limitation:

●	all filing fees and communication expenses relating to the qualification of the securities to be sold in the offering with the SEC and the filing of the offering materials with the FINRA under FINRA Rule 5110,
●	the My IPO investor platform is paperless, should we want paper offering documents, the costs of all mailing and printing of the offering documents, the offering statement, the offering circular and all amendments, supplements and exhibits thereto and as many preliminary and final offering circulars as the underwriter and we may reasonably deem necessary,
●	the costs of preparing, electronically delivering certificates representing shares of series A preferred stock sold in the offering,
●	the costs and expenses of the transfer agent for the series A preferred stock, and
●	the costs and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives.

We estimate the expenses of this offering payable by us, not including commissions, will be approximately $190,000 if the maximum amount is raised in this offering, which includes the underwriter expense reimbursement of up to $30,000 and one-half of the $120,000 processing fee payable to the clearing broker, or $60,000, but excludes any commissions attributable to the sale of shares of our series A preferred stock in the offering.

Purchase of Securities by Our Officers and Directors

Our officers and directors and affiliates of our officers and directors are permitted to purchase shares in the offering. Any such purchases shall be conducted in compliance with the applicable provisions of Regulation M.

Pricing of the Offering

Prior to the offering, our capital stock was not eligible for quotation in a public market. The offering price for our series A preferred stock was determined by negotiation between us and the underwriter. The principal factors considered in determining the terms of our shares of series A preferred stock and the offering price include:

●	the information set forth in this offering circular and otherwise available to the underwriter;
●	our history and prospects and the history of and prospects for the industry in which we compete;
●	our past and present financial performance;
●	our prospects for future earnings and the present state of our development;
●	the general condition of the securities markets at the time of this offering;
●	the recent market prices of, and demand for, publicly traded capital stock of generally comparable companies; and
●	other factors deemed relevant by our underwriter and us.

Indemnification and Control

We have agreed to indemnify the underwriter and soliciting dealers against liabilities relating to the offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in our engagement agreement with the underwriter or agreements with soliciting dealers, and to contribute to payments that the soliciting dealers may be required to make for these liabilities.

The underwriter and the soliciting dealers and their respective affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and the soliciting dealers and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Our Relationship with the Underwriter and Soliciting Dealers

In the ordinary course of their various business activities, the underwriter and soliciting dealers and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our company. The underwriter and soliciting dealers and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offering Period and Expiration Date

This offering will start on or after the date that the offering statement is qualified by the SEC and will terminate at the earlier of: (1) the date at which the maximum amount of offered shares of series A preferred stock have been sold, (2) the date which is 180 days after this offering is qualified by the SEC, subject to an extension of up to an additional 180 days at the discretion of our company and the underwriter, or (3) the date on which this offering is earlier terminated by us in our sole discretion. We refer to the duration of this offering as described above as the offering period.

Investment Procedures

Subscription Procedures for Cambria Capital, My IPO and Cambria Capital’s Clearing Firm

Cambria Capital is an SEC registered broker-dealer and member of FINRA and SIPC. Cambria Capital has been appointed by us and Digital Offering, our managing broker-dealer, as a soliciting dealer for this offering. Cambria Capital operates the My IPO platform as a separate unincorporated business division. Cambria Capital’s clearing firm, who we refer to as the Clearing Firm, is an SEC registered broker-dealer and member of FINRA and SIPC and is authorized to act as a clearing broker-dealer. Cambria Capital and its My IPO division clear through the Clearing Firm as do other broker-dealers who may participate in this offering. We refer to such other broker-dealers that clear through the Clearing Firm and who may participate in this offering as Other Broker-Dealers.

Prospective investors investing through Cambria Capital, My IPO or Other Broker-Dealers will acquire shares of our series A preferred stock through book-entry order by opening an account with Cambria Capital, My IPO, or an Other Broker-Dealer, or by utilizing an existing Cambria Capital account, My IPO account or account with an Other Broker-Dealer. In each such case, the account will be an account owned by the investor and held at the Clearing Firm, as the clearing firm for the exclusive benefit of such investor. The investor will also be required to complete and submit a subscription agreement. Subscriptions for shares of series A preferred stock acquired through an account at Cambria Capital, My IPO or an Other Broker-Dealer are all processed online.

Our transfer agent is Colonial Stock Transfer Company, Inc. Our transfer agent will record and maintain records of the shares of series A preferred stock issued of record by us, including shares issued of record to the Depositary Trust Corporation, which we refer to as the DTC, or its nominee, Cede & Co., for the benefit of broker-dealers, including the Clearing Firm. The Clearing Firm, as the clearing firm, will maintain the individual shareholder beneficial records for accounts at Cambria Capital, My IPO or Other Broker-Dealers.

The process for investing through Cambria Capital, My IPO or through Other Broker-Dealers will work in the following manner. The Clearing Firm will enter into a custody agreement with us pursuant to which we will issue uncertificated securities to be held at the Clearing Firm, and the shares of series A preferred stock held at the Clearing Firm will be reflected as an omnibus position on our records and the transfer agent’s records in the name of the Clearing Firm, for the exclusive benefit of customers. We will open a brokerage account with the Clearing Firm and the Clearing Firm will hold the shares of series A preferred stock to be sold in the offering in book-entry form in our company’s Clearing Firm account. When the shares of series A preferred stock are sold, the Clearing Firm maintains a record of each investor’s ownership interest in those securities. Under an SEC no-action letter provided to the Clearing Firm in January 2015, the Clearing Firm is allowed to treat the issuer as a good control location pursuant to Exchange Act Rule 15c3-3(c)(7) under these circumstances. The customer’s funds will not be transferred into a separate account awaiting the initial closing, or any other closing, but will remain in the customer’s account at the Clearing Firm pending instructions to release funds to us if and when we determine to have a closing. The customer will authorize Digital Offering, through its signing of the subscription agreement to release its subscription funds to us from its account at the Clearing Firm. We intend to apply for DTC eligibility of our shares and if our shares gain DTC eligibility then the shares held in the Clearing Firm accounts will be included in the position of DTC or its nominee, Cede & Co., on the records of our transfer agent.

In order to subscribe to purchase the shares of series A preferred stock through Cambria Capital, My IPO or through an Other Broker-Dealer, a prospective investor must electronically complete and execute a subscription agreement and provide payment using the procedures indicated below. When submitting the subscription request through Cambria Capital, My IPO or an Other Broker-Dealer, a prospective investor is required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents. We will not accept any subscription agreements prior to the SEC’s qualification of this offering.

The funds that will be used by an investor purchasing through Cambria Capital, My IPO or an Other Broker-Dealer that clears through the Clearing Firm to purchase the securities are deposited by the investor at the time of the investor’s execution of the subscription agreement into a brokerage account at the Clearing Firm, which will be owned by the investor. The funds for the investor's account held at the Clearing Firm can be provided by check, wire, Automated Clearing House, or ACH, push, ACH pull, direct deposit, Automated Customer Account Transfer Service, or ACATS, or non-ACATS transfer. Under an SEC no-action letter provided to the Clearing Firm in July 2015, the funds will remain in the customer’s account after they are deposited and until we determine to have a closing, the prospective investor’s offer is cancelled, or this offering is withdrawn or expired.

We will notify the Clearing Firm when we wish to conduct a closing. The Clearing Firm executes the closing by transferring each investor’s funds from their Cambria Capital, My IPO or Other Broker-Dealer accounts to our Clearing Firm account and transferring the correct number of book-entry shares to each investor’s account from our Clearing Firm account. The shares are then reflected in the investor’s online account and shown on the investor’s Cambria Capital, My IPO or Other Broker-Dealer account statements. Cambria Capital, My IPO and Other Broker-Dealers will also send trade confirmations individually to the investors.

Other Procedures for Subscribing

Investors not purchasing through Cambria Capital, My IPO or an Other Broker-Dealer that clears through the Clearing Firm must complete and execute a subscription agreement for a specific number of shares and pay for the shares at the time of the subscription. Subscription agreements may be submitted in paper form, or electronically, if electronic subscription agreements and signature are made available to you by your broker-dealer or registered investment advisor. Generally, when submitting a subscription agreement electronically, a prospective investor will be required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents. You may pay the purchase price for your shares by: (i) check or (ii) wire transfer in accordance with the instructions contained in your subscription agreement. All checks should be made payable to Wilmington Trust, National Association as Escrow Agent for “Remembrance Group, Inc.” Completed subscription agreements will be sent by your broker-dealer or registered investment advisor, as applicable, to Digital Offering at the address set forth in the subscription agreement. Subscription payments should be delivered directly to the escrow agent. If you send your subscription payment to your broker or registered investment advisor, then your broker or registered investment advisor will immediately forward your subscription payment to the escrow agent. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

You may not subscribe to this offering prior to the date this offering is qualified by the SEC, which we will refer to as the qualification date. Before the qualification date, you may only make non-binding indications of your interest to purchase securities in the offering. For any subscription agreements received after the qualification date, we have the right to review and accept or reject the subscription in whole or in part, for any reason or for no reason. If rejected, we will return all funds to the rejected investor within ten business days. If accepted, the funds will remain in the escrow account until we determine to have an initial closing of the offering and the funds in escrow will then be transferred into our general account.

Following the initial closing of this offering, we expect to have several subsequent closings of this offering until the maximum offering amount is raised or the offering is terminated. We expect to have closings on a monthly basis and expect that we will accept all funds subscribed for each month subject to our working capital and other needs consistent with the use of proceeds described in this offering circular.  Investors should expect to wait approximately one month and no longer than forty-five days before we accept their subscriptions and they receive the securities subscribed for.  An investor’s subscription is binding and irrevocable and investors will not have the right to withdraw their subscription or receive a return of funds prior to the next closing unless we reject the investor’s subscription. You will receive a confirmation of your purchase promptly following the closing in which you participate.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement (a form of which is attached to the offering statement as Exhibit 4.1 and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Investment Amount Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering. The only investor in this offering exempt from this limitation is an “Accredited Investor” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

1.	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

2.	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase our shares (please see above on how to calculate your net worth);

3.	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

4.	You are an organization described in Section 501(c)(3) of the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares, with total assets in excess of $5,000,000;

5.	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

6.	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

7.	You are a trust with total assets in excess of $5,000,000, your purchase of shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares; or

8.	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

NOTE: For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this offering circular in any jurisdiction where action for that purpose is required. The securities offered by this offering circular may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this offering circular comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this offering circular. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this offering circular in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of series A preferred stock covered by this offering circular will be passed upon by Bevilacqua PLLC.

EXPERTS

The consolidated financial statements of our company for the years ended December 31, 2020 and 2019 included in this offering circular have been audited by Somerset CPAs, P.C., an independent registered public accounting firm, as stated in this report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the securities offered in this offering. This offering circular does not contain all the information set forth in the offering statement. For further information with respect to the securities offered in this offering and our company, we refer you to the offering statement and to the attached exhibits. With respect to each such document filed as an exhibit to the offering statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our offering statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

Our SEC filings, including the offering statement and the exhibits filed with the offering statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Additionally, we will make these filings available, free of charge, on our website at https://www.Remembrancefuneralgroup.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this offering circular and is not incorporated by reference into this document.

REMEMBRANCE GROUP, INC.

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

REMEMBRANCE GROUP, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

REMEMBRANCE GROUP, INC.

Naples, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of REMEMBRANCE GROUP, INC., its wholly-owned subsidiary and affiliates (the “Company”), as of December 31, 2020 and 2019, the related consolidated statements of operations, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

/s/ Somerset CPAs, PC

Indianapolis, Indiana

April 30, 2021

REMEMBRANCE GROUP, INC.

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019

Assets
Current assets:
Cash and cash equivalents	$3,306,673	$459,099
Accounts receivable, net	639,456	427,478
Inventories	260,071	317,172
Other current assets	94,490	89,437

Total current assets	4,300,690	1,293,186

Operating lease right-of-use asset	36,506	-
Preneed receivables, net and trust investments	1,107,798	2,997,120
Property and equipment, net	9,282,258	11,415,628

Total Assets	$14,727,252	$15,705,934

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$800,158	$1,267,781
Current maturities of long-term debt	1,020,933	916,873
Current maturities of operating lease obligations	5,771	-

Total current liabilities	1,826,862	2,184,654

Long-term debt	8,539,661	13,478,032
Finance lease obligations	6,149,821	6,111,995
Deferred receipts held in trust	1,107,698	3,112,744
Accrued preferred dividends	-	1,809,720
Other long-term liabilities	483,330	368,528

Total liabilities	18,107,372	27,065,673

Commitments and contingencies (Note 8)

Temporary equity:
Redeemable Series A preferred stock, $0.0001 par value; 1,200,000 shares authorized; 86,180 shares issued and outstanding at December 31, 2020	801,474	-

Equity:
Common stock, $0.0001 par value; 40,000,000 shares authorized; 9,850,522 issued and outstanding at December 31, 2020	985	-
Convertible Series B preferred stock, $0.0001 par value; 4,500,000 shares authorized; 4,361,606 issued and outstanding at December 31, 2020	436	-
Additional paid-in capital	13,881,349	-
Accumulated deficit	(10,269,387)
Members’ deficit	-	(3,565,716)
Noncontrolling interests	(7,794,977)	(7,794,023)

Total deficit	(4,181,594)	(11,359,739)

Total Liabilities and Equity	$14,727,252	$15,705,934

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2020 and 2019

	2020	2019

Revenue
Service revenue	$4,091,487	$5,048,660
Property and merchandise revenue	2,912,669	3,595,547
Other revenue	350,548	210,698

Total revenue	7,354,704	8,854,905

Cost and expenses
Cost of property and merchandise	1,124,722	1,229,551
Cost of service	317,127	422,410
Overhead and other expenses	72,497	100,452

Total costs and expenses	1,514,346	1,752,413

Gross profit	5,840,358	7,102,492

General and administrative expenses	4,589,527	5,522,913
Depreciation and amortization	659,544	896,005

Operating income	591,287	683,574

Other income (expense)
Interest expense	(1,268,808)	(1,831,175)
Other income (expense)	61,420	(54,867)
Gain from deconsolidation of noncontrolling interest	1,279,527	-

Total other income (expense)	72,139	(1,886,042)

Net income (loss) before provision for income tax	663,426	(1,202,468)

Provision for income taxes	-	-

Net income (loss)	663,426	(1,202,468)
Net loss attributable to noncontrolling interests	(954)	(825,588)
Preferred stock dividends	(49,294)	(603,240)

Net income (loss) attributable to common shareholders	$615,086	$(980,120)

Net income (loss) per common share, basic	$0.07	$(0.47)
Net income (loss) per common share, diluted	$0.05	$(0.47)

Weighted average number of common shares outstanding - basic	9,187,128	2,083,017
Weighted average number of common shares outstanding - diluted	11,410,544	2,083,017

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Equity

For the Years Ended December 31, 2020 and 2019

	Outstanding	Outstanding Series A	Common	Series A Preferred		Total		Total
	Common	Preferred	Unit	Unit	Members’	Members’	Noncontrolling	Equity
	Units	Units	Interest	Interest	Deficit	Equity	Interest	(Deficit)
Balance at January 1, 2019	1,743,660	5,932,545	10,000	7,311,907	(9,904,353)	(2,582,446)	(6,968,435)	(9,550,881)
Issuance of restricted common units	426,832	-	-	-	-	-	-	-
Repurchase of common units	(87,475)	-	(3,150)	-	-	(3,150)	-	(3,150)
Net loss	-	-	-	-	(376,880)	(376,880)	(825,588)	(1,202,468)
Preferred stock dividends	-	-	-	-	(603,240)	(603,240)	-	(603,240)
Balance at December 31, 2019	2,083,017	5,932,545	$6,850	$7,311,907	$(10,884,473)	$(3,565,716)	$(7,794,023)	$(11,359,739)

		Outstanding				Outstanding				Total
	Outstanding	Series A	Total	Outstanding		Series B	Series B	Additional		Stockholders’		Total
	Common	Preferred	Members’	Common	Common	Preferred	Preferred	Paid-in	Accumulated	Equity	Noncontrolling	Equity
	Units	Units	Equity	Stock	Stock	Stock	Stock	Capital	Deficit	(Deficit)	Interest	(Deficit)
Balance at January 1, 2020	2,083,017	5,932,545	$(3,565,716)	-	$-	-	$-	$-	$-	$-	$(7,794,023)	$(11,359,739)
Preferred stock dividends	-	-	(49,294)	-	-	-	-	-	-	-	-	(49,294)
Conversion of accrued Series A preferred unit dividends to common units	1,587,679	-	1,859,014	-	-	-	-	-	-	-	-	1,859,014
Conversion of outstanding Series A preferred units to common units	6,244,651	(5,932,545)	-	-	-	-	-	-	-	-	-	-
Retirement of restricted stock units	(64,825)	-	-	-	-	-	-	-	-	-	-	-
Conversion of common units to common stock	(9,850,522)	-	1,755,996	9,850,522	985	-	-	9,176,786	(10,933,767)	(1,755,996)	-	-
Conversion of outstanding convertible note and accrued interest to Series B preferred stock	-	-	-	-	-	1,683,035	168	1,884,831	-	1,884,999	-	1,884,999
Issuance of Series B preferred stock	-	-	-	-	-	2,678,571	268	2,819,732	-	2,820,000	-	2,820,000
Net income (loss)	-	-	-	-	-	-	-	-	664,380	664,380	(954)	663,426
Balance at December 31, 2020	-	-	$-	9,850,522	$985	4,361,606	$436	$13,881,349	$(10,269,387)	$3,613,383	$(7,794,977)	$(4,181,594)

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

	2020	2019

Cash Flows from Operating Activities
Net income (loss)	$663,426	$(1,202,468)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	659,544	896,005
Accretion of finance lease obligations	37,826	45,318
Deferred operating lease expense	(13,536)	-
Gain realized on disposal of property and equipment	(35,363)	(1,206)
Gain realized on deconsolidation of noncontrolling interest	(1,279,527)	-
Gain realized on forgiveness of debt	(99,408)	-
Changes and assets and liabilities:
Accounts receivable, net of allowance	(215,733)	75,890
Inventories	27,535	(1,562)
Other current assets	(22,709)	(9,375)
Accounts payable and accrued and other long-term liabilities	(503,713)	259,701
Effect of preneed sales production and maturities:
Preneed receivables, net and trust investments	(26,108)	323,899
Deferred receipts held in trust	22,008	(22,427)
Deferred revenue	(22,060)	165,275

Net cash used in operating activities	(803,818)	(118,748)

Cash Flows from Investing Activities
Cash paid for capital expenditures	(393,710)	(49,000)
Proceeds from sales of property and equipment	40,054	2,200

Net cash used in investing activities	(353,656)	(46,800)

Cash Flows from Financing Activities
Proceeds from borrowings on notes payable	1,123,035	1,600,000
Net proceeds from sale of redeemable Series A preferred stock	801,474	-
Net proceeds from sale of convertible Series B preferred stock	2,820,000	-
Principal payments on long-term debt	(739,461)	(1,154,638)
Repurchase of common units from member	-	(3,150)

Net cash provided by financing activities	4,005,048	442,212

Increase in Cash and Cash Equivalents	2,847,574	276,664

Cash and Cash Equivalents, Beginning of Year	459,099	182,435

Cash and Cash Equivalents, End of Year	$3,306,673	$459,099

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,349,095	$1,703,175

Supplemental schedule of non-cash financing activities:
Conversion of convertible notes and accrued interest into shares of convertible Series B preferred stock	$1,884,999	$-
Conversion of accrued Series A preferred unit dividends to common stock	$1,859,014	$-

See accompanying notes.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Nature of Operations and Summary of Significant Accounting Policies:

Remembrance Group, Inc., previously known as PF Management Services, LLC (the “Company”), is a provider of death care services and products, with funeral service locations operating in the United States. Our funeral operations consist of Funeral Service locations, Crematories, and other related businesses, which enables us to provide services to every consumer regardless of their preferences when death occurs. We sell Funeral/Cemetery property merchandise and services at the time of need and on a pre-need basis.

Our funeral service locations provide all professional services relating to Funerals and Cremations, including the use of funeral facilities and motor vehicles, arranging and directing services, removal, preparation, Cremations, memorialization, and catering. Funeral merchandise, including burial and Cremation caskets and related accessories, urns and other Cremation receptacles, outer burial containers, flowers, online and video tributes, memorial stationery products, memorial tributes, Cremation memorialization products, and other ancillary merchandise is sold at our Funeral service locations.

On February 1, 2020, the Company changed its organizational status from a Delaware limited-liability company to a Delaware corporation. In addition, the Company changed its name from PF Management Services, LLC to Remembrance Group, Inc.

Principles of Consolidation and Basis of Presentation

The Company has a wholly owned subsidiary which operates one Funeral service location. The Company also operates six Funeral service locations which are consolidated into our financial statements due to the entities being either majority owned by the Company or are consolidated because we are the primary beneficiary of the affiliated entities. Two of these Funeral service locations are majority owned by the Company and the other four Funeral service locations are either separately owned entities or the Company owns a minority interest. Under the long-term contract and other agreements associated with these Funeral service locations, which are subject to certain termination provisions, the Company is the exclusive operator of these Funeral service locations and earns revenues related to sales of services and merchandise. Upon termination of these agreements, the Company will retain certain benefits related to the contractual agreement. The Company has also recognized the existing customer contract-related performance obligations that it assumed as part of these agreements.

The Company also manages three unaffiliated Funeral service locations under long-term contracts and other agreements in which we do not control and are not required to consolidate. As a result, the Company did not consolidate the assets and liabilities related to these Funeral service locations. The Company does earn revenue related to the management services provided to these three unaffiliated Funeral service locations.

Our consolidated financial statements include the accounts of the Company and all subsidiaries in which we hold a controlling financial interest. The subsidiaries are consolidated because they are controlled by us. Control over a subsidiary exists because we possess the power to direct the activities that most significantly impact the subsidiary’s economic performance. The power to direct those activities arises either through us owning a majority voting interest in the subsidiary, or, alternatively, through legal or contractual rights or obligations of us whose terms implicitly or explicitly convey that power. Intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements also include the accounts of the Funeral service trusts in which we have a variable interest and are the primary beneficiary. We have retained the specialized industry accounting principles when consolidating the trusts. Our trusts are variable interest entities, for which we have determined that we are the primary beneficiary as we absorb a majority of the losses and returns associated with these trusts. Although we consolidate the trusts, it does not change the legal relationships among the trusts, us, or our customers. The customers are the legal beneficiaries of these trusts; therefore, their interests in these trusts represent a liability to us.

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments that are purchased within three months or less of an instrument’s maturity date to be cash equivalents.

Revenue Recognition

The Company’s revenues are derived from contracts with customers through sale and delivery of death care products and services. The primary sources of revenue and deferred revenue are derived from Funeral Home operations generated both at the time of death (“at-need”) and prior to the time of death (“pre-need”), classified on the Consolidated Statements of Operations as Service Revenue and Property and Merchandise Revenue and investment income which includes income earned on assets maintained in service trusts related to sales of Funeral Home services occurring prior to the time of death and required to be maintained in the trust by state law as well as interest earned on pre-need installment contracts. Investment income is presented within Other revenue on the Consolidated Statements of Operations.

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of Funeral and Cemetery property, merchandise and services. Control transfers when merchandise is delivered, or services are performed. Sales taxes collected are recognized on a net basis in our consolidated financial statements. On our at-need contracts, we generally deliver the merchandise and perform the services at the time of need.

We also sell price-guaranteed pre-need contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of pre-need contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

All personalized marker merchandise is sold on an at-need contract, when delivery is made with manufacturer fulfillment, we will:

●	purchase the merchandise from vendors,

●	personalize such merchandise in accordance with the customer’s specific written instructions,

●	install or deliver the merchandise, based on the customer’s instructions and

●	transfer title to the customer.

We recognize revenue during the period in which it was sold. There is no general right of return for delivered items. Costs related to delivery or performance of merchandise and services are charged to expense when merchandise is delivered, or services are performed.

Total consideration received for price-guaranteed pre-need and for at-need contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a pre-need basis may be required to be deposited into trust funds. Earnings, which are specifically identifiable for each performance obligation, on these trust funds are also included as part of total consideration.

The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by either the amount we sell the performance obligation for on a stand-alone basis or our best estimate of the amount we would sell it for based on an adjusted market assessment approach that is consistent with our historical pricing practices.

Payment on at-need contracts is generally due at the time the merchandise is delivered or the services are performed. For pre-need contracts, payment generally occurs prior to our fulfillment of the performance obligations. Our pre-need contracts may also have extended payment terms. We do not accrue interest on pre-need receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. We do not consider pre-need receivables to be past due until the merchandise or services are required to be delivered at which time the pre-need receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. For unfulfilled performance obligations on cancelable pre-need contracts, our Consolidated Balance Sheet reflects the net contract liability, which represents the amount we have collected from customers, in deferred revenue, net.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Pursuant to state or provincial law, all or a portion of the proceeds from services sold on a pre-need basis may be required to be deposited into trust funds. When we receive payments from the customer, we deposit the amount required by law into the service trusts and reclassify the corresponding amount from deferred revenue, net into deferred receipts held in trust. Amounts are withdrawn from the service trusts when we fulfill the performance obligations. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration. We defer these investment earnings related to the service trusts until the associated services are performed.

If a pre-need contract is canceled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, we receive the amount of principal deposited to the trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. In addition, we are entitled to retain, in certain jurisdictions, a portion of collected customer payments when a customer cancels a pre-need contract. We recognized these retained funds, if any, and the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in the Consolidated Statement of Operations. In certain jurisdictions, we may be obligated to fund any shortfall if the amount refundable to the customer exceeds the funds in trust.

Accounts Receivable and Allowance for Doubtful Accounts

Our trade receivables primarily consist of amounts due for funeral services already performed. We provide various allowances and cancellation reserves for our receivables. These allowances are based on an analysis of historical trends of collection and cancellation activity. At-need receivables are considered past due after thirty days. Collections are generally managed by the locations or third-party agencies acting on behalf of the locations. The estimated allowances are impacted by a number of factors, including changes in the economy, and demographic or competitive changes in our areas of operation.

Inventories

Funeral merchandise items are stated at the lower of average cost or net realizable value. Inventory costs and Cemetery property are relieved using specific identification in fulfillment of performance obligations on our contracts.

Property and Equipment, Net

Property and equipment are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired and depreciated on a straight-line basis. Maintenance and repairs are charged to expense, whereas renewals and major replacements that extend the assets useful lives are capitalized. Depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from seven to forty years, equipment is depreciated over a period from three to seven years, and leasehold improvements are depreciated over the shorter of the lease term or the life of the asset. When property or equipment is sold or retired, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet; resulting gains and losses are included in the Consolidated Statement of Operations in the period of sale or disposal.

Leases

We have lease arrangements related to real estate for our funeral service locations that are classified as finance leases at December 31, 2020 and 2019. Lease terms related to real estate generally range from seven to forty years with options to renew at varying terms. We consider reasonably assured renewal options and fixed escalation provisions in our calculation. For more information related to leases, see Note 6.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Fair Value of Measurements

We measure the available-for-sale securities held by our funeral services trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

●	Level 1	-	Financial assets or liabilities whose values are based on unadjusted quoted prices available in active markets for identical assets or liabilities.

●	Level 2	-	Financial assets or liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

●	Level 3	-	Financial assets or liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fixed income commingled funds and money market funds are measured at net asset value. Fixed income commingled funds and money market funds are redeemable for net asset value with two weeks’ notice and immediately, respectively.

We assess our investments in fixed income instruments for other-than-temporary declines in fair value on a quarterly basis. Prior to our adoption of the new guidance on financial instruments discussed below in “Recently Issued Accounting Pronouncements”, we also assessed our investments in equity instruments for other-than temporary declines in fair value on a quarterly basis. Impairment charges resulting from these assessments are recognized as investment losses in Other income (expense), net. These investment losses, if any, are offset by the corresponding reclassification in Other income (expense), net, related to Deferred receipts held in trust. For the years ended December 31, 2020 and 2019, we did not record an impairment charge for other-than-temporary declines in fair value related to certain investments.

Insurance-Funded Pre-Need Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the pre-need purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded pre-need contracts are expensed as incurred. Pre-need funeral contracts to be funded at maturity by third-party insurance policies totaled approximately $11,385,000 and $13,884,000 on a consolidated basis at December 31, 2020 and 2019, respectively. However, these policies are not recorded as an asset or liability on the consolidated balance sheet.

We do not reflect the unfulfilled insurance-funded pre-need contract amounts in our Consolidated Balance Sheet. The policy amount of the insurance contract between the customer and the third-party insurance company generally equals the amount of the pre-need contract. Where jurisdictions allow, the policyholder may have made a revocable commitment to assign the proceeds from the policy to us at the time of need. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral service and merchandise revenue as we perform these funerals.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Deferred Revenues

Revenues from the sale of services and merchandise as well as any investment income is deferred until such time that the services are performed, and the merchandise is delivered. In addition to amounts deferred on new contracts and investment income, deferred revenues include deferred revenues from pre-need sales that were entered into by entities prior to the Company’s acquisition of those entities or the assets of those entities. The Company provides for a profit margin for these deferred revenues to account for the projected future costs of delivering products and providing services on pre-need contracts that the Company acquired through acquisition. These revenues and their associated costs are recognized when the related merchandise is delivered, or services are performed and are presented on a gross basis on the Consolidated Statements of Operations.

Preferred Stock and Temporary Equity

The Company classifies conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within control of the Company, as temporary equity in the mezzanine section of the consolidated balance sheets, in accordance with the guidance enumerated in FASB ASC No. 480-10 “Distinguishing Liabilities from Equity”. The Company also analyzes any embedded conversion features for bifurcation, based on whether the host instrument has more equity-like or debt-like characteristics. Dividends are recorded as a reduction to retained earnings and issuance costs reduce the initial proceeds and are then accreted over the life of the instrument to the redemption amount.

Income Taxes

Until January 31, 2020, the Company was a limited liability company and was treated as a partnership for federal and state income tax. Accordingly, no provision for federal income taxes was required since the members reported their proportionate share of company taxable income or loss on their respective income tax returns. Such income or losses were proportionately allocated to the members based upon their ownership interests.

On January 31, 2020, the Company elected to convert its organizational status from a Delaware limited liability company to a Delaware corporation. Effective with the conversion into a corporation, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance on deferred tax assets is established when management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax benefits from an uncertain tax position are only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Interest and penalties related to unrecognized tax benefits are recorded as incurred as a component of income tax expense.

Recently Issued Accounting Pronouncements

In June 2016 and November 2018, the FASB amended “Financial Instruments” to provide financial statement users with more decision-useful information about the expected credit losses on debt instruments and other commitments to extend credit held by a reporting entity at each reporting date. This amendment replaces the incurred loss impairment methodology in the current standard with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to support credit loss estimates. The new guidance is effective for us on January 1, 2023, and we are still evaluating the impact of adoption on our consolidated results of operations, consolidated financial position and cash flows.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases”. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after a deferred one-year period to January 1, 2021, including interim periods within those fiscal years. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The Company adopted the new guidance on January 1, 2019 using the full retrospective transition method. The full retrospective transition method includes a number of optional practical expedients and accounting policy elections.

1.	We elected a package of practical expedients to not reassess:

a.	whether a contract is or contains a lease (as an accounting policy election, we did not reassess whether arrangements grandfathered under EITF 01-8 are or contain leases),

b.	lease classification, or

c.	initial direct costs.

Our current lease portfolio is composed of real estate. Upon adoption of this standard, we recognized a right-of-use asset and liability related to lease arrangements which were originally recorded as capital leases. The adoption of the new standard did not significantly impact our consolidated financial position due to the recognition of the right-of-use asset and liability for our leases as the leases were originally recorded as capital leases. The adoption did not have a material impact to our consolidated results of operations or cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Note 2 - Accounts Receivable, Net of Allowance:

Accounts receivable, net, consisted of the following at December 31, 2020 and 2019:

	2020	2019

Customer receivables	$1,085,956	$856,819
Less: provision for bad debt	(446,500)	(429,341)

Accounts receivable, net	$639,456	$427,478

Note 3 - Preneed Receivables, Net and Trust Investments:

At December 31, 2020 and 2019, the Company’s service trusts consisted of the investment in debt and equity marketable securities and cash equivalents, both directly as well as through mutual and investment funds.

All of these investments are carried at fair value and are subject to the fair value hierarchy. All of these investments are considered either Level 1 or Level 2 assets pursuant to the three-level hierarchy described in Note 1. There were no Level 3 assets.

The service trusts are variable interest entities of which the Company is deemed the primary beneficiary. The assets held in the trusts are required to be used to provide the services to which they relate. If the value of these services falls below the cost of providing such services, the Company may be required to fund this shortfall.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

A reconciliation of the Company’s trust activities for the years ended December 31, 2020 and 2019 is presented below:

	2020	2019

Balance - beginning of period	$2,997,120	$2,673,221
Net preneed contract sales	259,890	401,389
Cash receipts from customers, net	(259,890)	(401,389)
Deposits to trust	259,890	401,389
Net undistributed investment earnings	14,683	295,902
Maturities and distributed earnings	(246,773)	(373,392)
Divestiture of noncontrolling interest	(1,917,122)	-

Balance - end of period	$1,107,798	$2,997,120

The components of Preneed receivables, net and trust investments in our Consolidated Balance Sheets at December 31, 2020 and 2019 were as follows:

	2020	2019

Total investments, at market	$940,584	$2,899,033
Insurance-backed fixed income securities	167,214	98,087

Totals	$1,107,798	$2,997,120

The market value associated with the assets held in the trusts as of December 31, 2020 and 2019 were as follows:

Assets at Fair Value as of December 31, 2020

	Level 1	Level 2	Totals

Common stock	$351,885	$-	$351,885
Preferred stock	-	19,205	19,205
Registered investment companies	527,651	-	556,030
Trust Investments, at fair value	$879,536	$19,205	$898,741

Cash and cash equivalents			37,620
Alternative investments			4,223
Other insurance-backed fixed income securities			167,214
Trust Investments, at net asset value			209,057

Trust Investments, at market			$1,107,798

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Assets at Fair Value as of December 31, 2019

	Level 1	Level 2	Totals

Fixed income securities	$-	$1,433,085	$1,433,085
Common stock	826,586	-	826,586
Preferred stock	-	21,325	21,325
Registered investment companies	566,030	-	556,030
Trust Investments, at fair value	$1,382,616	$1,454,410	$2,837,026

Cash and cash equivalents			57,784
Alternative investments			4,223
Other insurance-backed fixed income securities			98,087
Trust Investments, at net asset value			160,094

Trust Investments, at market			$2,997,120

Note 4 - Property and Equipment:

Property and equipment consisted of the following at December 31, 2020 and 2019:

	2020	2019

Computer equipment	$259,516	$176,768
Furniture and fixtures	1,047,098	1,214,839
Autos and trucks	800,472	1,071,400
Buildings	3,027,499	5,330,835
Finance lease right of use assets	5,790,000	5,790,000
Land	1,357,580	1,508,244
Leasehold improvements	520,311	420,461

Property and equipment, gross	12,802,476	15,512,547
Less: accumulated depreciation	(3,520,218)	(4,096,919)

Property and equipment, net	$9,282,258	$11,415,628

Depreciation expense was $632,282 and $833,724 for the years ended December 31, 2020 and 2019, respectively.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 5 - Debt:

Total debt consisted of the following at December 31, 2020 and 2019:

	2020	2019

Note payable to banking institution at the prime rate + 2.00% (5.25% and 6.75% at December 31, 2020 and 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures May 2038.	$927,532	$957,287

Note payable to banking institution at the prime rate + 2.00% (6.75% at December 31, 2019) due in monthly installments. The note was secured by substantially all assets of the affiliate and the Company. The note matured May 2020 and was paid in full.	-	10,294

Note payable to finance company at the interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures October 2022.	27,734	-

Note payable to banking institution at the prime rate + 2.75% (6.00% and 7.50% at December 31, 2020 and 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures December 2038.	1,059,092	1,090,351

Note payable to banking institution at 5.55% interest due in monthly installments. The note is secured by the financed equipment. The note matures September 2022.	10,499	16,029

Note payable to banking institution at the prime rate + 2.75% (7.50% at December 31, 2019) due in monthly installments. The note was secured by substantially all assets of the affiliate and the Company. The note was scheduled to mature in January 2039 but was paid in full as part of the funeral home divestiture in February 2020.	-	3,261,530

Note payable to banking institution at the prime rate + 2.75% (6.00% and 7.50% at December 31, 2020 and 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures June 2039.	3,628,810	3,727,361

Note payable to finance company at the implied interest rate of 7.00% due in monthly installments. The note was secured by the financed equipment. The note matured in August 2020 and was paid in full.	-	7,453

Note payable to finance company at the interest rate of 5.99% due in monthly installments. The note is secured by the financed equipment. The note matures January 2021.	702	9,492

Note payable to finance company at the interest rate of 4.44% due in monthly installments. The note is secured by the financed equipment. The note matures July 2022.	20,102	-

Note payable to private equity firm at the prime rate + 6.75% (10.00% and 11.50% at December 31, 2020 and 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures December 2025.	462,854	534,456

Note payable to private equity firm at the prime rate + 5.75% (10.50% at December 31, 2019) due in monthly installments. The note was secured by substantially all assets of the subsidiary. The note matured March 2020 and was paid in full.	-	7,247

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

	2020	2019
Note payable to private equity firm at the prime rate + 3.50% (6.75% and 8.25% at December 31, 2020 and 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures November 2031.	122,371	130,593

Note payable to finance company at the implied interest rate of 7.99% due in monthly installments. The note is secured by the financed equipment. The note matures December 2021.	10,600	21,302

Note payable to finance company at the implied interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures September 2022.	17,658	-

Note payable to private equity firm at the prime rate + 6.00% (9.25% and 10.75% at December 31, 2020 and 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures November 2026.	266,095	300,420

Note payable to private equity firm at the prime rate + 5.00% (8.25% and 9.75% at December 31, 2020 and 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures June 2030.	193,473	207,964

Note payable to private equity firm at the prime rate + 6.50% (9.75% and 11.25% at December 31, 2020 and 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate, a related affiliated company and the Company. The note matures August 2026.	375,381	425,606

Note payable to finance company at the implied interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures October 2022.	27,734	-

Note payable to seller at 3.00% interest due in quarterly installments. The note is unsecured. The note matures December 2022.	116,431	172,088

Note payable to seller at 4.50% interest was due in quarterly installments. The note was secured by the affiliate company’s property. The note was scheduled to mature in May 2021 but was sold as part of the funeral home divestiture in February 2020.	-	104,694

Note payable to investor at 5.50% interest due in monthly installments. The note is secured by the affiliate company’s property. The note matures November 2030.	481,040	509,437

Convertible note payables to investors at 12%, principal and accrued interest was due and payable at maturity in March 2021. In November 2020, the convertible notes and accrued interest were converted to shares of Series B convertible preferred stock – see details below in the Subordinated Convertible Notes Disclosure under Note 5.	-	1,600,000

Consulting agreement acquisition obligations to sellers in monthly installments. Agreements mature at various dates from April 2020 through October 2021.	32,656	92,125

Economic Injury Disaster Loans - EIDL loans with a 3.75% interest rate over 30 years with the first payment deferred for 24 months from the date of the loans with interest accrued during deferment. The EIDL loans mature June 2050.	450,000	-

In April 2020, the Company received loans pursuant to the Paycheck Protection Program (the “PPP”) as part of the CARES Act, which was enacted in March 2020. The PPP loans accrue interest at a rate of 1.00%, mature in April 2022 and are eligible for full forgiveness by the Small Business Administration. Pursuant to the current regulations, the due date for the first payment has been deferred until August 2021.	562,500	-

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

	2020	2019
Covenant not to compete acquisition obligations to sellers in quarterly installments. Agreements mature at various dates from June 2025 through August 2028.	994,510	1,544,954

	9,787,774	14,730,683
Less current maturities	(1,020,933)	(916,873)
Less loan origination fees, net	(227,180)	(335,778)

Long-term portion	$8,539,661	$13,478,032

The aggregate maturities of our long-term debt for the next five years subsequent to December 31, 2020 and thereafter are as follows:

Year Ending December 31
2021	$1,020,933
2022	942,209
2023	633,314
2024	677,062
2025	688,502
2026 and Thereafter	5,825,754

$9,787,774

Amortization of debt issuance costs related our debt obligations was $27,261 and $62,281 for the years ended December 31, 2020 and 2019, respectively.

Subordinated Convertible Notes

In March and October 2019, the Company issued $1,100,000 and $500,000, respectively of unsecured Subordinated Convertible Notes pursuant to note purchase agreements (the “Note Purchase Agreements”). Interest accrued on the principal balance of each Note at a simple rate of 12% per annum. The principal and unpaid accrued interest on each Note then outstanding was due and payable upon demand by the holders of a majority-in-interest of the aggregate principal amount of the Notes (the “Requisite Noteholders”) on or after the date (the “Maturity Date”) that was 24 months following the date of the Initial Closing.

The Subordinated Convertible Notes were subject to (i) automatic conversion into equity securities issued in the Company’s next equity financing (the “Next Equity Financing”) issued and sold at the close of the Company’s next equity financing yielding gross proceeds of at least $5,000,000 in a single transaction or a series of related transactions (which, for the avoidance of doubt, shall exclude the aggregate principal amount of the Notes converted); or (ii) at the Purchaser’s option, in the event of (a) a sale by the Company of all or substantially all of its assets, (b) a merger of the Company with or into another entity (if after such merger the holders of a majority of the Company’s voting security immediately prior to the transaction do not hold a majority of the voting securities of the successor entity), or (c) the transfer of more than 50% of the Company’s voting securities to a person or group; and (iii) at the Requisite Noteholders’ option, on or after the Maturity Date while such Note remains outstanding, into the Company’s Common Units ( a “Maturity Conversion”).

In the event of the Next Equity Financing, the outstanding principal and accrued interest was to automatically convert into a number of unregistered shares of equity securities, equal to the outstanding principal and accrued interest at such closing date divided by the applicable conversion price (the “Conversion Price”). The Conversion Price was determined (i) with respect to a Next Equity Financing Conversion, the lesser of: (a) the price that is 40% (the “Discount”) less than the lowest price per unit of the membership units sold in the Next Equity Financing; and (b) the quotient resulting from dividing $3,000,000 (the “Valuation Cap”) by the Company’s fully diluted capitalization immediately prior to closing of the Next Equity Financing; (ii) with respect to a Corporate Transaction Conversion, the quotient resulting from dividing the Valuation Cap by the Company’s fully diluted capitalization immediately prior to the closing of the Corporate Transition; and (iii) with respect to a Maturity Conversion, the quotient resulting from dividing the Valuation Cap by the Company’s fully diluted capitalization immediately prior to the Maturity Conversion.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

In November 2020, the noteholders elected to convert $1,600,000 of Subordinated Convertible Notes and accrued interest of $284,999 into 1,683,035 shares of the Company’s convertible Series B preferred stock at a conversion price of $1.12 per share and warrants to purchase 420,759 shares of the Company’s common stock at an exercise price of $1.12 per share.

Note 6 - Finance Lease Obligations

In 2016 and 2015, the Company entered into noncancelable leases for four of our funeral service locations that expire at various dates with initial lease terms ranging from June 2022 to October 2023. As of December 31, 2020, the four finance lease arrangements had aggregate gross and net asset values of $5.79 million and $5.08 million, respectively. As of December 31, 2019, the four capital lease arrangements had aggregate gross and net asset values of $5.79 million and $5.24 million, respectively. The agreements also provide the Company with renewal options that will extend the expected lease terms through October 2044. Leasehold improvements are amortized over the shorter of the lease term or asset life, which may include renewal periods where the renewal is reasonably assured. The average lease terms and discount rates for our finance leases as of December 31, 2020 are 23.5 years and 9.5%, respectively. The aggregate amount of remaining future minimum lease payments as of December 31, 2020 is as follows:

Year Ending December 31
2021	$642,705
2022	657,957
2023	673,574
2024	689,565
2025	705,939
2026 and Thereafter	16,362,157

Total	19,731,897
Less: Interest on capital leases	(13,582,076)

Total principal payable on capital leases	$6,149,821

The lease agreements contain terms that give the Company the option to purchase the real estate assets. If the Company acquires the real estate from the lessor at the end of initial seven-year term, for three of the lease agreements the price equals the then current year’s rent multiplied by ten (10) and the remaining agreement the buyout price for the real estate is the then current annual rent divided by 9.75%. The lease agreements also contain early buyout options with differing buyout terms for years one (1) to four (4) and for years five (5) to seven (7). During years one to four, the Company is required to pay a 6.00% premium in addition to the buyout formula amount and during years five to seven, the premium is 4.00%.

The lessor has required corporate guarantees for the lease obligations and the Company entered into a continuing and unconditional guaranty of payment and performance agreement for the lease obligations.

The Company has other debt obligations outstanding with the lessor that are described in Note 5. The individual financings provided by the lessor are cross collateralized through a cross default/cross collateralization agreement that was executed. If any of the entities that are parties to the lessor’s agreements and provided collateral for those specific financings also serve as collateral for all of the other debt facilities provided by lessor. Additionally, if any of these entities are in default per the terms of the specific loan agreements, the lessor can declare that all of the agreements are in default, with certain exceptions and limiting terms. As part of each financing, the lessor and the Company’s series A preferred unit holder entered into a subordination agreement that limits the Company’s ability to make payments (such as cash dividends) to the Company’s series A preferred unit holder.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 7 - Equity

The Company’s ownership interests are represented by common stock and preferred stock. Prior to the conversion from a Delaware limited liability company to a Delaware corporation on January 31, 2020, the Company’s ownership interests consisted of common units and preferred units.

Common Stock

Upon conversion in January 2020 from a Delaware limited liability company to a Delaware corporation, the Company authorized 20,000,000 shares of common stock, par value $0.0001 per share, to be issued. In November 2020, the Company increased the authorized number of shares of the Company’s common stock, $0.0001 par value per share, from 20,000,000 to 40,000,000 shares.

Upon the Company’s conversion from a limited liability company to a corporation on January 31, 2020, 9,850,522 shares of Common Units were converted to 9,850,522 shares of Common Stock.

Holders of the Company’s common stock are entitled to one vote for each share on all matters voted upon by Company stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock, the common stockholders are entitled to any dividends that may be declared by the Company’s board. Holders of the Company’s common stock are entitled to share ratably in the net assets upon dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Company’s preferred stock then outstanding. Holders of the Company’s common stock have no preemptive rights to purchase shares of stock. The shares of the Company’s common stock are not subject to any redemption provisions. The rights, preferences and privileges of holders of the Company’s common stock will be subject to those of the holders of any shares of the Company’s preferred stock currently outstanding or that may be issued in the future.

As of December 31, 2020, there were 9,850,522 shares of the Company’s common stock issued and outstanding.

Preferred Stock

In March 2020, the Company authorized 5,000,000 shares of Preferred Stock, par value of $0.0001 per share, and designated 1,200,000 shares of the authorized preferred stock as Series A Redeemable Preferred Stock. In November 2020, the Company increased the authorized number of shares of the Company’s preferred stock, $0.0001 par value per share, from 5,000,000 to 10,000,000 shares and designated 4,500,000 shares of the authorized preferred stock as Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock will rank senior to the Series A Preferred Stock with respect to the payment of dividends and amounts payable upon a liquidation of the Company.

Series A Redeemable Preferred Stock

On December 29, 2020, the Company issued 86,180 shares of Series A Redeemable Preferred Stock, par value $0.0001 per share, at a purchase price of $10.00 per share for gross proceeds of $861,800. As part of the transaction, the Company paid $60,326 in commissions to the managing broker-dealer for this offering, reducing the proceeds to $801,474.

At any time after issuance, the Company shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series A Redeemable Preferred Stock for a price per share equal to 150% of the original issue price of $10.00 per share, plus all accrued and unpaid dividends on such share, whether or not declared.

At any time on or after the fifth anniversary from the date the first share of Series A Redeemable Preferred Stock is issued by the Company, any holder of shares of Series A Redeemable Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all (but not less than all) of such holder’s then outstanding shares of Series A Redeemable Preferred Stock redeemed by the Company for a price per share equal to 150% of the original issue price of $10.00 per share, plus all accrued and unpaid dividends on such share, whether or not declared.

The holders of shares of Series A Redeemable Preferred Stock shall have no right to convert all, or any portion of shares of Series A Redeemable Preferred Stock into Common Stock, or any other securities issued or authorized to be issued by the Company.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Cumulative dividends on outstanding shares of Series A Redeemable Preferred Stock shall accrue, whether or not declared by the Company’s Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 7.00% per annum on the sum of $10.00 per share. The rate at which dividends accrue on a share of Series A Redeemable Preferred Stock shall be increased to 10.00% per annum upon either: (i) the Company’s failure to pay any Series A dividends declared by the Company’s Board of Directors; or (ii) the Company’s failure to redeem that share of Series A Redeemable Preferred Stock in accordance with the redemption terms defined in the Company’s Certificate of Incorporation for the Series A Redeemable Preferred Stock. All accrued and unpaid dividends on the shares of Series A Redeemable Preferred Stock shall be junior to any dividend on any shares of Series B Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock or any other class or series of securities of the Corporation, the terms of which do not expressly provide that such class or series of securities ranks senior to or on parity with the Series A Redeemable Preferred Stock in rights, preferences, or privileges.

The holders of shares of Series A Redeemable Preferred Stock shall not be entitled to vote with respect to their shares on any matter except as required by the Delaware law. As to all matters for which voting by class or series is specifically required by state law, each outstanding share of Series A Redeemable Preferred Stock shall be entitled to one vote.

Without the prior written consent of the holders of two-thirds of the then outstanding shares of Series A Redeemable Preferred Stock, voting separately as a single class with one vote per share, and any other applicable stockholder approval requirements required by law, the Company shall not take any of the actions as follows:

(a)	other than with respect to the Series B Convertible Preferred Stock, issue, create, or authorize the creation or issuance of, any class or series of capital stock of the Company (or any security convertible into or exercisable for any class or series of capital stock of the Company) that ranks senior to the Series A Redeemable Preferred Stock in rights, preferences, or privileges, including with respect to dividends, liquidation, redemption, or voting;

(b)	increase the number of authorized shares of Senior Securities or authorize the issuance of or issue any shares of Senior Securities; or

(c)	agree or commit to do any of the foregoing.

In accordance with FASB ASC No. 480, Series A Redeemable Preferred Stock is not considered mandatorily redeemable as a result of the holders’ option to redeem their Series A Redeemable Preferred Stock after five years from the date of issuance for cash, which is not solely within the control of the Company. Accordingly, the Company has classified the Series A Redeemable Preferred Stock as temporary equity on the Company’s Consolidated Balance Sheets at the net proceeds amount of $801,474 received in December 2020. The Company will accrete the carrying value of the Series A Redeemable Preferred Stock, which includes the issuance costs of $60,326, to the expected redemption amount, 150% of the original issue price plus accrued and unpaid dividends, over the period from the date of issuance to the earliest redemption date for the Series A Redeemable Preferred Stock. The accretion of the Series A Redeemable Preferred Stock, including the issuance costs and the accrued and unpaid dividends, will be charged to the Company’s retained earnings and deducted from earning available to common shareholders.

Series B Convertible Preferred Stock

In November 2020, the holders of Subordinated Convertible Notes elected to convert $1,600,000 of outstanding notes and accrued interest of $284,999 into 1,683,035 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, at a conversion price of $1.12 per share and warrants to purchase 420,759 shares of the Company’s common stock at an exercise price of $1.12 per share.

In November 2020, the Company issued 2,678,571 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, at a purchase price of $1.12 per share for gross proceeds of $3,000,000. As part of the transactions, the Company paid $180,000 in commissions to a related party (see Related Party Transactions below) broker-dealer that acted as placement agent with respect to this raise, reducing the proceeds to $2,820,000.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The Series B Convertible Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Company, rank senior to the Common Stock and the Series A Redeemable Preferred Stock.

Each share of Series B Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of the Series B shares plus accrued, but unpaid, dividends thereon by the conversion price in effect at the time of conversion. The conversion price for the Series B Convertible Preferred Stock shall initially be equal to $1.12, which shall be subject to adjustment for any stock splits, stock combinations, stock dividend, recapitalization or similar transaction.

From and after the date that is six months after the Company issues a share of Series B Convertible Preferred Stock, cumulative dividends on such share shall begin to accrue, whether or not declared by the Company’s Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 12.00% per annum on the sum of $1.12, the original issue price. One-third (1/3) of the Series B Preferred Dividend (i.e., four percent (4%)) shall be payable in cash on a quarterly basis. The remaining two-thirds (2/3) of the Series B Preferred Dividend (i.e., eight percent (8%)) shall accrue until the Series B Convertible Preferred Stock is converted into Common Stock of the Company and, at such time, shall also be converted into Common Stock of the Company. All accrued dividends on any share of Series B Convertible Preferred Stock to be paid in cash shall be paid only when, as, and if declared by the Board of Directors out of funds legally available therefor, or upon a liquidation or redemption of the share of Series B Convertible Preferred Stock in accordance with the provisions defined in the Company’s Certificate of Incorporation for the Series B Convertible Preferred Stock. To the extent Series B dividends are not paid on a share of Series B Convertible Preferred Stock on March 15, June 15, September 15, and December 15 of each calendar year beginning after the six month anniversary of the Series B date of issuance, all accrued and unpaid dividends on such share of Series B Convertible Preferred Stock shall accumulate and compound on the applicable Series B dividend payment date, whether or not declared by the Company’s Board of Directors, and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and unpaid dividends on the shares of Series B Convertible Preferred Stock shall be senior to any dividend on any shares of Series A Redeemable Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock.

The holders of shares of Series B Convertible Preferred Stock shall not be entitled to vote with respect to their shares of Series B Convertible Preferred Stock on any matter except as required by Delaware law; provided, however, that the consent of the holders of a majority of the then outstanding Series B Convertible Preferred Stock shall be required to (a) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock; (b) amend this Restated Certificate in any manner that adversely affects any rights of the holder of shares of Series B Convertible Preferred Stock; (c) increase the number of authorized shares of Series B Convertible Preferred Stock; (d) other than the issuance, authorization, or creation of any preferred stock of the Company in connection with any stockholder rights plan that may be adopted by the Company, issue, create, or authorize the creation or issuance of, any class or series of capital stock of the Company (or any security convertible into or exercisable for any class or series of capital stock of the Company) that are Senior Securities; (e) increase the number of authorized shares of Senior Securities or authorize the issuance of or issue any shares of Senior Securities; or (f) agree or commit to do any of the foregoing.

At any time after the last day of the 42nd month following the date of issuance of the first share of Series B Convertible Preferred Stock issued by the Company, the Company shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series B Convertible Preferred Stock for a price per share equal to original issue price, $1.12 per share, of each such share of Series B Convertible Preferred Stock, plus all accrued and unpaid dividends on such share, whether or not declared.

Upon the occurrence of any of the following events (each a “Mandatory Conversion Event”) (a) the closing of a Qualified Financing (as defined below), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Convertible Preferred Stock, then (i) all outstanding shares of Series B Convertible Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate. A “Qualified Financing” shall mean any transaction involving the issuance or sale of Common Stock that would result in at least $20,000,000 in gross proceeds to the Company.

As of December 31, 2020, the Company had 4,361,606 shares of Series B Convertible Preferred Stock issued and outstanding.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Common Units and Series A Preferred Units

Prior to the conversion from a Delaware limited liability company to a Delaware corporation on January 31, 2020, the Company’s ownership interests consisted of common units and preferred units.

On January 31, 2020, immediately prior to the Company’s conversion from a limited liability to a corporation, the preferred unit holders elected to convert the outstanding Preferred Units and the accrued and unpaid Series A Preferred Dividends into Common Units. On January 31, 2020, 5,932,545 Preferred Units were converted to 6,244,651 Common Units, and $1,859,014 of accrued and unpaid Series A Preferred Dividends were converted to 1,587,679 Common Units at a conversion price of $1.1709 per share.

Upon the Company’s conversion from a limited liability company to a corporation on January 31, 2020, 9,850,522 shares of Common Units were converted to 9,850,522 shares of Common Stock.

As of December 31, 2020 and 2019, respectively, the Company had 0 and 2,083,017 Common Units issued and outstanding.

As of December 31, 2020 and 2020, respectively, the Company had 0 and 5,932,545 Preferred Units issued and outstanding.

Equity Incentive Plan

On February 3, 2020, the Company approved the 2020 Equity Incentive Plan (the “2020 Plan”). The 2020 Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants.

The number of shares of the common stock that may be issued under the 2020 Plan is 2,500,131. Shares issuable under our 2020 Plan may be authorized but unissued shares, or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2020 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2020 Plan. The number of shares of common stock issuable under the 2020 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the administrator has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2020 Plan. No award granted under the 2020 Plan may be transferred, except by will, the laws of descent and distribution. No awards may be granted under our 2020 plan on or after the tenth anniversary of the effective date of our 2020 plan.

During the year ended December 31, 2020, the Company granted equity awards to employees and consultants pursuant to the 2020 Plan consisting of 2,141,390 shares of restricted Common Stock, par value $0.0001 per share, of which 25% shall vest on the one-year anniversary of the respective grant dates and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the respective grant dates of the equity awards.

The Company estimated the fair value of the equity stock awards to be $0 as of the respective grant dates.

During the year ended December 31, 2020, an equity award consisting of 250,013 shares of restricted Common Stock was forfeited upon termination of employment before any of the shares included in the equity award had vested.

As of December 31, 2020 there were 1,891,377 shares of our common stock that have been granted pursuant to the 2020 Plan and 608,753 shares available to be issued pursuant to the 2020 Plan.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Warrants

In April 2011, the Company engaged a strategic consultant to raise capital for an affiliate of the Company. As set forth in the agreement, the Company agreed to issue to the strategic consultant, in connection with its services, warrants to purchase 150,000 Common Units at an exercise price of $0.01 per unit. Upon the Company’s conversion from a limited liability company to a corporation in January 2020, the warrants were converted from Common Units to Common Stock based on a 1:1 ratio of Common Units to Common Stock. The warrant expires in April 2021.

The warrant was exercised in April 2021 for 150,000 shares of Common Stock at an exercise price of $0.01, or $1,500.

Note 8 - Commitments and Contingencies

Legal

The Company is party to legal proceedings in the ordinary course of its business but does not expect the outcome of any proceedings, individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows. The Company carries insurance with coverage and coverage limits that it believes to be customary in the funeral home industry. Although there can be no assurance that such insurance will be sufficient to protect the Company against all contingencies, management believes that the insurance protection is reasonable in view of the nature and scope of the operations.

Regulatory

General. Our operations are subject to regulations, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of our business. We believe that we comply in all material respects with the provisions of these laws, ordinances and regulations. Legislative bodies and regulatory agencies frequently propose new laws and regulations, some of which could have a material impact on our business. We cannot predict the impact of any future laws and regulations or changes to existing laws and regulations.

Federal Trade Commission. Our funeral home operations are comprehensively regulated by the Federal Trade Commission (“FTC”) under Section 5 of the Federal Trade Commission Act and a trade regulation rule for the funeral industry promulgated thereunder referred to as the “Funeral Rule.” The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized pricing information and various other disclosures about funeral goods and services and prohibit a funeral provider from: (i) misrepresenting legal, crematory and cemetery requirements; (ii) embalming for a fee without permission; (iii) requiring the purchase of a casket for direct cremation; (iv) requiring consumers to buy certain funeral goods or services as condition for furnishing other funeral goods or services; (v) misrepresenting state and local requirements for an outer burial container; and (vi) representing that funeral goods and services have preservative and protective value. Additionally, the Funeral Rule requires the disclosure of mark-ups, commissions, additional charges and rebates related to cash advance items.

Environmental. Our operations are also subject to stringent federal, regional, state and local laws and regulations relating to environmental protection, including legal requirements governing air emissions, waste management and disposal and wastewater discharges. For instance, the federal Clean Air Act and analogous state laws, which restrict the emission of pollutants from many sources, including crematories, may require us to apply for and obtain air emissions permits, install costly emissions control equipment, and conduct monitoring and reporting tasks.

Also, in the course of our operations, we store and use chemicals and other regulated substances as well as generate wastes that may subject us to strict liability under the federal Resource Conservation and Recovery Act and comparable state laws, which govern the treatment, storage, and disposal of nonhazardous and hazardous wastes, and the federal Comprehensive Environmental Response, Compensation and Liability Act, a remedial statute that imposes cleanup obligations on current and past owners or operators of facilities where hazardous substance releases occurred and anyone who transported or disposed or arranged for the transportation or disposal of hazardous substances released into the environment from such sites. In addition, the Federal Water Pollution Control Act, also known as the federal Clean Water Act, and analogous state laws regulate discharges of pollutants to state and federal waters. Underground and aboveground storage tanks that store chemicals and fuels for vehicle maintenance or general operations are located at certain of our facilities and any spills or releases from those facilities may cause us to incur remedial liabilities under the Clean Water Act or analogous state laws as well as potential liabilities for damages to properties or persons. Failure to comply with environmental laws and regulations could result in the assessment of sanctions, including administrative, civil, and criminal penalties, the imposition of investigatory, remedial and corrective action obligations, delays in permitting or performance of projects and the issuance of injunctions restricting or prohibiting some or all of our activities in affected areas. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damages to property, natural resources or persons. Also, it is possible that implementation of stricter environmental laws and regulations or more stringent enforcement of existing environmental requirements could result in additional, currently unidentifiable costs or liabilities to us, such as requirements to purchase pollution control equipment or implement operational changes or improvements. While we believe we are in substantial compliance with existing environmental laws and regulations, we cannot assure that we will not incur substantial costs in the future.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Worker Health and Safety. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Note 9 - Income Taxes

Until January 31, 2020, the Company was a limited liability company and was treated as a partnership for federal and state income tax. Accordingly, no provision for federal income taxes was required since the members reported their proportionate share of company taxable income or loss on their respective income tax returns. Such income or losses were proportionately allocated to the members based upon their ownership interests.

Effective with the conversion into a corporation on January 31, 2020, income taxes are accounted for under the asset and liability method. Income tax expense differs from the amounts that would result from applying the federal statutory rate of 21% to the Company’s income before taxes for the year ended December 31, 2020, is as follows:

2020
Computed “expected” income tax expense	$139,361
Non-deductible expenses	8,020
Benefit from the write-off of divested assets	(216,497)
Benefit from conversion of accrued preferred dividends to common stock	(390,393)
Change in valuation allowance	459,508
Total income tax expense	$—

Temporary differences that give rise to the components of deferred tax assets and liabilities as of December 31, 2020:

2020
Deferred tax assets:
Allowance for bad debt	$72,523
Amortization and depreciation of assets	962,229
Net operating loss carry-forwards	658,042
Deferred tax assets	1,692,794
Less: Valuation allowance	(1,692,794)
Net deferred tax assets	$—

Net deferred tax liabilities	$—

Net deferred tax asset (liability)	$—

As of December 31, 2020, the Company had net operating losses of approximately $2.6 million for federal and state income tax purposes that can be carried forward indefinitely until the loss is fully recovered but limited to 80% of taxable income in any one tax period.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

As of December 31, 2020, management determined that there should be a 100% valuation allowance against the net deferred tax assets and liabilities of $530,546. In assessing the ability to realize a portion of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making the assessment.

The Company has not recognized any tax benefits from uncertain tax positions for any of the reporting periods presented. Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months. During the year ended December 31, 2020, no interest or penalties were required to be recognized relating to unrecognized tax benefits.

The Company files U.S. federal and state tax returns, of which the open tax period subject to examination by taxing authorities include the years ended after December 31, 2017. The Company is not currently subject to any examinations by any state or federal taxation authority.

Note 10 - Basic and Diluted Earnings per Common Share

The following is a reconciliation of the numerator and denominator used in the computation of basic and diluted earnings per share for the years ended December 31, 2020 and 2019:

	2020	2019
Numerator:
Net income (loss) attributable to common shareholders	$615,086	$(980,120)

Denominator:
Weighted average shares outstanding – basic	9,187,128	2,083,017
Effect of dilutive securities:
Restricted equity awards	1,780,329	—
Convertible Series B preferred stock	443,086	—
Weighted average shares outstanding – diluted	11,410,544	2,083,017

Net income (loss) per common share, basic	$0.07	$(0.47)
Net income (loss) per common share, diluted	$0.05	$(0.47)

During the fiscal year ended December 31, 2020, there were outstanding warrants to purchase 1,240,402 shares of the Company’s common stock that were not included in the calculation of diluted earnings per share because the impact would have been anti-dilutive. In addition, during the fiscal years ended December 31, 2020 and 2019, there were outstanding Series A preferred units and convertible notes that were convertible into 7,673,222 common shares or units that were not included in the calculation of diluted earnings per share because the impact would have been anti-dilutive.

Note 11 - Related Party Transactions

Effective February 1, 2020, we have entered into a Management Services Agreement with Littlebanc, a Florida limited liability company whose managing member is Michael Margolies. Mr. Margolies is also a director of our company and the controlling stockholder. Pursuant to the terms of this management services agreement, we will pay Littlebanc an annual management fee, to be paid on a quarterly basis, in an amount equal to the greater of: (i) $150,000; and (ii) 5.00% of the consolidated EBITDA of our company and our subsidiaries and affiliates for the most recently completed fiscal quarter. Additionally, Littlebanc will be reimbursed for all costs and expenses it or its affiliates incur in connection with performing their services under the agreement. The Management Fee shall be paid quarterly in arrears on or before 15 days after the end of each fiscal quarter, beginning with the first full fiscal quarter after the initial closing of the Company’s Reg. A+ offering of Series A Redeemable Preferred Stock, which occurred in December 2020. The first full fiscal quarter would be the quarter ending March 31, 2021, and the first quarterly payment would be due April 15, 2021.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

As part of the Management Services Agreement, the Company also awarded Littlebanc a restricted stock grant under our 2020 plan in the amount of 1,250,065 shares of our common stock, of which 25% shall vest on the one-year anniversary of the effective date of the Management Services Agreement and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the effective date of the management services agreement.

As part of the $3 million of Series B Convertible Preferred Stock sold in November 2020, the Company paid $180,000 to Wilmington Capital Securities, LLC (“Wilmington”), an SEC registered and FINRA member broker-dealer, that acted as placement agent with respect to the raise. Michael Margolies, one of our directors and the controlling stockholder, is a registered representative of Wilmington.

In connection with the ongoing Regulation A offering of our series A redeemable preferred stock, on May 20, 2020, Digital Offering LLC, the managing broker-dealer of this offering, entered into a participating dealer agreement with Wilmington. Subject to the terms of its agreement with the managing broker-dealer, Wilmington will participate in this offering as a “Dealer” solicitating persons acceptable to us to participate in the offering and will receive a selling commission in an amount up to 6% of the purchase price of the series A redeemable preferred shares sold by it. This amount may be reduced to a lower rate to the extent the managing broker-dealer negotiates a lower rate with Wilmington. Expenses incurred in the performance of Wilmington’s obligations will not be reimbursed. Michael Margolies, one of our directors and the controlling stockholder, is a registered representative of Wilmington and may receive a portion of any commission payable by us to Wilmington in connection with this offering.

Note 12 - Divestiture of Variable Interest Entity

In February 2020, the Company entered into an agreement to divest the majority of the assets and certain liabilities of one of its funeral home businesses that was not majority owned by the Company to a non-affiliated buyer. As part of the asset purchase agreement, the Company entered into a long-term management services agreement (the “MSA Agreement”) with the buyer to provide management services for the acquired funeral home business and two other funeral home business already owned by the buyers. Since the Company no longer exerts the power to direct the activities that most significantly impact the business entity’s economic performance, this business will no longer be included in the Company’s consolidated financial results.

As part of the asset purchase agreement, the buyer agreed to payoff $3,283,277 of outstanding debt of the divested funeral home entity, assumed an additional $402,769 of outstanding promissory notes owed by the divested funeral home entity and the Company, and assumed all pre-need liabilities of the divested funeral home entity.

As part of the MSA Agreement, the buyer agreed to pay a certain percentage of the revenues generated by the acquired funeral home’s business and the two additional funeral homes owned by the buyer to the Company for a term of three years, with options to renew for an additional term upon acceptance by both parties. The management fee is calculated and payable to the Company on a monthly basis. However, the buyer is not required to pay the first $450,000 of the management fees earned by the Company to offset a portion of the liabilities assumed by the buyer as part of the asset purchase agreement.

Upon deconsolidation of the divested funeral home entity in February 2020, the Company recognized a gain of $1,279,527, which is reflected in the Company’s Consolidated Statement of Operations for the year ended December 31, 2020.

For the year ended December 31, 2020, the Company earned $154,660 of revenue from management services provided to the three funeral home entities, including the divested funeral home entity.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 13 - Consolidation of Variable Interest Entities:

The Company has consolidated five operating business entities which are not majority owned by the Company within the consolidated financial statements of the Company. The operating business entities are accounted for as subsidiaries in the consolidated financial statements because the Company has the power to direct the activities that most significantly impact the operating business entities economic performance. Those activities include management oversight, hiring, and strategic decision-making.

The Company has also entered into agreements with the owners of the operating business entities, and as such the owners of those entities granted the Company the right to acquire 100% of the ownership interest of each of the operating business entities upon the election of the Company. The Company may exercise the option at any time for four of the business entities. The fifth consolidated business entity was divested in February 2020. In addition, the owners of these entities have assigned their rights to any dividends and distributions generated from these consolidated business entities to the Company.

As discussed in Note 5, the assets of the affiliated companies are pledged as collateral for the related mortgage debt and, consequently, other Company creditors do not have recourse to those assets. Additionally, the mortgage, finance lease obligations and other secured debt is guaranteed by the Company, the Company’s principal members and cross-collateralized by a security interest in the Company’s assets.

There are no assets of the consolidated entities that can only be used to settle obligations of the consolidated entity. In addition, through various creditor and indemnification agreements, there are no liabilities of the consolidated entities for which creditors do not have recourse to the general credit of the Company, the primary beneficiary of the consolidated variable interest entities.

Should the affiliates require additional financial support in the future, it is expected that the Company would provide it due to the common ownership and other arrangements as described above between the Company and the affiliated companies. The Company is currently the sole source of the affiliated company’s financial support.

The consolidated variable interest entities included in the consolidated balance sheets and statements of operations are as follows:

	2020	2019

Consolidated Balance Sheets:
Cash and cash equivalents	$50,994	$159,430
Accounts receivable, net	380,616	277,093
Other current assets	161,640	218,175
Preneed receivables, net and trust investments	1,046,751	2,913,787
Property and equipment, net	5,670,017	7,728,084
Accounts payable and accrued liabilities	461,709	774,534
Debt and finance lease obligations	9,133,831	12,574,785
Deferred receipts held in trust	1,046,751	3,029,411
Other long-term liabilities	3,318,984	2,353,245
Noncontrolling interests	(6,651,258)	(7,435,406)

Consolidated Statements of Operations:
Revenue	$4,558,316	$6,273,154
Costs of revenue	986,835	1,239,753
Operating profit	3,571,481	5,033,401
Operating expenses	3,834,404	4,818,030
Operating income (loss)	(262,923)	215,371
Net income (loss)	664,566	(828,607)

Note 14 - Subsequent Events:

Management has evaluated subsequent events through April 30, 2021, the date the consolidated financial statements were available to be issued.

In March 2021, the Company issued 48,890 shares of the Company’s Series A Redeemable Preferred Stock at a purchase price of $10.00 per share for gross proceeds of $488,900, less issuance costs of $36,668 paid to the managing broker-dealer.

In March 2021, the Company exercised the lease buyout for one of the four funeral home properties included in the Finance Lease Obligations (see Note 6 above). As part of the lease buyout, the Company purchased the leased property for $1,147,965 and paid off an outstanding promissory note due to the lessor in the amount of $259,054, including principal and interest. The Company entered into a mortgage in the amount of $1,112,000 to finance the majority of the lease buyout and payoff of the promissory note. The mortgage has a term of twenty-five years at a variable annual interest of the U.S. Prime rate plus 1.25%. The current monthly payment is $6,223 due in April 2021.